

2009 RUDDICK ANNUAL REPORT AND PROXY STATEMENT


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Harris Teeter
Your Neighborhood Food Market
5706



Harris Teeter®
Your Neighborhood Food Market





A&E® Innovate. Create. Deliver.

Eleven-Year Financial and Operating Summary

(dollars in thousands, except share and per share data)	**2009[1]**	2008	2007	2006	2005	2004[1,2]	2003[1]	2002[1]	2001[1]	2000	1999[2]
Net Sales											
Harris Teeter	**$ 3,827,005**	$ 3,664,804	$ 3,299,377	$ 2,922,679	$ 2,644,976	$ 2,572,367	$ 2,431,632	$ 2,349,650	$ 2,416,799	$ 2,332,908	$ 2,273,156
American & Efird	**250,817**	327,593	339,831	343,177	319,679	296,230	293,107	294,548	326,491	359,183	361,133
Total Net Sales	**$ 4,077,822**	$ 3,992,397	$ 3,639,208	$ 3,265,856	$ 2,964,655	$ 2,868,597	$ 2,724,739	$ 2,644,198	$ 2,743,290	$ 2,692,091	$ 2,634,289
Operating Profit (Loss)											
Harris Teeter	**$ 175,591**	$ 177,765	$ 154,083	$ 127,637	$ 113,580	$ 104,406	$ 93,622	$ 88,773	$ 31,802	$ 59,146	$ 55,438
American & Efird	**(14,621)**	2,328	1,424	1,579	9,010	13,073	13,624	12,495	21,635	47,478	48,617
Corporate	**(6,119)**	(6,308)	(7,333)	(6,147)	(7,330)	(5,065)	(5,134)	(7,466)	(4,735)	(7,178)	(7,507)
Total Operating Profit	**$ 154,851**	$ 173,785	$ 148,174	$ 123,069	$ 115,260	$ 112,414	$ 102,112	$ 93,802	$ 48,702	$ 99,446	$ 96,548
Net Income (Loss)	**$ 85,964**	$ 96,752	$ 80,688	$ 72,336	$ 68,598	$ 64,659	$ 59,882	$ 51,983	$ (727)	$ 51,002	$ 50,714
Net Income (Loss) Per Share — Diluted	**1.78**	2.00	1.68	1.52	1.44	1.38	1.29	1.12	(0.02)	1.10	1.08
Common Dividend	**0.48**	0.48	0.44	0.44	0.44	0.40	0.36	0.36	0.36	0.36	0.33
Shareholders' Equity	**$ 812,179**	$ 823,835	$ 736,610	$ 670,517	$ 608,942	$ 549,710	$ 495,265	$ 457,688	$ 445,353	$ 473,005	$ 443,683
Percent Return on Beginning Equity	**10.4%**	13.1%	12.0%	11.9%	12.5%	13.1%	13.1%	11.7%	(0.2%)	11.5%	12.3%
Book Value Per Share	**$ 16.73**	$ 17.06	$ 15.31	$ 14.10	$ 12.82	$ 11.76	$ 10.71	$ 9.85	$ 9.61	$ 10.23	$ 9.55
Capital Expenditures											
Harris Teeter	**$ 206,701**	$ 192,224	$ 205,474	$ 210,336	$ 115,423	$ 83,941	$ 64,370	$ 66,591	$ 68,525	$ 98,973	$ 77,513
American & Efird	**2,500**	7,269	7,666	7,626	13,552	8,104	9,197	7,833	19,169	19,744	15,658
Corporate	**2**	7	6,763	574	25	47	14	4,692	27	38	3,766
Total Capital Expenditures	**$ 209,203**	$ 199,500	$ 219,903	$ 218,536	$ 129,000	$ 92,092	$ 73,581	$ 79,116	$ 87,721	$ 118,755	$ 96,937
Working Capital	**$ 71,421**	$ 66,353	$ 73,494	$ 98,119	$ 130,811	$ 187,971	$ 165,192	$ 165,911	$ 112,272	$ 138,091	$ 124,060
Total Assets	**1,844,321**	1,696,407	1,529,689	1,362,936	1,203,640	1,109,097	1,065,022	1,039,271	940,064	1,020,684	969,924
Long-Term Debt — Including Current Portion	**365,087**	320,578	264,392	237,731	163,445	166,287	189,095	185,892	157,113	227,940	198,961
Long-Term Debt as a Percent of Capital Employed	**30.8%**	27.9%	26.3%	26.0%	21.0%	23.0%	27.3%	28.5%	25.7%	32.1%	30.7%
Number of Employees	**24,800**	25,500	24,800	22,400	20,400	18,200	17,500	17,650	17,100	20,000	19,800
Common Shares Outstanding	**48,545,080**	48,278,136	48,127,252	47,557,894	47,488,979	46,730,758	46,223,233	46,454,188	46,319,696	46,220,876	46,451,240

1 Operating Profit, Net Income, Net Income Per Share — Diluted and related returns include the following exit and impairment charges and tax settlement, which have been previously disclosed in the Company's annual reports on Form 10-K:

Fiscal 2009: Non-cash charges of $9,891 ($6,099 after tax benefits, or $0.13 per diluted share) related to goodwill and long-lived asset impairments recognized by A&E.
Fiscal 2004: Exit and impairment charges at A&E of $384 ($238 after taxes).
Fiscal 2003: Exit and impairment charges at A&E of $580 ($360 after taxes, or $0.01 per diluted share).
Fiscal 2002: Exit and impairment credits at Harris Teeter of $710 ($431 after taxes, or $0.01 per diluted share) and exit and impairment charges at A&E of $7,823 ($4,825 after taxes, or $0.10 per diluted share).
Fiscal 2001: Exit and impairment charges at Harris Teeter of $45,035 ($27,370 after taxes, or $0.59 per diluted share), exit and impairment charges at A&E of $2,105 ($1,285 after taxes, or $0.03 per diluted share) and a tax settlement with the IRS for $20,000 ($0.43 per diluted share).

2 53-week year.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended: September 27, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission File Number: 1-6905

RUDDICK CORPORATION

(Exact name of registrant as specified in its charter)

North Carolina	56-0905940
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
301 S. Tryon St., Suite 1800, Charlotte, North Carolina	28202
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: **(704) 372-5404**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of exchange on which registered:
Common Stock	New York Stock Exchange, Inc.
Rights to Purchase Series A Junior Participating Additional Preferred Stock	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ___
Non-accelerated filer ___ (Do not check if a smaller reporting company)	Smaller reporting company ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the closing price as of the last business day of the registrant's most recently completed second fiscal quarter, March 29, 2009, was $949,348,000. The registrant has no non-voting stock.

As of November 13, 2009, the registrant had outstanding 48,572,319 shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Part III: Portions of the Definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the Company's 2010 Annual Meeting of Shareholders to be held on February 18, 2010 are incorporated by reference into Part III. (With the exception of those portions which are specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed or incorporated by reference as part of this report.)

RUDDICK CORPORATION
AND CONSOLIDATED SUBSIDIARIES

FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 27, 2009

TABLE OF CONTENTS

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PART I

Item 1. *Business*

Ruddick Corporation (the "Company") is a holding company which, through its wholly-owned subsidiaries, is engaged in two primary businesses: Harris Teeter, Inc. ("Harris Teeter") currently operates a regional chain of supermarkets in eight states primarily in the southeastern and mid-Atlantic United States, including the District of Columbia; and American & Efird, Inc. ("A&E") manufactures and distributes industrial sewing thread, embroidery thread and technical textiles on a global basis.

At September 27, 2009, the Company and its subsidiaries had total consolidated assets of $1,844,321,000 and had approximately 24,800 employees. The principal executive office of the Company is located at 301 S. Tryon Street, Suite 1800, Charlotte, North Carolina, 28202.

Ruddick Corporation, which is incorporated under North Carolina law, was created in 1968 through the consolidation of the predecessor companies of Ruddick Investment Company (which was subsequently merged into Ruddick Operating Company) and A&E. In 1969, the Company acquired Harris Teeter. Ruddick Operating Company is not classified as a separate operating component of the Company due to its limited operations and relative size to the consolidated group. Ruddick Operating Company manages venture capital holdings in a limited number of entities and has investments in various independently managed venture capital investment funds. For information regarding the Company's investments, see the Note entitled "Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements in Item 8 hereof.

The two primary businesses of the Company, together with financial information and competitive aspects of such businesses, are discussed separately below. For other information regarding industry segments, see the Note entitled "Industry Segment Information" of the Notes to Consolidated Financial Statements in Item 8 hereof.

The only foreign operations conducted by the Company are through A&E. Neither of the two primary businesses would be characterized as seasonal. The following analysis is based upon the Company's operating locations for the fiscal periods and year end (in thousands):

	2009	2008	2007
Net Sales for the Fiscal Year:			
Domestic United States	$3,940,608	$3,810,635	$3,454,198
Foreign Countries	137,214	181,762	185,010
	$4,077,822	$3,992,397	$3,639,208
Net Long-Lived Assets at Fiscal Year End:			
Domestic United States	$1,088,602	$ 978,363	$ 860,493
Foreign Countries	36,238	40,625	41,990
	$1,124,840	$1,018,988	$ 902,483

The Company's consolidated working capital as of September 27, 2009 consisted of $474,286,000 in current assets and $402,865,000 in current liabilities. Normal operating fluctuations in these balances can result in changes to cash flow from operating activities presented in the statements of consolidated cash flows that are not necessarily indicative of long-term operating trends. There are no unusual industry practices or requirements relating to working capital items in either of the Company's subsidiary operations.

The Company employs fifteen people at its corporate headquarters, including two executive officers who formulate and implement overall corporate objectives and policies. The Company's employees perform functions in a number of areas including finance, accounting, internal audit, risk management, financial reporting, employee benefits and public and shareholder relations. The Company assists its subsidiaries in developing long-range goals, in strengthening management personnel and their operations and financing. Management of each subsidiary is responsible for implementing operating policies and reports directly to management of the Company.

Harris Teeter

As of September 27, 2009, Harris Teeter operated 189 supermarkets located in North Carolina (132), Virginia (33), South Carolina (11), Maryland (3), Tennessee (4), Delaware (2), District of Columbia (2), Florida (1) and Georgia (1). These supermarkets offer a full assortment of groceries, produce, meat and seafood, delicatessen items, bakery items, wines and non-food items such as health and beauty care, general merchandise and floral. In addition, Harris Teeter operated pharmacies in 118 of their supermarkets as of September 27, 2009. Retail supermarket operations are supported by two company-owned distribution centers and one company-owned dairy production facility. Other than milk and ice cream produced by the company-owned facility, Harris Teeter purchases most of the products it sells, including its store brand products, from outside suppliers or directly from the manufacturers. Harris Teeter's sales constituted 94% of the Company's consolidated sales in fiscal 2009 (92% in fiscal 2008 and 91% in fiscal 2007).

The supermarket industry is highly competitive. Harris Teeter competes with local, regional and national food chains along with independent merchants. In addition to the more traditional food stores, Harris Teeter also competes with discount retailers (including supercenters that carry a full line of food items), many of which are larger in terms of assets and sales. The consolidation of competitors within the supermarket industry that has occurred over the past several years has reduced the number of local food chains and independent merchants. Additionally, some discount supercenter operators, such as Wal-Mart and Target, are continuing to expand and offer more items typically found in supermarket formats. As a result, Harris Teeter is likely to compete with more, larger food chains in its markets. Principal competitive factors include store location, price, service, convenience, cleanliness, product quality and product variety. No one customer or group of related customers has a material effect upon the business of Harris Teeter.

As of September 27, 2009, Harris Teeter employed approximately 10,000 full-time and 11,900 part-time individuals, none of whom were represented by a union. Harris Teeter considers its employee relations to be good.

American & Efird, Inc.

A&E is one of the world's largest global manufacturers and distributors of industrial sewing thread, embroidery thread and technical textiles, produced from natural and synthetic fibers. Manufacturers of apparel, automotive materials, home furnishings, medical supplies and footwear rely on A&E industrial sewing thread to manufacture their products. A&E's primary products are industrial sewing thread, embroidery thread and technical textiles sold through its employed sales representatives, commissioned agents and distributors. A&E also distributes sewing supplies manufactured by other companies. A&E sales constituted 6% of the Company's consolidated sales in fiscal 2009 (8% in fiscal 2008 and 9% in fiscal 2007).

A majority of A&E's sales are industrial thread for use in apparel products. The apparel market is made up of many categories servicing both genders and diverse age groups, including jeanswear, underwear, menswear, womenswear, outerwear, intimate apparel, workwear and childrenswear. A&E also manufactures industrial thread for use in a wide variety of non-apparel products including home furnishings, automotive, footwear, upholstered furniture, sporting goods, caps and hats, gloves, leather products, medical products and tea bag strings.

Headquartered in Mt. Holly, North Carolina, A&E operated six modern manufacturing facilities in North Carolina and four distribution centers strategically located in the United States as of the fiscal year ended September 27, 2009. Subsequent to the end of fiscal 2009, A&E completed the consolidation of one of its manufacturing facilities into one of its other North Carolina operations, thus reducing the number of manufacturing facilities in North Carolina to five. The manufacturing facilities have been designed for flexibility and efficiency to accommodate changing customer product demands.

A&E also has wholly-owned operations in Canada, China, Colombia, Costa Rica, El Salvador, England, Honduras, Hong Kong, Italy, Mexico, Malaysia, The Netherlands, Turkey, Poland and Slovenia; majority-owned joint ventures in China (two), Dominican Republic and South Africa; minority interest in ventures with ongoing operations in Bangladesh, Brazil, India and Sri Lanka; and a 50% ownership interest in a joint venture in China.

A&E's consolidated assets in these foreign operations total approximately $169 million at the end of fiscal 2009. Management expects to continue to expand foreign production and distribution operations, through acquisitions, joint ventures or new start-up operations.

The domestic order backlog, believed to be firm, as of September 27, 2009, was approximately $10,770,000 versus $10,535,000 at the end of the preceding fiscal year. The international order backlog as of the end of fiscal 2009 was approximately $1,984,000 versus $2,685,000 at the end of the preceding fiscal year. The majority of the domestic and international order backlog was filled within five weeks of the fiscal 2009 year end. As of September 27, 2009, A&E had approximately 7,500 domestic and 6,000 international active customer accounts. In fiscal 2009, no single customer accounted for more than 4% of A&E's total net sales, and the ten largest customers accounted for approximately 14% of A&E's total net sales.

A&E purchases cotton from farmers and domestic cotton merchants. There is presently a sufficient supply of cotton worldwide and in the domestic market. Synthetic fibers are bought from the principal American synthetic fiber producers for domestic operations and from the principal Asian and American synthetic fiber producers for operations in China. There is currently an adequate supply of synthetic fiber for A&E's global operations.

A&E has three patents issued. There are no material licenses, franchises or concessions held by A&E. Research and development expenditures were $428,000, $509,000, and $487,000 in fiscal 2009, 2008 and 2007, respectively, none of which were sponsored by customers. Two full-time employees are currently engaged in this activity.

The industrial sewing thread industry is highly competitive. A&E is one of the world's largest manufacturers of industrial sewing threads and also manufactures and distributes consumer sewing thread, embroidery thread and technical textiles. A&E competes globally with Coats plc, as well as regional producers and merchants in the industrial thread, embroidery thread and technical textile markets. The key competitive factors are quality, service and price.

A&E and its consolidated subsidiaries employed approximately 2,900 individuals worldwide as of September 27, 2009. None of the domestic employees and an insignificant number of employees of foreign operations are represented by a union. A&E considers its employee relations to be good.

Available Information

The Company's Internet address is *www.ruddickcorp.com*. The Company makes available, free of charge, on or through its website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and beneficial ownership reports on Forms 3, 4, and 5 as soon as reasonably practicable after electronically filing such material with, or furnishing it to, the Securities and Exchange Commission.

Item 1A. ***Risk Factors***

This report contains certain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from those expressed in, or implied by, our forward-looking statements. Words such as "expects," "anticipates," "believes," "estimates" and other similar expressions or future or conditional verbs such as "will," "should," "would" and "could" are intended to identify such forward-looking statements. Readers of this report should not rely solely on the forward-looking statements and should consider all uncertainties and risks throughout this report. The statements are representative only as of the date they are made, and we undertake no obligation to update any forward-looking statement.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements. We face risks that are inherent in the businesses and the market places in which Harris Teeter and A&E operate. The following discussion sets forth certain risks and uncertainties that we believe could cause actual future results to differ materially from expected results. In addition to the factors discussed below, other factors that might cause our future financial performance to vary from that described in our forward-looking statements include: (i) changes in federal, state or local laws or regulations; (ii) cost and stability of energy sources; (iii) cost and availability of energy and raw materials; (iv) management's ability to predict accurately the adequacy of the Company's present liquidity to meet future financial requirements; (v) continued solvency of any third parities on leases the Company has guaranteed; (vi) management's ability to predict the required contributions to the pension plans of the Company; (vii) the Company's requirement to impair recorded goodwill or long-lived assets; (viii) changes in labor and employee benefit costs, such as increased health care and other insurance costs; (ix) ability to recruit, train and retain effective employees and management in both of the Company's operating subsidiaries; (x) the extent and speed of successful execution of strategic initiatives; (xi) volatility of financial and credit markets which would affect access to capital for the Company; and, (xii) unexpected outcomes of any legal proceedings arising in the normal course of business of the Company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations and also could cause actual results to differ materially from those included, contemplated or implied by the forward-looking statements made in this report, and the reader should not consider any of the above list of factors and the following discussion to be a complete set of all potential risks or uncertainties.

Risks Related to Harris Teeter

The Supermarket Industry is Highly Competitive

The supermarket industry is characterized by narrow profit margins and competes on value, location and service. Harris Teeter faces increased competitive pressure in all of its markets from existing competitors and from the threatened entry by one or more major new competitors. The number and type of competitors faced by Harris Teeter vary by location and include: traditional grocery retailers (both national and regional), discount retailers such as "supercenters" and "club and warehouse stores," specialty supermarkets, drug stores, dollar stores, convenience stores and restaurants. In addition, certain Harris Teeter supermarkets also compete with local video stores, florists, book stores and pharmacies. Aggressive supercenter expansion, increasing fragmentation of retail formats, entry of non-traditional competitors and market consolidation have further contributed to an increasingly competitive marketplace.

Additionally, increasingly competitive markets and economic uncertainty have made it difficult generally for grocery store operators to achieve comparable store sales gains. Because sales growth has been difficult to attain, Harris Teeter's competitors have attempted to maintain market share through increased levels of promotional activities and discount pricing, creating a more difficult environment in which to achieve consistent sales gains. Some of Harris Teeter's competitors have greater financial resources and could use these resources to take measures which could adversely affect Harris Teeter's competitive position. Accordingly, Harris Teeter's business, financial condition or results of operations could be adversely affected by competitive factors, including product mix and pricing changes which may be made in response to competition from existing or new competitors.

Harris Teeter's Expansion Plans Are Subject to Risk

Harris Teeter has spent, and intends to continue to spend, significant capital and management resources on the development and implementation of expansion and renovation plans. Harris Teeter's new store opening program has accelerated in recent years and involves expanding the company's Washington, D.C. metro market area which incorporates northern Virginia, the District of Columbia, southern Maryland and coastal Delaware. The successful implementation of Harris Teeter's renovation and expansion plans are subject to several factors including: the availability of new, suitable locations on reasonable commercial terms, or at all; the success of new stores, including those in new markets; management's ability to manage expansion, including the effect on sales at existing stores when a new store is opened nearby; the ability to secure any necessary financing; change in regional and national economic conditions; and increasing competition or changes in the competitive environment in Harris Teeter's markets.

Harris Teeter's new stores may initially operate at a loss, depending on factors such as prevailing competition and market position in the surrounding communities and the level of sales and profit margins in existing stores may not be duplicated in new stores. Pursuing a strategy of growth, renovation and expansion in light of current highly competitive industry conditions could lead to a near-term decline in earnings as a result of opening and operating a substantial number of new stores, particularly with respect to stores in markets where Harris Teeter does not have a significant presence. If Harris Teeter's expansion and renovation plans are unsuccessful, it could adversely affect Harris Teeter's cash flow, business and financial condition due to the significant amount of capital and management resources invested.

Food Safety Issues Could Result in a Loss of Consumer Confidence and Product Liability Claims

Harris Teeter could be adversely affected if consumers lose confidence in the safety and quality of the food supply chain. These concerns could cause shoppers to avoid purchasing certain products from Harris Teeter, or to seek alternative sources of supply for their food needs, even if the basis for the concern is not valid and/or is outside of the company's control. Adverse publicity about these types of concerns, whether or not valid, could discourage consumers from buying our products and any lost confidence on the part of our customers would be difficult and costly to reestablish. As such, any issue regarding the safety of any food items sold by Harris Teeter, regardless of the cause, could have a substantial and adverse effect on the company's operations.

Harris Teeter's Geographic Concentration May Expose it to Regional or Localized Downturns

Harris Teeter operates primarily in the southeastern United States, with a strong concentration in North Carolina, Virginia and South Carolina. As a result, Harris Teeter's business is more susceptible to regional factors than the operations of more geographically diversified competitors. These factors include, among others, changes in the economy, weather conditions, demographics and population. Although the southeast region has experienced economic and demographic growth in the past, a significant economic downturn in the region could have a material adverse effect on Harris Teeter's business, financial condition or results of operations.

The Ownership and Development of Real Estate May Subject Harris Teeter to Environmental Liability

Under applicable environmental laws, as an owner or developer of real estate, Harris Teeter may be responsible for remediation of environmental conditions that may be discovered and may be subject to associated liabilities (including liabilities resulting from lawsuits brought by private litigants) relating to Harris Teeter supermarkets and other buildings and the land on which those building are situated, whether the properties are leased or owned, and whether such environmental conditions, if in existence, were created by Harris Teeter or by a prior owner or tenant. The discovery of contamination from hazardous or toxic substances, or the failure to properly remediate such contaminated property, may adversely affect Harris Teeter's ability to sell or rent real property or to borrow using real property as collateral. Liabilities or costs resulting from noncompliance with current or future applicable environmental laws or other claims relating to environmental matters could have a material adverse effect on Harris Teeter's business, financial condition or results of operations.

Risks Related to A&E

A&E Operates in a Competitive Global Industry

A&E competes on a global basis with a large number of manufacturers in the highly competitive sewing thread, embroidery thread and technical textile industries. Maintaining A&E's competitive position may require substantial investments in product development efforts, manufacturing facilities, distribution network and sales and marketing activities. Competitive pressures may also result in decreased demand for A&E's products or force A&E to lower its prices. Other generally adverse economic and industry conditions, including a decline in consumer demand for apparel products, could have a material adverse effect on A&E's business.

A&E may not Succeed at Integrating Its Acquisitions

In recent years, A&E has expanded its foreign production and distribution capacity by acquiring other manufacturers, entering into joint ventures or starting new businesses. Management expects A&E to continue this activity and expand foreign production and distribution operations through acquisitions, joint ventures or new start-up operations. The process of combining these acquisitions with A&E's existing businesses involves risks. A&E will face challenges in consolidating functions, integrating organizations, procedures, operations and product lines in a timely and efficient manner and retaining key personnel. Failure to successfully manage and integrate acquisitions, joint ventures or new start-up businesses could lead to the potential loss of customers, the potential loss of employees who may be vital to the new operations, the potential loss of business opportunities or other adverse consequences that could affect A&E's financial condition and results of operations. Even if integration occurs successfully, failure of future acquisitions to achieve levels of anticipated sales growth, profitability or productivity may adversely impact A&E's financial condition and results of operations. Additionally, expansions involving foreign markets may present other complexities that may require additional attention from members of management. The diversion of management attention and any difficulties encountered in the transition and integration process could have a material adverse effect on A&E's revenues, level of expenses and operating results.

A&E Has Substantial International Operations

In fiscal 2009, approximately 55% of A&E's net sales and a large portion of A&E's production occurred outside the United States, primarily in Europe, Latin America and Asia. A&E's corporate strategy includes the expansion and growth of its international business on a worldwide basis, with an emphasis on Asia. As a result, A&E's operations are subject to various political, economic and other uncertainties, including risks of restrictive taxation policies, changing political conditions and governmental regulations. A&E's foreign operations also subjects A&E to the risks inherent in currency translations. A&E's global operations make it impossible to eliminate completely all foreign currency translation risks and its impact on A&E's financial results.

A&E Has Raw Material Price Volatility

The significant price volatility of many of A&E's raw materials may result in increased production costs, which A&E may not be able to pass on to its customers. A significant portion of the raw materials A&E uses in manufacturing thread and technical textiles are petroleum-based. The prices for petroleum and petroleum-related products are volatile. While A&E at times in the past has been able to increase product prices due to raw material increases, A&E generally is not able to immediately raise product prices and may be unable to completely pass on underlying cost increases to its customers. Additional raw material and energy cost increases that A&E is not able to fully pass on to customers or the loss of a large number of customers to competitors as a result of price increases could have a material adverse effect on its business, financial condition, results of operations or cash flows.

Other Risks

Narrow Profit Margins may Adversely Affect the Company's Business

Profit margins in the supermarket and thread industries are very narrow. In order to increase or maintain the Company's profit margins, strategies are used to reduce costs, such as productivity improvements, shrink reduction, distribution efficiencies, energy efficiency programs and other similar strategies. Changes in product mix also may negatively affect certain financial measures. If the Company is unable to achieve forecasted cost reductions there may be an adverse effect on the Company's business.

Our Self-Insurance Reserves are Subject to Variability and Unpredictable External Factors

As discussed in more detail below in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Self-insurance Reserves for Workers' Compensation, Healthcare and General Liability," the Company is primarily self-insured for most U.S. workers' compensation claims, healthcare claims and general liability and automotive liability losses. Accordingly, the Company determines the estimated reserve required for claims in each accounting period, which requires that management determine estimates of the costs of claims incurred and accrue for such expenses in the period in which the claims are incurred. The liabilities that have been recorded for these claims represent our best estimate of the ultimate obligations for reported claims plus those incurred but not reported. Changes in legal trends and interpretations, variability in inflation rates, changes in the nature and method of claims settlement, benefit level changes due to changes in applicable laws, and changes in discount rates could all affect ultimate settlements of claims or the assumptions underlying our liability estimates, which could cause a material change for our self-insurance liability reserves and impact earnings.

The Company may Incur Increased Pension Expenses

The Company maintains certain retirement benefit plans for substantially all domestic full-time employees and a supplemental retirement benefit plan for certain selected officers of the Company and its subsidiaries, including a qualified pension plan which is a non-contributory, funded defined benefit plan and a non-qualified supplemental pension plan for executives which is an unfunded, defined benefit plan. The Company has frozen participation and benefit accruals under the Company-sponsored defined benefit plan effective September 30, 2005 for all participants, with certain transition benefits provided to those participants that have achieved specified age and service levels on December 31, 2005; however, at September 27, 2009, the Company's pension plans had projected benefit obligations in excess of the fair value of plan assets. The amount of any increase or decrease in our required contributions to our pension plans will depend on government regulation, returns on plan assets and actuarial assumptions regarding our future funding obligations. For more information, refer to the Note entitled "Employee Benefit Plans" in the Notes to Consolidated Financial Statements in Item 8 hereof.

Adverse Economic Conditions may Negatively Impact the Company's Operating Results

The increase in unemployment and loss of consumer confidence can alter the consumers' buying habits and demand for apparel products. In addition, consumers may decrease their purchases of more discretionary items and increase their purchase of lower cost food products. Adverse economic conditions in the financial markets, including the availability of financing, could also adversely affect the Company's operating results by increasing costs related to obtaining financing at acceptable rates and reduce our customers' liquidity position. These conditions could materially affect the Company's customers causing reductions or cancellations of existing sales orders and inhibit the Company's ability to collect receivables. In addition, the Company's suppliers may be unable to fulfill the Company's outstanding orders or could change credit terms that would negatively affect the Company's liquidity. All of these factors could adversely impact the Company's results of operations, financial condition and cash flows.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

The executive office of the Company is located in a leased space of a downtown office tower at 301 S. Tryon Street, Suite 1800, Charlotte, North Carolina, 28202.

Harris Teeter owns its principal offices near Charlotte, North Carolina, a 517,000 square foot distribution facility east of Charlotte, a 913,000 square foot distribution facility in Greensboro, North Carolina, and a 90,500 square foot dairy processing plant in High Point, North Carolina. Both distribution facilities contain dry grocery warehousing space and refrigerated storage for perishable goods. In addition, the Greensboro facility has frozen goods storage and a single pick facility for health and beauty care products and other general merchandise. Harris Teeter operates its retail stores primarily from leased properties. As of September 27, 2009, Harris Teeter held title to the land and buildings of four of its supermarkets. The remaining supermarkets are either leased in their entirety or the building is owned and situated on leased land. In addition, Harris Teeter holds interest in properties that are under development for store sites. Harris Teeter's supermarkets range in size from approximately 16,000 square feet to 73,000 square feet, with an average size of approximately 47,300 square feet.

The following table sets forth selected statistics with respect to Harris Teeter stores for each of the last three fiscal years:

	2009	2008	2007
Stores Open at Period End	189	176	164
Average Weekly Net Sales Per Store*	$ 405,356	$ 414,101	$ 402,982
Average Square Footage Per Store at Period End	47,277	46,708	46,197
Average Square Footage Per New Store Opened During Period	51,698	48,330	51,737
Total Square Footage at Period End	8,935,271	8,220,583	7,576,302

* Computed on the basis of aggregate sales of stores open for a full year.

A&E's principal offices, six domestic manufacturing plants and one distribution center are all owned by A&E and are all located in North Carolina. Domestic manufacturing and related warehouse facilities have an aggregate of approximately 1,537,000 square feet of floor space. A&E has a domestic dyeing production capacity of approximately 27,000,000 pounds per year. Capacities are based on 168 hours of operations per week. In addition, A&E leases three distribution centers strategically located in its domestic markets with an aggregate of approximately 84,000 square feet of floor space.

Through consolidated subsidiaries, A&E also owns seven international manufacturing and/or distribution facilities with an aggregate of approximately 799,000 square feet of floor space. A&E also leases another 19 international manufacturing and/or distribution facilities with an aggregate of approximately 427,000 square feet of floor space. The foreign consolidated subsidiaries engaged in manufacturing have a dyeing production capacity of approximately 22,480,000 pounds per year. Capacities are based on 168 hours of operations per week. In addition to its consolidated subsidiaries, A&E also has minority interests in various joint ventures and a 50% ownership interest in a joint venture in China.

The Company believes its facilities and those of its operating subsidiaries are adequate for its current operations and expected growth for the foreseeable future.

Item 3. ***Legal Proceedings***

The Company and its subsidiaries are involved in various legal matters from time to time in connection with their operations, including various lawsuits and patent and environmental matters. These matters considered in the aggregate have not had, nor does the Company expect them to have, a material effect on the Company's results of operations, financial position or cash flows.

Item 4. ***Submission of Matters to a Vote of Security Holders***

Not applicable.

Item 4A. ***Executive Officers of the Registrant***

The following list contains the name, age, positions and offices held and period served in such positions or offices for each of the executive officers of the Registrant.

Thomas W. Dickson, age 54, is the Chairman of the Board of Directors, President and Chief Executive Officer of the Company, and has been Chairman of the Board of Directors since March 2006 and President and principal executive officer since February 1997. Prior to that time, he served as Executive Vice President of the Company from February 1996 to February 1997. Prior to that time, from February 1994 to February 1996 he served as President of, and from February 1991 to February 1994 he served as Executive Vice President of, A&E.

John B. Woodlief, age 59, is the Vice President – Finance and Chief Financial Officer of the Company, and has been the Vice President – Finance and principal financial officer of the Company since November 1999. Prior to that time, he served as a partner in PricewaterhouseCoopers since 1998 and a partner in Price Waterhouse from 1985 to 1998. He served as Managing Partner of the Charlotte, North Carolina office of Price Waterhouse and PricewaterhouseCoopers from January of 1997 to June of 1999. He joined Price Waterhouse in 1972.

Frederick J. Morganthall, II, age 58, was elected President of Harris Teeter on October 30, 1997. Prior to that time, and beginning in October 1996, he served as Executive Vice President of Harris Teeter. He was also Harris Teeter's Senior Vice President of Operations from October 1995 to October 1996, Vice President of Operations from April 1994 to October 1995 and Vice President of Sales and Distribution from October 1992 to April 1994.

Fred A. Jackson, age 59, has been President of A&E since August 1996. Prior to that time, and beginning in January 1996, he served as Executive Vice President of A&E. He was also A&E's Senior Vice President - Industrial Thread Sales from October 1993 to January 1996.

The executive officers of the Company and its subsidiaries are elected annually by their respective Boards of Directors. Thomas W. Dickson is the nephew of Alan T. Dickson who is a director of the Company. No other executive officer has a family relationship as close as first cousin with any other executive officer or director or nominee for director.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities***

Information regarding the principal market for the Company's common stock (the "Common Stock"), number of shareholders of record, market price information per share of Common Stock and dividends declared per share of Common Stock for each quarterly period in fiscal 2009 and 2008 is set forth below.

The Common Stock is listed on the New York Stock Exchange. As of November 13, 2009, there were approximately 4,500 holders of record of Common Stock.

Quarterly Information

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2009				
Dividend Per Share	$ 0.12	$ 0.12	$ 0.12	$ 0.12
Market Price Per Share				
High	33.74	29.20	26.87	28.00
Low	23.81	18.86	22.00	21.77
Fiscal 2008				
Dividend Per Share	$ 0.12	$ 0.12	$ 0.12	$ 0.12
Market Price Per Share				
High	38.03	36.99	39.79	38.98
Low	31.15	31.71	33.89	29.47

The Company expects to continue paying dividends on a quarterly basis which is at the discretion of the Board of Directors and subject to legal and contractual requirements. Information regarding restrictions on the ability of the Company to pay cash dividends is set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Capital Resources and Liquidity" in Item 7 hereof.

Equity Compensation Plan Information

The following table provides information as of September 27, 2009 regarding the number of shares of Common Stock that may be issued under the Company's equity compensation plans.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) (1)	Weighted-average exercise price of outstanding options, warrants and rights (b) (2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	509,184	$19.29	1,465,221
Equity compensation plans not approved by security holders	-0-	-0-	-0-
Total	509,184	$19.29	1,465,221

(1) Includes grants of 136,700 performance shares outstanding as of September 27, 2009. Excludes 106,884 shares of Common Stock that are deliverable in connection with the 106,884 stock units outstanding under the Ruddick Corporation Director Deferral Plan (the "Deferral Plan") that have been accumulated in a rabbi trust for the purpose of funding distributions from the Deferral Plan. Does not include any shares of restricted stock that were outstanding as of September 27, 2009 since these shares are already

outstanding and do not represent potential dilution. For more information on the Company's restricted stock and performance share grants, see the Note entitled "Stock Options and Stock Awards" of the Notes to Consolidated Financial Statements in Item 8 hereof.

(2) The weighted average exercise price does not take into account performance share awards or restricted stock units outstanding as of September 27, 2009.

Comparison of Total Cumulative Shareholder Return for Five-Year Period Ending September 27, 2009

The following graph presents a comparison of the yearly percentage change in the Company's cumulative total shareholders' return on Common Stock with the (i) Standard & Poor's 500 Index, (ii) Standard & Poor's Midcap 400 Index, (iii) Standard & Poor's Food Retail Index, and (iv) Standard & Poor's Apparel, Accessories & Luxury Goods Index for the five-year period ended September 27, 2009.



Comparison of Five-Year Cumulative Total Return*
Among Ruddick Corporation and Certain Indices**
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
9/04
9/05
9/06
9/07
9/08
9/09
Ruddick Corporation
S&P 500
S&P Midcap 400
S&P Food Retail
S&P Apparel, Accessories & Luxury Goods

	Cumulative Total Return					
	9/30/04	9/30/05	9/30/06	9/30/07	9/30/08	9/30/09
Ruddick Corporation	100.00	119.64	137.71	180.08	176.60	147.73
S & P 500	100.00	112.25	124.37	144.81	112.99	105.18
S & P Midcap 400	100.00	122.16	130.17	154.59	128.81	124.80
S & P Food Retail	100.00	125.44	130.21	148.10	111.51	94.10
S & P Apparel, Accessories & Luxury Goods	100.00	119.54	135.07	154.44	105.89	110.34

* $100 invested on 9/30/04 in stock or index, including reinvestment of dividends.

** The Company utilizes two indices, rather than a single index, for its peer group comparison: Standard & Poor's Food Retail Index and Standard & Poor's Apparel, Accessories & Luxury Goods Index. The Company believes that the separate presentation of these indices more accurately corresponds to the Company's primary lines of business.

Issuer Purchases of Equity Securities

The following table summarizes the Company's purchases of its common stock during the quarter ended September 27, 2009.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
June 29, 2009 to August 2, 2009	- 0 -	n.a.	- 0 -	2,822,469
August 3, 2009 to August 30, 2009	- 0 -	n.a.	- 0 -	2,822,469
August 31, 2009 to September 27, 2009	- 0 -	n.a.	- 0 -	2,822,469
Total	- 0 -	n.a.	- 0 -	2,822,469

(1) In February 1996, the Company announced the adoption of a stock buyback program, authorizing, at management's discretion, the Company to purchase and retire up to 4,639,989 shares, 10% of the then-outstanding shares of the Company's common stock, for the purpose of preventing dilution as a result of the operation of the Company's comprehensive stock option and awards plans. The stock purchases are effected from time to time pursuant to this authorization. As of September 27, 2009, the Company had purchased and retired 1,817,520 shares under this authorization and no shares were purchased during the quarter ended September 27, 2009. The stock buyback program has no set expiration or termination date.

Item 6. *Selected Financial Data (dollars in thousands, except per share data)*

	2009 (1)	2008	2007	2006	2005
Net sales	$4,077,822	$3,992,397	$3,639,208	$3,265,856	$2,964,655
Operating profit	154,851	173,785	148,174	123,069	115,260
Net income	85,964	96,752	80,688	72,336	68,598
Net income per share					
Basic	1.79	2.02	1.69	1.53	1.45
Diluted	1.78	2.00	1.68	1.52	1.44
Dividend per share	0.48	0.48	0.44	0.44	0.44
Total assets	1,844,321	1,696,407	1,529,689	1,362,936	1,203,640
Long-term debt -- including current portion	365,087	320,578	264,392	237,731	163,445
Shareholders' equity	812,179	823,835	736,610	670,517	608,942
Book value per share	16.73	17.06	15.31	14.10	12.82

Note: The Company's fiscal year ends on the Sunday nearest to September 30. Fiscal years 2009, 2008, 2007, 2006 and 2005 includes the 52 weeks ended September 27, 2009, September 28, 2008, September 30, 2007, October 1, 2006 and October 2, 2005.

(1) Reference is made to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Goodwill and Long-Lived Asset Impairments" which describes certain asset impairment charges as follows:

- Fiscal 2009 – Non-cash charges of $9,891,000 ($6,099,000 after tax benefits, or $0.13 per diluted share) related to goodwill and long-lived asset impairments recognized by A&E.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This Management's Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements. We have based these forward-looking statements on our current plans, expectations and beliefs about future events. In light of the risks, uncertainties and assumptions discussed under Item 1A "Risk Factors" of this Annual Report on Form 10-K and other factors discussed in this section, there are risks that our actual experience will differ materially from the expectations and beliefs reflected in the forward-looking statements in this section and throughout this report. For more information regarding what constitutes a forward-looking statement, please refer to "Risk Factors" in Item 1A hereof.

Overview

The Company operates primarily in two business segments through two wholly owned subsidiaries: retail grocery (including related real estate and store development activities) – operated by Harris Teeter, and industrial sewing thread (textile primarily), including embroidery thread and technical textiles – operated by A&E. Harris Teeter is a regional supermarket chain operating primarily in the southeastern and mid-Atlantic United States, including the District of Columbia. A&E is a global manufacturer and distributor of sewing thread for the apparel and other markets, embroidery thread and technical textiles. The Company evaluates the performance of its two businesses utilizing various measures which are based on operating profit.

The economic environment has motivated changes in the consumption habits of the retail consumer which has impacted the financial results of both operating subsidiaries. Unprecedented economic uncertainty, tumultuous market conditions, and a decreasing level of consumer confidence has created a more cautious consumer and increased the competitive environment in Harris Teeter's primary markets. Harris Teeter competes with other traditional grocery retailers, as well as other retail outlets including, but not limited to, discount retailers such as "neighborhood or supercenters" and "club and warehouse stores," specialty supermarkets and drug stores. Generally, Harris Teeter's markets continue to experience new store opening activity and aggressive feature pricing or everyday low prices by competitors. In response, Harris Teeter utilizes information gathered from various sources, including its Very Important Customer ("VIC") loyalty card program, and works with suppliers to deliver effective retail pricing and targeted promotional spending programs that drive customer traffic and create value for Harris Teeter customers. In addition, Harris Teeter differentiates itself from its competitors with its product selection, assortment and variety, and its focus on customer service. These efforts along with Harris Teeter's new store development program have resulted in overall gains in market share within Harris Teeter's primary markets.

Harris Teeter continued its planned new store development program and has opened 15 new stores during fiscal 2009, 15 new stores during fiscal 2008 and 19 new stores during fiscal 2007. Much of Harris Teeter's new store growth is focused on expanding its Washington, D.C. metro market area which incorporates northern Virginia, the District of Columbia, southern Maryland and coastal Delaware. The new store activity, and its associated pre-opening and incremental start-up costs, has required additional borrowings under the Company's revolving credit facility.

Business conditions for A&E's customers have also been negatively impacted by the current economic environment and the cautious consumer. A&E has experienced a significant decline in sales as a result of the serious global economic conditions facing its customers in the apparel and non-apparel markets. In addition, apparel production in the Americas has continued to decline due to the shift of apparel sourcing from the Americas to other regions of the world, predominately Asia. It has been estimated by the U.S. Department of Commerce Office of Textiles and Apparel that Asia and the Indian sub-continent accounted for approximately 69% of the apparel imports into the U.S. in 2006, approximately 73% in 2007, approximately 74% in 2008 and approximately 76% for the first eight months in 2009. This has greatly impacted A&E's operations in the Americas. As a result, A&E's strategic plans have included the expansion of its operations in the Asian markets and the expansion of product lines beyond apparel sewing thread.

A&E's growth in China, India and other Asian markets has been accomplished through additional investments in its wholly owned subsidiaries by way of capital expenditures and through strategic joint ventures. In fiscal 2003, A&E entered into a joint venture in China resulting in a 50% ownership interest in Huamei Thread Company Limited, which is one of the largest thread producers in the China market. During fiscal 2005, A&E acquired an 80% ownership interest in Jimei Spinning Company Limited (a thread yarn spinning company located in China) and increased its ownership interest in Hengmei Spinning Company Limited (another thread yarn spinning company in China) from 60% to 80%. During the third quarter of fiscal 2008, A&E entered into a joint venture with Vardhman Textiles Limited in India ("Vardhman") to manufacture, distribute and sell sewing thread for industrial and consumer markets within India and for export markets. During the first quarter of fiscal 2009, A&E exercised its option to purchase an additional 14% ownership interest in Vardhman under the terms of the original joint venture agreement, which increased A&E's total ownership interest in Vardhman to 49%. A&E continues to transform its business to be more Asian centric, which is in line with the global shifting of A&E's customer base.

A&E also expanded its global presence during fiscal 2005 by entering into a joint venture in Brazil resulting in a 30% ownership interest in Linhas Bonfio S.A ("Linhas"). During the first quarter of fiscal 2009, A&E acquired an additional 13% ownership interest in Linhas, which increased A&E's total ownership interest in Linhas to 43%. In addition, A&E obtained a majority ownership interest in its two joint ventures in South Africa during fiscal 2006.

A&E's fiscal 2004 acquisition of certain assets and the U.S. business of Synthetic Thread Company, Inc. provided A&E with an entry into the technical textiles market. A&E expanded its customer base and product line offerings in the technical textiles arena by acquiring certain assets and the U.S. business of Ludlow Textiles Company, Inc. in fiscal 2005. Technical textiles represent non-apparel yarns A&E supplies to its customers in the automotive, telecommunication, wire and cable, paper production and other industries. Further diversification was achieved in fiscal 2005 by A&E's acquisition of certain assets and the business of Robison-Anton Textile Co., a U.S. producer of high-quality embroidery threads. The sale of non-apparel threads and yarns resulting from these acquisitions has partially offset sales declines in the U.S. resulting from the shifting of apparel manufacturing. In fiscal 2006, A&E expanded its production and distribution of non-apparel products through the acquisition of TSP Tovarna Sukancev in Trakov d.d. ("TSP") located in Maribor, Slovenia. A&E continues to expand the manufacturing and distribution of non-apparel products throughout its global operations.

A&E continues to face increased operating costs and highly competitive pricing in its markets. A&E has completed the integration and consolidation of the strategic investments made in the past few years. Management at A&E intends to continue to reduce expenses at its U.S. operations and certain foreign operations, and focus on its strategic plans to become more Asian centric.

Results of Operations

Goodwill and Long-Lived Asset Impairments

The continuing deterioration of the economic environment during 2009, particularly with respect to A&E's customers in the retail apparel and non-apparel markets, caused management to lower the expected future cash flows of A&E's U.S. operating segment during the Company's annual strategic planning process. Based on the revised expectations, A&E was required to perform an interim test for goodwill impairment and, as a result, recorded non-cash impairment charges related to its U.S. operating segment during the third quarter of fiscal 2009. Impairment charges included the write-off of all of the goodwill associated with its U.S. acquisitions previously made in 1995 and 1996 and the write-down of certain long-lived assets of its U.S. operating segment. During fiscal 2009, A&E wrote off $7,654,000 of goodwill and wrote down certain long-lived assets of its U.S. operating segment by $2,237,000. A&E also recorded deferred tax benefits of $3,792,000 related to the impairment charges.

Consolidated Overview

The following table sets forth the operating profit components by each of the Company's operating segments and for the holding company ("Corporate") for the 52 weeks ended September 27, 2009 (fiscal 2009), September 28, 2008 (fiscal 2008), and September 30, 2007 (fiscal 2007). The table also sets forth each of the segment's net income components as a percent to total net sales and the percentage increase or decrease of such components over the prior year (in thousands):

	Fiscal 2009		Fiscal 2008		Fiscal 2007		% Inc. (Dec.)	
		% to Sales		% to Sales		% to Sales	09 vs 08	08 vs 07
Net Sales								
Harris Teeter	$3,827,005	93.8	$3,664,804	91.8	$3,299,377	90.7	4.4	11.1
American & Efird	250,817	6.2	327,593	8.2	339,831	9.3	(23.4)	(3.6)
Total	$ 4,077,822	100.0	$ 3,992,397	100.0	$ 3,639,208	100.0	2.1	9.7
Gross Profit								
Harris Teeter	$1,169,441	28.68	$1,138,857	28.53	$1,021,739	28.07	2.7	11.5
American & Efird	47,916	1.17	69,590	1.74	74,608	2.05	(31.1)	(6.7)
Total	1,217,357	29.85	1,208,447	30.27	1,096,347	30.12	0.7	10.2
SG&A Expenses								
Harris Teeter	993,850	24.37	961,092	24.08	867,656	23.84	3.4	10.8
American & Efird	52,646	1.29	67,262	1.68	73,184	2.01	(21.7)	(8.1)
Corporate	6,119	0.15	6,308	0.16	7,333	0.20	(3.0)	(14.0)
Total	1,052,615	25.81	1,034,662	25.92	948,173	26.05	1.7	9.1
Impairment Charges – A&E								
Goodwill	7,654	0.19	—	—	—	—	n.m.	n.m.
Long-Lived Assets	2,237	0.05	—	—	—	—	n.m.	n.m.
Total	9,891	0.24	—	—	—	—	n.m.	n.m.
Operating Profit (Loss)								
Harris Teeter	175,591	4.31	177,765	4.45	154,083	4.23	(1.2)	15.4
American & Efird	(14,621)	(0.36)	2,328	0.06	1,424	0.04	n.m.	63.6
Corporate	(6,119)	(0.15)	(6,308)	(0.16)	(7,333)	(0.20)	(3.0)	(14.0)
Total	154,851	3.80	173,785	4.35	148,174	4.07	(10.9)	17.3
Other Expense, net	16,662	0.41	19,674	0.49	17,683	0.48	(15.3)	11.3
Income Tax Expense	52,225	1.28	57,359	1.44	49,803	1.37	(9.0)	15.2
Net Income	$ 85,964	2.11	$ 96,752	2.42	$ 80,688	2.22	(11.1)	19.9

Consolidated net sales increased 2.1% in fiscal 2009 and 9.7% in fiscal 2008 when compared to prior years as a result of strong sales gains at Harris Teeter. The fiscal 2009 and 2008 increases were partially offset by sales declines at A&E. Foreign sales for fiscal 2009 represented 3.4% of the consolidated sales of the Company, compared to 4.6% for fiscal 2008 and 5.1% for fiscal 2007. Over the past several years, A&E has pursued a global expansion strategy along with the diversification of its product lines; however, the percentage of foreign sales to consolidated net sales has declined during these periods as a result of the sales mix between the operating subsidiaries. Refer to the discussion of segment operations under the captions "Harris Teeter, Retail Grocery Segment" and "American & Efird, Industrial Thread Segment" for a further analysis of the segment operating results.

The gross profit increase for fiscal 2009 was driven by increased gross profit at Harris Teeter that was offset, in part, by a gross profit decline at A&E when compared to fiscal 2008. The increase in gross profit, and its percent to sales, for fiscal 2008 was driven by a gross profit increase at Harris Teeter that was offset, in part, by a gross profit decline at A&E from fiscal 2007 to fiscal 2008. Refer to the discussion of segment operations under the captions "Harris Teeter, Retail Grocery Segment" and "American & Efird, Industrial Thread Segment" for a further analysis of the segment operating results.

Consolidated selling, general & administrative ("SG&A") expenses increased during fiscal 2009, when compared to the prior year, as a result of the increased operating costs at Harris Teeter driven by store expansion. The increase in SG&A expenses in fiscal 2009 was partially offset by reduced SG&A expenses at A&E and Corporate. SG&A expenses, as a percent to consolidated net sales, decreased in fiscal 2009 from fiscal 2008 and fiscal 2007 as a result of the leverage created through sales gains that apply against fixed costs at Harris Teeter and lower SG&A expenses at A&E and Corporate. Refer to the discussion of segment operations under the caption "Harris Teeter, Retail Grocery Segment" and "American & Efird, Industrial Thread Segment" for a further analysis of the segment operating results.

As discussed previously, A&E recorded non-cash impairment charges of $9,891,000 related to its U.S. operating unit during fiscal 2009. The related income tax benefit of these charges amounted to $3,792,000, resulting in a net income reduction of $6,099,000. Refer to the discussion of segment operations under the caption "American & Efird, Industrial Thread Segment" for a further analysis of the segment operating results.

Other expense, net includes interest expense, interest income, investment gains and losses, and minority interest. Net interest expense (interest expense less interest income) decreased $2.3 million in fiscal 2009 from fiscal 2008. The decrease in interest expense was driven by lower average interest rates on outstanding debt balances. Average outstanding debt balances increased between the comparable periods as a result of increased borrowings under the Company's credit facility and new capital leases entered into in support of Harris Teeter's new store development program. Net interest expense increased $1.8 million in fiscal 2008 over fiscal 2007 as a result of additional interest expense associated with increased borrowings under the Company's credit facility in support of Harris Teeter's new store development program. In addition, incremental borrowings were required for A&E's fiscal 2008 equity investment in Vardhman. The increase in interest expense was offset, in part, by a lower weighted average interest rate realized during fiscal 2008.

The effective consolidated income tax rate for fiscal 2009 was 37.8% as compared to 37.2% for fiscal 2008 and 38.2% for fiscal 2007. Income tax expense for fiscal 2009 included the removal of $1.6 million of valuation allowances associated with foreign tax credits which management now believes will be realized and adjustments made for an increase in the Company's state income taxes. Income tax expense for fiscal 2008 included refund claims related to prior years of approximately $2.4 million associated with A&E's foreign operations.

As a result of the items discussed above, consolidated net income for fiscal 2009 decreased by $10.8 million, or 11.1%, over fiscal 2008 and net income per diluted share decreased by 11.0% to $1.78 per share in fiscal 2009 from $2.00 per share in fiscal 2008. The non-cash impairment charges recorded by A&E during fiscal 2009 reduced consolidated net income by $6.1 million, or $0.13 per diluted share. Consolidated net income for fiscal 2008 increased by $16.1 million, or 19.9%, over fiscal 2007 and net income per diluted share increased by 19.0% to $2.00 per share in fiscal 2008 from $1.68 per share in fiscal 2007.

Harris Teeter, Retail Grocery Segment

The following table sets forth the consolidated operating profit components for the Company's Harris Teeter supermarket subsidiary for fiscal years 2009, 2008, and 2007. The table also sets forth the percent to sales and the percentage increase or decrease over the prior year (in thousands):

	Fiscal 2009		Fiscal 2008		Fiscal 2007		% Inc. (Dec.)	
		% to Sales		% to Sales		% to Sales	09 vs 08	08 vs 07
Net Sales	$3,827,005	100.00	$3,664,804	100.00	$3,299,377	100.00	4.4	11.1
Cost of Sales	2,657,564	69.44	2,525,947	68.92	2,277,638	69.03	5.2	10.9
Gross Profit	1,169,441	30.56	1,138,857	31.08	1,021,739	30.97	2.7	11.5
SG&A Expenses	993,850	25.97	961,092	26.23	867,656	26.30	3.4	10.8
Operating Profit	$ 175,591	4.59	$ 177,765	4.85	$ 154,083	4.67	(1.2)	15.4

Sales increased 4.4% in fiscal 2009 over fiscal 2008 and 11.1% in fiscal 2008 over fiscal 2007. The increase in sales in fiscal 2009 was attributable to incremental new stores that was partially offset by a decline in comparable store sales, whereas the increase in sales in fiscal 2008 was attributable to both incremental new stores and comparable store sales increases. During fiscal 2009, Harris Teeter opened 15 new stores (2 of which were replacements) and closed 2 stores. During fiscal 2008, Harris Teeter opened 15 new stores (2 of which were replacements) and closed 3 stores and during fiscal 2007 Harris Teeter opened 19 new stores (2 of which were replacements) and closed 7 stores. The increase in sales from new stores exceeded the loss of sales from closed stores by $225.4 million in fiscal 2009, $275.7 million in fiscal 2008 and $230.1 million in fiscal 2007. Comparable store sales (see definition below) decreased 1.49% ($53.1 million) for fiscal 2009, as compared to increases of 2.86% ($91.3 million) for fiscal 2008 and 4.87% ($136.4 million) for fiscal 2007. Comparable store sales were negatively impacted by retail price deflation and, to some extent, the cannibalization created by strategically opening stores in key major markets that have a close proximity to existing stores. In addition, Harris Teeter customers, in theses economic times, are choosing lower priced store branded products and reducing their purchases of more discretionary categories such as floral, tobacco, and certain general merchandise. Store brand product penetration was 25.38% in fiscal 2009, an increase of 10 basis points over fiscal 2008. The number of shopping visits and items sold increased, however the average ticket size was down in fiscal 2009 from fiscal 2008. In addition, Harris Teeter experienced average increases in active households per comparable store (based on VIC data) in fiscal 2009 of 3.31% for the fourth quarter and 1.86% for year, evidencing a growing customer base in those stores. Harris Teeter's strategy of opening additional stores in its core markets that have a close proximity to existing stores can negatively impact comparable store sales. However, management expects these stores, and any similar new additions in the foreseeable future, to have a strategic benefit of enabling Harris Teeter to capture sales and expand market share as the markets it serves continue to grow.

Harris Teeter considers its reporting of comparable store sales growth to be effective in determining core sales growth during periods of fluctuation in the number of stores in operation, their locations and their sizes. While there is no standard industry definition of "comparable store sales," Harris Teeter has been consistently applying the following definition. Comparable store sales are computed using corresponding calendar weeks to account for the occasional extra week included in a fiscal year. A new store must be in operation for 14 months before it enters into the calculation of comparable store sales. A closed store is removed from the calculation in the month in which its closure is announced. A new store opening within an approximate two-mile radius of an existing store that is to be closed upon the new store opening is included as a replacement store in the comparable store sales measurement as if it were the same store. Sales increases resulting from existing comparable stores that are expanded in size are included in the calculations of comparable store sales, if the store remains open during the construction period.

Fiscal 2009 gross profit as a percent to sales declined 52 basis points from fiscal 2008 as a result of additional promotional activity designed to provide more value to Harris Teeter's customers. Management continues to adjust Harris Teeter's promotional spending programs in response to the changing purchasing habits of Harris Teeter's customers. The decline in the gross profit margin for fiscal 2009 was offset, in part, by management's emphasis on distribution and manufacturing cost controls, decreasing fuel costs and a lower LIFO charge. Gross profit, and its percent to sales, for fiscal 2008 improved as a result of changes in Harris Teeter's market mix and its retail pricing and targeted promotional spending strategies. The annual LIFO charge reduced gross profit by $4.4 million (0.12% to sales) in fiscal 2009, $8.8 million (0.24% to sales) in fiscal 2008 and $1.4 million (0.04% to sales) in fiscal 2007.

SG&A expenses for fiscal 2009 increased from fiscal 2008 as a result of incremental costs associated with Harris Teeter's new store program (pre-opening costs and incremental start-up costs), increased credit and debit card fees and other occupancy costs. However, SG&A expenses as a percent to sales decreased 26 basis points in fiscal 2009 from fiscal 2008 as a result of the leverage created through sales gains that apply against fixed costs, along with improved labor management and additional cost controls in support departments. SG&A expenses as a percent to sales decreased in fiscal 2008 from fiscal 2007 as a result of the leverage created through sales gains that apply against fixed costs. Included with SG&A expenses are pre-opening costs, which consist of pre-opening rent, labor and associated fringe benefits and recruiting and relocations costs incurred prior to a new store opening and amounted to $14.4 million (0.37% of sales) in fiscal 2009, $15.4 million (0.42% of sales) in fiscal 2008 and $17.9 million (0.54% of sales) in fiscal 2007. Pre-opening costs fluctuate between periods depending on the new store opening schedule and market location.

As a result of the sales and cost elements described above, operating profit declined 1.2% in fiscal 2009 from fiscal 2008 and increased 15.4% in fiscal 2008 from fiscal 2007. Harris Teeter continues to invest within its core markets, which management believes have greater potential for improved returns on investment in the foreseeable future. Harris Teeter had 189 stores in operation at September 27, 2009, compared to 176 stores at September 28, 2008 and 164 stores at September 30, 2007.

American & Efird, Industrial Thread Segment

The following table sets forth the consolidated operating profit components for the Company's A&E textile subsidiary for fiscal years 2009, 2008 and 2007. The table also sets forth the percent to sales and the percentage increase or decrease over the prior year (in thousands):

	Fiscal 2009		Fiscal 2008		Fiscal 2007		% Inc. (Dec.)	
		% to Sales		% to Sales		% to Sales	09 vs 08	08 vs 07
Net Sales	$ 250,817	100.00	$ 327,593	100.00	$ 339,831	100.00	(23.4)	(3.6)
Cost of Sales	202,901	80.90	258,003	78.76	265,223	78.05	(21.4)	(2.7)
Gross Profit	47,916	19.10	69,590	21.24	74,608	21.95	(31.1)	(6.7)
SG&A Expenses	52,646	20.99	67,262	20.53	73,184	21.53	(21.7)	(8.1)
Goodwill Impairment	7,654	3.05	—	—	—	—	n.m.	n.m.
Long-Lived Asset Impairments	2,237	0.89	—	—	—	—	n.m.	n.m.
Operating (Loss) Profit	$ (14,621)	(5.83)	$ 2,328	0.71	$ 1,424	0.42	n.m.	63.6

Sales decreased 23.4% in fiscal 2009 from fiscal 2008 and 3.6% in fiscal 2008 from fiscal 2007. The decrease in fiscal 2009 was driven primarily by sales declines for all regions between the comparable fiscal years. The global recession and its continuing negative impact on consumer spending is depressing the worldwide supply chain and A&E's customers have cut back orders in response to the reduction of retail sales. The decrease in fiscal 2008 was driven primarily by sales declines in the United States, Canada and Mexico (the North American Free Trade Association Region or "NAFTA") from fiscal 2007. Sales gains during fiscal 2008 in A&E's Asian operations were offset by the sales declines realized in NAFTA.

Foreign sales accounted for approximately 55% of total A&E sales in both fiscal 2009 and fiscal 2008, and 54% in fiscal 2007. Foreign sales, especially in the Asian markets, will continue to be a significant proportion of total A&E sales due to the shifting global production of its customers and A&E's strategy of increasing its presence in such global markets. Management recognizes that a major challenge facing A&E is the geographic shift of its customer base and, as a result, management remains committed to its strategic plans that will transform A&E's business to a more Asian-centric global supplier of sewing thread, embroidery thread and technical textiles.

Gross profit, and its percent to net sales, decreased during fiscal 2009 and fiscal 2008 when compared to the prior fiscal years primarily as a result of weak sales and poor overhead absorption in the U.S. operations and certain other foreign operations. Fiscal 2009 gross profit was reduced by $300,000 for severance costs associated with the consolidation of one of A&E's manufacturing facilities in North Carolina into one of A&E's other North Carolina operations, which was completed subsequent to the end of fiscal 2009. The shifting of apparel production from the Americas to Asia has continued and management is focused on optimizing costs and manufacturing capacities in its domestic and foreign operations.

SG&A expenses decreased in fiscal 2009 from fiscal 2008, as a result of increased net profit from non-consolidated subsidiaries and A&E reducing expenses to more closely match the decline in sales volume; however SG&A expenses as a percent to sales increased primarily due to sales declining faster than the expense reductions achieved during fiscal 2009. Expense reductions have been realized through the consolidation and rationalization of A&E's operations in the U.S. and certain foreign locations. SG&A expenses, and its percent to sales, in fiscal 2008 decreased from fiscal 2007, primarily as a result of increased net profit from non-consolidated subsidiaries and reduced costs in A&E's U.S. operations. In addition, SG&A expenses in fiscal 2008 were offset by an expense reversal of approximately $0.9 million for costs associated with certain import duties levied against A&E's Mexico operations and previously accrued by A&E. As disclosed in prior filings, A&E resolved the dispute through an amnesty program provided by the Mexican authorities during the first quarter of fiscal 2008. The net decrease in fiscal 2008 was offset, in part, by increases in certain items, such as employee health care costs. Net profit from non-consolidated subsidiaries is recorded as a reduction to SG&A expenses and amounted to $4.4 million in fiscal 2009, as compared to $3.4 million in fiscal 2008 and $1.4 million in fiscal 2007. The increase in net profit from non-consolidated subsidiaries was driven primarily by A&E's investments in Vardhman during fiscal 2008 and 2009.

As discussed above, A&E recorded non-cash impairment charges during fiscal 2009 totaling $9.9 million related to its U.S. operating unit. Impairment charges included $7.7 million for the write-off of all of the goodwill associated with its U.S. acquisitions previously made in 1995 and 1996, and $2.2 million for the write-down of long-lived assets.

A&E's operating loss for fiscal 2009 was comprised of $9.9 million of impairment charges discussed above and $4.7 million of operating losses resulting from the challenging economic environment in many parts of the world and its impact on A&E's customers. Although A&E has significantly reduced expenses, it was not enough to offset the decline in sales and reduced operating schedules. Management at A&E intends to continue to reduce expenses at its U.S. operations and certain foreign operations and focus on its strategic plans to become more Asian centric.

For fiscal 2009, all geographic areas of A&E's operations, including Asia, experienced weak business conditions as a result of poor retail sales on a global basis. However, the accomplishments made in expense reduction, and overall improved sales and operating profit in Asia, enabled A&E to realize a significant increase in operating profit during the fourth quarter of fiscal 2009 over the fourth quarter of fiscal 2008. A&E's operating results are not indicative of the progress that has been made in becoming more Asian centric due to the fact that increased sales and improved operating profit of its consolidated Asian operations realized during fiscal 2008 and the fourth quarter of fiscal 2009 have been offset by weakness in the U.S. and other operating areas outside of Asia. In addition, A&E has minority interests in certain Asian operations that are not consolidated with A&E's reported sales, but have substantial sales and good operating results.

Outlook

Harris Teeter's operating performance and the Company's strong financial position provides the flexibility to continue with Harris Teeter's store development program that includes new and replacement stores along with the remodeling and expansion of existing stores. During fiscal 2010, Harris Teeter plans to open 13 new stores (2 of which will be replacements for existing stores) and complete 2 major remodels (1 of which will be expanded in size). The new store opening program for fiscal 2010 is expected to result in a 6.8% increase in retail square footage as compared to an 8.7% increase in fiscal 2009. The annual number of new store openings for fiscal year 2011 and thereafter are expected to be similar to that of fiscal 2010 which is down from fiscal 2009. Management will continue to evaluate Harris Teeter's capital expenditures during these times of economic uncertainty and will adjust its strategic plan accordingly. In addition, the Company routinely evaluates its existing store operations in regards to its overall business strategy and from time to time will close or divest older or underperforming stores.

The new store program for fiscal 2010 anticipates the continued expansion of Harris Teeter's existing markets, including the Washington, D.C. metro market area which incorporates northern Virginia, the District of Columbia, southern Maryland and coastal Delaware. Real estate development by its nature is both unpredictable and subject to external factors including weather, construction schedules and costs. Any change in the amount and timing of new store development would impact the expected capital expenditures, sales and operating results.

Startup costs associated with opening new stores under Harris Teeter's store development program can negatively impact operating margins and net income. In the current competitive environment, promotional costs to maintain market share could also negatively impact operating margins and net income in future periods. The continued execution of productivity initiatives implemented throughout all stores, maintaining controls over waste, implementation of operating efficiencies and effective merchandising strategies will dictate the pace at which Harris Teeter's operating results could improve, if at all.

A&E has been able to diversify its customer base, product mix and geographical locations through acquisitions and joint venture agreements completed in recent years. In addition, A&E continues to increase its investment in China and India to support the growth opportunities in these countries and to become more Asian-centric. A&E will find it difficult to generate significant improvements in profitability in the absence of a more favorable retail environment. A&E management continues to focus on providing best-in-class service to its customers and expanding its product lines throughout A&E's global supply chain. In addition, management intends to continue to reduce expenses at its U.S. operations and certain foreign operations, and to evaluate its structure to best position A&E to take advantage of opportunities available through its enhanced international operations.

The Company's management is cautious in its expectations for fiscal 2010 due to the current economic environment and its impact on our customers. The Company will continue to refine its merchandising strategies to respond to the changing shopping demands as a result of the challenging economic environment. The retail grocery market remains intensely competitive and the textile and apparel environment faces additional challenges during this recessionary period. Operating improvement will be dependent on the Company's ability to increase Harris Teeter's market share, optimize A&E's operations, offset increased operating costs with additional operating efficiencies, and to effectively execute the Company's strategic expansion plans.

Capital Resources and Liquidity

The Company is a holding company which, through its wholly-owned operating subsidiaries, Harris Teeter and A&E, is engaged in the primary businesses of retail grocery and the manufacturing and distribution of industrial thread, technical textiles and embroidery thread, respectively. The Company has no material independent operations, nor material assets, other than the investments in its operating subsidiaries, as well as certain property and equipment, cash equivalents and life insurance contracts to support corporate-wide operations and benefit programs. The Company provides a variety of services to its subsidiaries and is dependent upon income and associated cash flows from its operating subsidiaries.

The Company's principal source of liquidity has been cash generated from operating activities and borrowings available under the Company's credit facility. During fiscal 2009, the net cash provided by operating activities was $233.7 million, compared to $227.2 million during fiscal 2008 and $212.6 million during fiscal 2007. Investing activities during fiscal 2009 required net cash of $218.8 million, compared to $226.2 million during fiscal 2008 and $204.8 million during fiscal 2007. Capital spending has been financed by cash provided by operating activities along with borrowings under the Company's credit facility. Financing activities for fiscal 2009 utilized $6.9 million of cash and included an additional $23.9 million of borrowings under the Company's credit facility. Financing activity also includes $17.5 million for the payment of dividends in fiscal 2009, compared to $23.2 million in fiscal 2008 and $21.1 million in fiscal 2007.

During fiscal 2009, consolidated capital expenditures totaled $209.2 million. Harris Teeter capital expenditures were $206.7 million in fiscal 2009, compared to $192.2 million in fiscal 2008 and $205.5 million in fiscal 2007. A&E's capital expenditures were $2.5 million during fiscal 2009, compared to $7.3 million in fiscal 2008 and $7.7 million in fiscal 2007. In connection with the development of certain of its new stores, Harris Teeter invested an additional $7.6 million which was effectively offset by $7.5 million received from property investment sales and partnership distributions during fiscal 2009. Also in fiscal 2009, A&E invested an additional $8.7 million in Vardhman and an additional $0.7 million in its joint venture in Brazil. Fiscal 2010 consolidated capital expenditures are planned to total approximately $155 million, consisting of $150 million for Harris Teeter and $5 million for A&E. Harris Teeter anticipates that its capital for new store growth and store remodels will be concentrated in its existing markets in fiscal 2010 as well as the foreseeable future. A&E expects to mainly invest in the modernization of its global operations. Such capital investment is expected to be financed by internally generated funds, liquid assets and borrowings under the Company's credit facility. Management believes that the Company's revolving line of credit provides sufficient liquidity for what management expects the Company will require through the expiration of the line of credit in December 2012.

The Company's credit facility was entered into on December 20, 2007 with eleven banks and provides for a five-year revolving credit facility ("Revolving Credit Facility") in the aggregate amount of up to $350 million and a non-amortizing term loan of $100 million due December 20, 2012. The credit agreement also provides for an optional increase of the Revolving Credit Facility by an additional amount of up to $100 million and two 1-year maturity extension options, both of which require the consent of the lenders. The amount which may be borrowed from time to time and the interest rate on any outstanding borrowings are each dependent on a leverage factor. The leverage factor is based on a ratio of rent-adjusted consolidated funded debt divided by earnings before interest, taxes, depreciation, amortization and operating rents, as set forth in the credit agreement. The more significant of the financial covenants which the Company must meet during the term of the credit agreement include a maximum leverage ratio and a minimum fixed charge coverage ratio. As of September 27, 2009, the Company was in compliance with all financial covenants of the credit agreement and $52.9 million of borrowings were outstanding under the Revolving Credit Facility. Issued letters of credit reduce the amount available for borrowings under the Revolving Credit Facility and amounted to $22.1 million as of September 27, 2009. In addition to the $275.0 million of borrowings available under the Revolving Credit Facility as of September 27, 2009, the Company has the capacity to borrow up to an aggregate amount of $32.3 million from two major U.S. life insurance companies utilizing certain insurance assets as collateral. In the normal course of business, the Company will continue to evaluate other financing opportunities based on the Company's needs and market conditions.

Covenants in certain of the Company's long-term debt agreements limit the total indebtedness that the Company may incur. As of September 27, 2009, the amount of additional debt that could be incurred within the limitations of the most restrictive debt covenants exceeded the additional borrowings available under the Revolving Credit Facility. As such, Management believes that the limit on indebtedness does not restrict the Company's ability to meet future liquidity requirements through borrowings available under the Company's Revolving Credit Facility, including any liquidity requirements expected in connection with the Company's expansion plans for the foreseeable future.

Contractual Obligations and Commercial Commitments

The Company has assumed various financial obligations and commitments in the normal course of its operations and financing activities. Financial obligations are considered to represent known future cash payments that the Company is required to make under existing contractual arrangements, such as debt and lease agreements. Management expects that cash provided by operations and other sources of liquidity, such as the Company's Revolving Credit Facility and new sources of financing available to the Company, will be sufficient to meet these obligations on a short and long-term basis. The following table represents the scheduled maturities of the Company's contractual obligations as of September 27, 2009 (in thousands):

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt [1]	$ 339,377	$ 18,698	$ 29,857	$168,882	$ 121,940
Operating Leases [1] [2]	1,467,802	93,876	191,287	193,898	988,741
Capital Lease Obligations [1] [2]	202,353	9,651	21,349	21,436	149,917
Purchase Obligations – Fixed Assets	39,326	39,326	—	—	—
Purchase Obligations – Inventory	948	948	—	—	—
Purchase Obligations – Service Contracts/Other	17,030	7,119	7,754	2,157	—
Unrecognized Tax Liability [3]	5,003	1,967	3,036	—	—
Other [4]	14,833	1,609	3,195	2,957	7,072
Total Contractual Cash Obligations	$2,086,672	$173,194	$256,478	$389,330	$1,267,670

(1) For a more detailed description of the obligations refer to the Notes entitled "Leases" and "Long-Term Debt" of the Notes to Consolidated Financial Statements in Item 8 hereof. Amounts represent total expected payments of principal and interest. Payment on variable interest debt is estimated using an interest rate of 2.0% applied to the outstanding balance.

(2) Represents the minimum rents payable and includes leases associated with closed stores. The obligations related to the closed store leases are discussed below. Amounts are not offset by expected sublease income and do not include various contingent liabilities associated with assigned leases as discussed below.

(3) For a more detailed description of the obligation refer to the Note entitled "Income Taxes" of the Notes to Consolidated Financial Statements in Item 8 hereof. The timing of payment, if any, for the unrecognized tax liability is not certain. However, we believe that we could possibly reach a settlement or resolution on the tax issues within the next three years.

(4) Represents the projected cash payments associated with certain deferred compensation contracts. The net present value of these obligations is recorded by the Company and included with other long-term liabilities in the Company's consolidated balance sheets.

In connection with the closing of certain store locations, Harris Teeter has assigned leases to several sub-tenants with recourse. These leases expire over the next 12 years, and the future minimum lease payments of approximately $51.2 million, in the aggregate, over that future period have been assumed by these sub-tenants. In the unlikely event, in management's opinion based on the current operations and credit worthiness of the assignees, that all such contingent obligations would be payable by Harris Teeter, the approximate aggregate amounts due by year would be as follows: $8.0 million in fiscal 2010 (25 stores), $7.6 million in fiscal 2011 (22 stores), $7.3 million in fiscal 2012 (21 stores), $6.1 million in fiscal 2013 (17 stores), $5.2 million in fiscal 2014 (14 stores) and $17.0 million in aggregate during all remaining years thereafter.

The Company utilizes various standby letters of credit and bonds as required from time to time by certain programs, most significantly for self-insured programs such as workers compensation and various casualty insurance. These letters of credit and bonds do not represent additional obligations of the Company since the underlying liabilities are recorded as insurance reserves and included with other current liabilities on the Company's consolidated balance sheets. In addition, the Company occasionally utilizes documentary letters of credit for the purchase of merchandise in the normal course of business. Issued and outstanding letters of credit totaled $22.1 million at September 27, 2009.

Off Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company's financial condition, results of operations or cash flows.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. Future events and their effects cannot be determined with absolute certainty. Therefore, management's determination of estimates and judgments about the carrying values of assets and liabilities requires the exercise of judgment in the selection and application of assumptions based on various factors including historical experience, current and expected economic conditions and other factors believed to be reasonable under the circumstances. Actual results could differ from those estimates. The Company constantly reviews the relevant, significant factors and makes adjustments where the facts and circumstances dictate.

Management has identified the following accounting policies as the most critical in the preparation of the Company's financial statements because they involve the most difficult, subjective or complex judgments about the effect of matters that are inherently uncertain.

Vendor Rebates, Credits and Promotional Allowances

Consistent with standard practices in the retail industry, Harris Teeter receives allowances from vendors through a variety of programs and arrangements. Given the highly promotional nature of the retail supermarket industry, the allowances are generally intended to defray the costs of promotion, advertising and selling the vendor's products. Examples of such arrangements include, but are not limited to, promotional, markdown and rebate allowances; cooperative advertising funds; volume allowances; store opening discounts and support; and slotting, stocking and display allowances. The amount of such allowances may be determined on the basis of (1) a fixed dollar amount negotiated with the vendor, (2) an amount per unit purchased or as a percentage of total purchases from the vendor, or (3) amounts based on sales to the customer, number of stores, in-store displays or advertising. The proper recognition and timing of accounting for these items are significant to the reporting of the results of operations of the Company. The Company applies the authoritative guidance of the Securities and Exchange Commission's Staff Accounting Bulletin No. 104 ("SAB No. 104") – *Revenue Recognition*, Subtopic 605-50 of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), and other authoritative guidance as appropriate. Under SAB No. 104, revenue recognition requires, as a prerequisite, the completion of the earnings process and its realization or assurance of realizability. Vendor rebates, credits and other promotional allowances that relate to Harris Teeter's buying and merchandising activities, including lump-sum payments associated with long-term contracts, are recorded as a component of cost of sales as they are earned, the recognition of which is determined in accordance with the underlying agreement with the vendor, the authoritative guidance and completion of the earning process. Portions of vendor allowances that are refundable to the vendor, in whole or in part, by the nature of the provisions of the contract are deferred from recognition until realization is reasonably assured.

Harris Teeter's practices are in accordance with ASC topic 605-50 and are based on the premise that the accounting for these vendor allowances should follow the economic substance of the underlying transactions, which is evidenced by the agreement with the vendor as long as the allowance is distinguishable from the merchandise purchase. Consistent with this premise, Harris Teeter recognizes allowances when the purpose for which the vendor funds were intended and committed to be used has been fulfilled and a cost has been incurred by the retailer. Thus, it is the Company's policy to recognize the vendor allowance consistent with the timing of the recognition of the expense that the allowance is intended to reimburse and to determine the accounting classification consistent with the economic substance of the underlying transaction. Where the Company provides an identifiable benefit or service to the vendor apart from the purchase of merchandise, that transaction is recorded separately. For example, co-operative advertising allowances are accounted for as a reduction of advertising expense in the period in which the advertising cost is incurred. If the advertising allowance exceeds the cost of advertising, then the excess is recorded against the cost of sales in the period in which the related expense is recognized.

There are numerous types of rebates and allowances in the retail industry. The Company's accounting practices with regard to some of the more typical arrangements are discussed as follows. Vendor allowances for price markdowns are credited to the cost of sales during the period in which the related markdown was taken and charged to the cost of sales. Slotting and stocking allowances received from a vendor to ensure that its products are carried or to introduce a new product at the Company's stores are recorded as a reduction of cost of sales over the period covered by the agreement with the vendor based on the estimated inventory turns of the merchandise to which the allowance applies. Display allowances are recognized as a reduction of cost of sales in the period earned in accordance with the vendor agreement based on the estimated inventory turns of the merchandise to which the allowance applies. Volume rebates by the vendor in the form of a reduction of the purchase price of the merchandise reduce the cost of sales when the related merchandise is sold. Generally, volume rebates under a structured purchase program with allowances awarded based on the level of purchases are recognized, when realization is assured, as a reduction in the cost of sales in the appropriate monthly period based on the actual level of purchases in the period relative to the total purchase commitment and adjusted for the estimated inventory turns of the merchandise. Some of these typical vendor rebate, credit and promotional allowance arrangements require that the Company make assumptions and judgments regarding, for example, the likelihood of attaining specified levels of purchases or selling specified volumes of products, the duration of carrying a specified product and the estimation of inventory turns. The Company constantly reviews the relevant, significant factors and makes adjustments where the facts and circumstances dictate.

Inventory Valuation

The inventories of the Company's operating subsidiaries are valued at the lower of cost or market with the cost of substantially all domestic U.S. inventories being determined using the last-in, first-out (LIFO) method. Foreign inventories and limited categories of domestic inventories are valued on the weighted average and on the first-in, first-out (FIFO) cost methods. LIFO assumes that the last costs in are the ones that should be used to measure the cost of goods sold, leaving the earlier costs residing in the ending inventory valuation. The Company uses the "link chain" method of computing dollar value LIFO whereby the base year values of beginning and ending inventories are determined using a cumulative price index. The Company generates an estimated internal index to "link" current costs to the original costs of the base years in which the Company adopted LIFO. The Company's determination of the LIFO index is driven by the change in current year costs, as well as the change in inventory quantities on hand. Under the LIFO valuation method at Harris Teeter, all retail store inventories are initially stated at estimated cost as calculated by the Retail Inventory Method (RIM). Under RIM, the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that has been widely used in the retail industry due to its practicality. Inherent in the RIM calculation are certain significant management judgments and estimates, including markups, markdowns, lost inventory (shrinkage) percentages and the purity and similarity of inventory sub-categories as to their relative inventory turns, gross margins and on hand quantities. These judgments and estimates significantly impact the ending inventory valuation at cost, as well as gross margin. Management believes that the Company's RIM provides an inventory valuation which reasonably approximates cost and results in carrying the inventory at the lower of cost or market. Management does not believe that the likelihood is significant that materially higher LIFO reserves are required given its current expectations of on-hand inventory quantities and costs.

The proper valuation of inventory also requires management to estimate the net realizable value of the Company's obsolete and slow-moving inventory at the end of each period. Management bases its net realizable values upon many factors including historical recovery rates, the aging of inventories on hand, the inventory movement of specific products and the current economic conditions. When management has determined inventory to be obsolete or slow moving, the inventory is reduced to its net realizable value by recording an obsolescence reserve. Given the Company's experiences in selling obsolete and slow-moving inventory, management believes that the amounts of the obsolescence reserves to the carrying values of its inventories are materially adequate.

With regard to the proper valuations of inventories, management reviews its judgments, assumptions and other relevant, significant factors on a routine basis and makes adjustments where the facts and circumstances dictate.

Self-insurance Reserves for Workers' Compensation, Healthcare and General Liability

The Company is primarily self-insured for most U.S. workers' compensation claims, healthcare claims and general liability and automotive liability losses. The Company has purchased insurance coverage in order to establish certain limits to its exposure on a per claim basis.

Actual U.S. workers' compensation claims, and general liability and automotive liability losses, are reported to the Company by third party administrators. The third party administrators also report initial estimates of related loss reserves. The open claims and initial loss reserves are subjected to examination by the Company's risk management and accounting management utilizing a consistent methodology which involves various assumptions, judgment and other factors. Such factors include but are not limited to the probability of settlement, the amount at which settlement can be achieved, the probable duration of the claim, the cost development pattern of the claim and the applicable cost development factor. The Company determines the estimated reserve required for U.S. worker compensation claims in each accounting period. This requires that management determine estimates of the costs of claims incurred and accrue for such expenses in the period in which the claims are incurred. The Company measures the liabilities associated with claims for workers' compensation, general liability and automotive liability at Harris Teeter through the use of actuarial methods to project an estimate of ultimate cost for claims incurred. The estimated cost for claims incurred are discounted to present values using a discount rate representing a return on high-quality fixed income securities with an average maturity equal to the average payout of the related liability. Harris Teeter liabilities represent approximately 95% of the total Company self-insurance reserves for workers compensation, general liability and automotive liability claims. For liabilities associated with A&E's workers' compensation, general liability and automotive liability claims, management estimates the ultimate cost for claims incurred based on actual claims, reviewed for the status and probabilities associated with potential settlement and then adjusts them by development factors from published insurance industry sources. The Company constantly reviews the relevant, significant factors and makes adjustments where the facts and circumstances dictate. Management does not believe the likelihood is significant that existing worker compensation claims, general liability claims and automotive liability claims will be settled for materially higher amounts than those accrued.

The variety of healthcare plans available to employees are primarily self-insured, although some locations have insured health maintenance organization plans. The Company records an accrual for the estimated amount of self-insured healthcare claims incurred by all participants but not yet reported (IBNR) using an actuarial method of applying a development factor to the reported claims amount. The most significant factors which impact on the determination of the required accrual are the historical pattern of the timeliness of claims processing, changes in the nature or types of benefit plans, changes in the plan benefit designs, employer-employee cost sharing factors, and medical trends and inflation. Historical experience and industry trends are continually monitored, and accruals are adjusted when warranted by changes in facts and circumstances. The Company believes that the total healthcare cost accruals are reasonable and adequate to cover future payments on pre-existing claims.

Impairment of Long-lived Assets and Closed Store Obligations

The Company assesses its long-lived assets for possible impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the net non-discounted cash flows expected to be generated by the asset. An impairment loss is recognized for any excess of net book value over the estimated fair value of the asset impaired. The fair value is estimated based on expected future cash flows.

The value of property and equipment associated with closed stores and facilities is adjusted to reflect recoverable values based on the Company's prior history of disposing of similar assets and current economic conditions. Management continually reviews its fair value estimates and records impairment charges for assets held for sale when management determines, based on new information which it believes to be reliable, that such charges are appropriate.

The results of impairment tests are subject to management's estimates and assumptions of projected cash flows and operating results. The Company believes that, based on current estimates and assumptions of projected cash flows, materially different reported results are not likely to result from long-lived asset impairments. However, a change in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of materially different reported results.

The Company records liabilities for closed stores that are under long-term lease agreements. The liability represents an estimate of the present value of the remaining non-cancelable lease payments after the anticipated closing date, net of estimated subtenant income. The closed store liabilities usually are paid over the lease terms associated with the closed stores, unless settled earlier. Harris Teeter management estimates the subtenant income and future cash flows based on its historical experience and knowledge of (1) the market in which the store is located, (2) the results of its previous efforts to dispose of similar assets and (3) the current economic conditions. The actual cost of disposition for these leases is affected by specific real estate markets, inflation rates and general economic conditions and may differ significantly from those assumed and estimated.

Store closings generally are completed within one year after the decision to close. Adjustments to closed store liabilities primarily relate to changes in subtenants and actual costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known. Any excess store closing liability remaining upon settlement of the obligation is reversed to income in the period that such settlement is determined. The Company constantly reviews the relevant, significant factors used in its estimates and makes adjustments where the facts and circumstances dictate.

Retirement Plans and Post-Retirement Benefit Plans

The Company maintains certain retirement benefit plans for substantially all domestic full-time employees and supplemental retirement benefit plans for certain selected directors and officers of the Company and its subsidiaries. Employees in foreign subsidiaries participate to varying degrees in local pension plans, which, in the aggregate, are not significant. The qualified pension plan is a non-contributory, funded defined benefit plan, while the non-qualified supplemental retirement benefit plans are unfunded, defined benefit plans. The Company's current funding policy for its qualified pension plan is to contribute annually an amount in excess of the contributions required by regulatory authorities to meet minimum funding requirements, as determined by its actuaries to be effective in increasing the funding ratios and reducing the volatility of future contributions.

The Company has certain deferred compensation arrangements which allow or allowed in prior years its directors, officers and selected key management personnel to forego the receipt of earned compensation for specified periods of time. The Company may also, from time to time, make discretionary annual contributions into the Director Deferral Plan on behalf of its outside directors. These plans are unfunded. The Company utilizes a rabbi trust to hold assets set aside to pay the respective liabilities of these plans. For further disclosures regarding the Company's pension and deferred compensation plans, see the Note entitled "Employee Benefit Plans" of the Notes to Consolidated Financial Statements in Item 8 hereof.

The Company maintains a post-retirement healthcare plan for retirees whose sum of age and years of service equal at least 75 at retirement. The plan continues coverage from early retirement date until the earlier date of eligibility for Medicare or any other employer's medical plan. The Company requires that the retiree pay the estimated full cost of the coverage. The Company also provides a $5,000 post-retirement mortality benefit to a small number of retirees under a prior plan. The obligations and expenses associated with each of these benefit plans are not material.

The determination of the Company's obligation and expense for pension, deferred compensation and other post-retirement benefits is dependent on certain assumptions selected by management and used by the Company and its actuaries in calculating such amounts. The more significant of those assumptions applicable to the qualified pension plan include the discount rate, the expected long-term rate of return on plan assets, the rates of increase in future compensation and the rates of future employee turnover. Those assumptions also apply to determinations of the obligations and expense of the following plans, except as noted: (1) supplemental pension – no funded assets to be measured, and (2) deferred compensation arrangement and post-retirement mortality benefit – no funded assets to be measured and no dependency on future rates of compensation or turnover.

In accordance with generally accepted accounting principles, actual results that differ from management's assumptions are accumulated and amortized over future periods and, therefore, generally affect the Company's recognized expense and recorded obligation in such future periods. While management believes that its selections of values for the various assumptions are appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect pension and other post-retirement obligations and future expense.

Recent Accounting Standards

The FASB Accounting Standards Codification ("ASC") became effective for the Company as of its fiscal year ending September 27, 2009. The ASC is now the authoritative reference for nongovernment U.S. GAAP, except for Securities and Exchange Commission ("SEC") rules and interpretive releases, which are also authoritative GAAP for SEC registrants. The ASC brings together in one place all authoritative GAAP previously in the superseded GAAP hierarchy that has been issued by standard setters, e.g., FASB Statements, FASB Interpretations, EITF Abstracts, FASB Staff Positions, and AICPA Statements of Position and Audit and Accounting Guides. Nonauthoritative GAAP includes items previously in the GAAP hierarchy's lowest level (e.g., prevalent industry practice) and other accounting guidance, such as textbooks and articles. Going forward, accounting pronouncements issued by the FASB will be called Accounting Standards Updates ("ASU").

In December 2007, the FASB issued an update to its authoritative literature for business combinations. The guidance is incorporated in ASC Subtopic 805-10 and requires most identifiable assets, liabilities, noncontrolling interest, and goodwill acquired in a business combination to be recorded at "full fair value." The updated standard applies to all business combinations, including combinations among mutual entities and combinations by contract alone. The updated standards become effective for the Company's 2010 fiscal year beginning on September 28, 2009 and will be applied to business combinations occurring after the effective date.

In December 2007, the FASB issued an update to its authoritative literature for reporting noncontrolling interest in consolidated financial statements. The guidance is incorporated in ASC Subtopic 810-10 and requires noncontrolling interest (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. The updated standard applies to the accounting for noncontrolling interest and transactions with noncontrolling interest holders in consolidated financial statements and will become effective for the Company's 2010 fiscal year beginning on September 28, 2009. Compliance with the updated standard is not expected to have a material impact on the Company's results of operations, financial position or cash flows.

In November 2008, the FASB ratified the consensus reached by the Task Force in EITF Issue No. 08-6 regarding investments accounted for under the equity method. The guidance is incorporated in ASC Subtopic 323-10 and applies to all investments accounted for under the equity method and clarifies the accounting for certain transactions and impairment considerations involving those investments. The updated standards become effective for the Company's 2010 fiscal year beginning on September 28, 2009. Compliance with the updated standard is not expected to have a material impact on the Company's results of operations, financial position or cash flows.

In December 2008, the FASB issued an update to its authoritative literature for disclosures about pensions and other postretirement benefits. The guidance is incorporated in ASC Sections 715-20-50 and 55, and requires employers to disclose more information about how investment allocation decisions are made, more information about major categories of plan assets, including concentrations of risk and fair-value measurements, and the fair-value techniques and inputs used to measure plan assets. The updated disclosure requirements become effective for the Company's 2010 fiscal year ending on October 3, 2010.

In June 2009, the FASB issued an update to its authoritative literature for the consolidation of variable interest entities ("VIE"). The guidance is incorporated in ASC Topic 810 and requires reporting entities to evaluate former qualifying special purpose entities for consolidation, changes the approach to determining a VIE's primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies, but does not significantly change, the characteristics that identify a VIE. The new guidance also requires additional year-end and interim disclosures. The updated standards become effective for the Company's 2011 fiscal year beginning on October 4, 2010. The Company is currently evaluating the impact of the updated standards on its consolidated financial statements.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

The Company does not utilize financial instruments for trading or other speculative purposes, nor does it utilize leveraged financial instruments. The Company's exposure to market risks results primarily from changes in interest rates. Generally, the fair value of debt with a fixed interest rate will increase as interest rates fall, and the fair value will decrease as interest rates rise. As of September 27, 2009, the Company had no significant foreign exchange exposure and two interest rate swap agreements accounted for as cash flow hedge derivatives.

The table below presents principal cash flows and related weighted average interest rates by expected maturity dates for the Company's Senior Notes due at various dates through 2017 (which accounts for 99% of the Company's fixed interest debt obligations):

	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
Senior Notes	$7,143	$7,142	$—	$—	$—	$ 100,000	$114,285	$ 134,322
Weighted average interest rate	6.48%	6.48%	—	—	—	7.64%	7.49%	

For a more detail description of fair value, refer to the Note entitled "Financial Instruments" of the Notes to Consolidated Financial Statements in Item 8 hereof.

During fiscal 2009, the Company entered into two separate three-year interest rate swap agreements with an aggregate notional amount of $80 million. The swap agreements effectively fixed the interest rate on $80 million of the Company's term loan, of which $40 million is at 1.81% and $40 million is at 1.80%, excluding the applicable margin and associated fees. The fair value of these derivatives are recorded on the balance sheet at their respective fair value and amounted to a liability of $586,000 as of September 27, 2009. For a more detail description of fair value, refer to the Note entitled "Derivatives" of the Notes to Consolidated Financial Statements in Item 8 hereof.

Item 8. ***Financial Statements and Supplementary Data***

RUDDICK CORPORATION
AND CONSOLIDATED SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Ruddick Corporation:

We have audited the accompanying consolidated balance sheets of Ruddick Corporation and subsidiaries (the Company) as of September 27, 2009 and September 28, 2008, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended September 27, 2009. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule "Valuation and Qualifying Accounts and Reserves." These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of September 27, 2009 and September 28, 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended September 27, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 27, 2009, based on criteria established in "*Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)," and our report dated November 20, 2009, expressed, an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

As discussed in the notes to the consolidated financial statements, the Company has changed its method of accounting for uncertain tax positions effective October 1, 2007, due to the adoption of Accounting Standards Codification Subtopic 740-10.

/s/ KPMG LLP

Charlotte, North Carolina
November 20, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Ruddick Corporation:

We have audited Ruddick Corporation and subsidiaries' (the Company) internal control over financial reporting as of September 27, 2009, based on criteria established in *"Internal Control – Integrated Framework"* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 27, 2009, based on criteria established in *"Internal Control – Integrated Framework"* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Ruddick Corporation and subsidiaries as of September 27, 2009 and September 28, 2008, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended September 27, 2009, and our report dated November 20, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Charlotte, North Carolina
November 20, 2009

CONSOLIDATED BALANCE SHEETS
RUDDICK CORPORATION AND SUBSIDIARIES
(dollars in thousands)

	September 27, 2009	September 28, 2008
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 37,310	$ 29,759
Accounts Receivable, Net of Allowance For Doubtful Accounts of $3,690 and $2,819	80,146	91,528
Refundable Income Taxes	9,707	8,607
Inventories	310,271	312,589
Deferred Income Taxes	6,502	6,477
Prepaid Expenses and Other Current Assets	30,350	28,196
Total Current Assets	474,286	477,156
Property		
Land	21,430	21,375
Buildings and Improvements	270,145	238,413
Machinery and Equipment	1,000,886	942,213
Leasehold Improvements	734,073	619,677
Total, at Cost	2,026,534	1,821,678
Accumulated Depreciation and Amortization	946,208	854,347
Property, Net	1,080,326	967,331
Investments	156,434	143,902
Deferred Income Taxes	30,285	361
Goodwill	515	8,169
Intangible Assets	23,754	26,355
Other Long-Term Assets	78,721	73,133
Total Assets	$1,844,321	$1,696,407
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes Payable	$ 7,056	$ 11,150
Current Portion of Long-Term Debt and Capital Lease Obligations	9,526	9,625
Accounts Payable	227,901	236,649
Dividends Payable	5,825	—
Deferred Income Taxes	68	347
Accrued Compensation	65,295	63,826
Other Current Liabilities	87,194	89,206
Total Current Liabilities	402,865	410,803
Long-Term Debt and Capital Lease Obligations	355,561	310,953
Deferred Income Taxes	580	10,877
Pension Liabilities	168,060	44,306
Other Long-Term Liabilities	98,892	89,685
Minority Interest	6,184	5,948
Commitments and Contingencies	—	—
Shareholders' Equity		
Common Stock, no par value - Shares Outstanding: 2009 – 48,545,080 2008 – 48,278,136	89,878	83,252
Retained Earnings	830,236	767,562
Accumulated Other Comprehensive Loss	(107,935)	(26,979)
Total Shareholders' Equity	812,179	823,835
Total Liabilities and Shareholders' Equity	$1,844,321	$1,696,407

See Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED INCOME
RUDDICK CORPORATION AND SUBSIDIARIES
(dollars in thousands, except per share data)

	52 Weeks Ended September 27, 2009	52 Weeks Ended September 28, 2008	52 Weeks Ended September 30, 2007
Net Sales	**$4,077,822**	**$3,992,397**	**$3,639,208**
Cost of Sales	2,860,465	2,783,950	2,542,861
Selling, General and Administrative Expenses	1,052,615	1,034,662	948,173
Goodwill Impairment Charge	7,654	—	—
Long-Lived Asset Impairment Charge	2,237	—	—
Operating Profit	**154,851**	**173,785**	**148,174**
Interest Expense	17,307	20,334	17,654
Interest Income	(493)	(1,185)	(307)
Net Investment (Gain) Loss	(746)	41	(228)
Minority Interest	594	484	564
Income Before Taxes	138,189	154,111	130,491
Income Tax Expense	52,225	57,359	49,803
Net Income	**$ 85,964**	**$ 96,752**	**$ 80,688**
Net Income Per Share:			
Basic	**$ 1.79**	**$ 2.02**	**$ 1.69**
Diluted	**$ 1.78**	**$ 2.00**	**$ 1.68**
Weighted Average Number of Shares of Common Stock Outstanding:			
Basic	**47,964**	**47,824**	**47,605**
Diluted	**48,337**	**48,295**	**48,139**

See Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
RUDDICK CORPORATION AND SUBSIDIARIES
(dollars in thousands, except share and per share amounts)

	Common Stock Shares (No Par Value)	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity	Comprehensive Income
Balance at October 1, 2006	47,557,894	$70,729	$634,422	$ (34,634)	$670,517	
Exercise of Stock Options, Including Tax Benefits of $1,820	400,262	7,531	—	—	7,531	
Directors' stock plan	—	1	—	—	1	
Share-Based Compensation	184,365	3,853	—	—	3,853	
Shares Effectively Purchased and Retired for Withholding Taxes	(15,269)	(437)	—	—	(437)	
Net Earnings	—	—	80,688	—	80,688	$ 80,688
Dividends ($0.44 a Share)	—	—	(21,118)	—	(21,118)	
Foreign Currency Translation Adjustment, Net of $298 for Taxes	—	—	—	3,617	3,617	3,617
Pension Liability Adjustment, Net of $10,774 for Taxes	—	—	—	16,881	16,881	16,881
Impact of SFAS 158 Adoption, Net of Tax Benefits of $16,072	—	—	—	(24,923)	(24,923)	—
Balance at September 30, 2007	48,127,252	81,677	693,992	(39,059)	736,610	$101,186
Exercise of Stock Options, Including Tax Benefits of $1,917	233,158	5,276	—	—	5,276	
Directors' Stock Plan	—	(12)	—	—	(12)	
Share-Based Compensation	196,494	5,376	—	—	5,376	
Shares Effectively Purchased and Retired for Withholding Taxes	(29,168)	(1,065)	—	—	(1,065)	
Shares Purchased and Retired	(249,600)	(8,000)	—	—	(8,000)	
Net Earnings	—	—	96,752	—	96,752	$ 96,752
Dividends ($0.48 a Share)	—	—	(23,182)	—	(23,182)	
Foreign Currency Translation Adjustment, Net of $384 for Taxes	—	—	—	1,079	1,079	1,079
Pension Liability Adjustment, Net of $6,988 for Taxes	—	—	—	10,855	10,855	10,855
Postemployment Benefits Liability Adjustment, Net of $95 for Taxes	—	—	—	146	146	146
Balance at September 28, 2008	48,278,136	83,252	767,562	(26,979)	823,835	$108,832
Exercise of Stock Options, Including Tax Benefits of $482	104,199	2,080	—	—	2,080	
Share-Based Compensation	206,259	5,722	—	—	5,722	
Shares Effectively Purchased and Retired for Withholding Taxes	(43,514)	(1,176)	—	—	(1,176)	
Net Earnings	—	—	85,964	—	85,964	$ 85,964
Dividends ($0.48 a Share)	—	—	(23,290)	—	(23,290)	
Foreign Currency Translation Adj., Adjustment, Including $400 for Taxes	—	—	—	(1,653)	(1,653)	(1,653)
Pension Liability Adjustment, Net of Tax Benefits of $50,535	—	—	—	(78,640)	(78,640)	(78,640)
Postemployment Benefits Liability Net of Tax Benefits of $181	—	—	—	(309)	(309)	(309)
Unrealized Loss on Cash Flow Hedge, Net of Tax Benefits of $231	—	—	—	(354)	(354)	(354)
Balance at September 27, 2009	48,545,080	$89,878	$830,236	$(107,935)	$812,179	$ 5,008

See Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS
RUDDICK CORPORATION AND SUBSIDIARIES
(dollars in thousands)

	52 Weeks Ended September 27, 2009	52 Weeks Ended September 28, 2008	52 Weeks Ended September 30, 2007
CASH FLOW FROM OPERATING ACTIVITIES:			
Net Income	$ 85,964	$ 96,752	$ 80,688
Non-Cash Items Included in Net Income:			
Depreciation and Amortization	125,487	114,405	100,798
Deferred Income Taxes	10,393	13,665	(3,108)
Net Gain on Property Sales	(792)	(1,789)	(2,432)
Impairment Losses	9,891	—	—
Share-Based Compensation	5,722	5,376	3,853
Other, Net	(2,652)	1,832	(2,031)
Changes in Operating Accounts Providing (Utilizing) Cash:			
Accounts Receivable	11,470	1,552	(2,588)
Inventories	1,833	(16,853)	(28,213)
Prepaid Expenses and Other Current Assets	(6,769)	(3,464)	303
Accounts Payable	(9,196)	7,116	40,132
Other Current Liabilities	5,550	8,331	13,054
Other Long-Term Operating Accounts	(4,102)	(235)	11,662
Dividends Received from Non-Consolidated Subsidiaries	940	500	500
Net Cash Provided by Operating Activities	233,739	227,188	212,618
INVESTING ACTIVITIES:			
Capital Expenditures	(209,203)	(199,500)	(219,903)
Purchase of Other Investments	(16,980)	(46,799)	(9,835)
Acquired Favorable Leases	—	(1,136)	—
Proceeds from Sale of Property	5,944	24,606	14,989
Return of Partnership Investments	3,152	129	12,557
Investments in Company-Owned Life Insurance	(702)	(1,879)	(1,881)
Other, Net	(996)	(1,647)	(735)
Net Cash Used in Investing Activities	(218,785)	(226,226)	(204,808)
FINANCING ACTIVITIES:			
Net (Payments on) Proceeds from Short-Term Debt Borrowings	(3,836)	865	750
Net Proceeds from (Payments on) Revolver Borrowings	23,900	(62,000)	10,200
Proceeds from Long-Term Debt Borrowings	1,652	100,371	319
Payments on Long-Term Debt and Capital Lease Obligations	(12,212)	(10,207)	(8,387)
Dividends Paid	(17,465)	(23,182)	(21,118)
Proceeds from Stock Issued	1,598	3,359	5,711
Share-Based Compensation Tax Benefits	482	1,917	1,820
Purchase and Retirement of Common Stock	—	(8,000)	—
Other, Net	(1,041)	(1,139)	(210)
Net Cash (Used in) Provided by Financing Activities	(6,922)	1,984	(10,915)
Increase (Decrease) in Cash and Cash Equivalents	8,032	2,946	(3,105)
Effect of Foreign Currency Fluctuations on Cash	(481)	66	664
Cash and Cash Equivalents at Beginning of Year	29,759	26,747	29,188
Cash and Cash Equivalents at End of Year	$ 37,310	$ 29,759	$ 26,747
Supplemental Disclosures of Cash Flows Information:			
Cash Paid During the Year For:			
Interest, Net of Amounts Capitalized	$ 17,360	$ 19,263	$ 17,295
Income Taxes	43,588	46,072	52,384
Non-Cash Activity:			
Assets Acquired under Capital Leases	30,034	26,844	23,207

See Notes to Consolidated Financial Statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Ruddick Corporation and subsidiaries, including its wholly owned operating companies, Harris Teeter, Inc. ("Harris Teeter") and American & Efird, Inc. ("A&E"), collectively referred to herein as the Company. All material intercompany amounts have been eliminated. To the extent that non-affiliated parties held minority equity investments in joint ventures of the Company, such investments are classified as minority interest.

The Company reviews its investments in entities to determine if such entities are deemed to be variable interest entities (VIE's) as defined by ASC paragraph 810-10-05-8. The Company will consolidate those VIE's in which the Company is the primary beneficiary of the entity. The Company concluded that it did not have any VIE's that required consolidation in fiscal years 2009, 2008 or 2007.

The Company has evaluated subsequent events through November 20, 2009, the filing date of this Form 10-K, and has determined that there were no subsequent events to recognize or disclose in these financial statements.

Fiscal Year

The Company's fiscal year ends on the Sunday nearest to September 30. However, the Company's Harris Teeter subsidiary's fiscal periods end on the Tuesday following the Company's fiscal period end. Fiscal years 2009, 2008 and 2007 include the 52 weeks ended September 27, 2009 (September 29, 2009 for Harris Teeter), September 28, 2008 (September 30, 2008 for Harris Teeter) and September 30, 2007 (October 2, 2007 for Harris Teeter), respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of consolidated cash flows, the Company considers all highly liquid cash investments purchased with a maturity of three months or less to be cash equivalents.

Inventories

The Company's inventories are valued at the lower of cost or market with the cost of substantially all domestic U.S. inventories being determined using the last-in, first-out (LIFO) method. Foreign inventories and limited categories of domestic inventories are valued on the weighted average and on the first-in, first-out (FIFO) cost methods. Under the LIFO valuation method at Harris Teeter, all retail store inventories are initially stated at estimated cost as calculated by the Retail Inventory Method (RIM). Under RIM, the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. LIFO indices are developed approximately one month prior to year end except for inventory held at Harris Teeter's distribution facilities which are developed at year end. The annual LIFO measurement is achieved by applying the indices to the actual inventory on hand as of year end.

Vendor Rebates, Credits and Promotional Allowances

Consistent with standard practices in the retail industry, Harris Teeter receives allowances from vendors through a variety of programs and arrangements. These allowances are generally intended to defray the costs of promotion, advertising and selling the vendor's products. Vendor rebates, credits and other promotional allowances that relate to Harris Teeter's buying and merchandising activities, including lump-sum payments associated with long-term contracts, are recorded as a component of cost of sales as they are earned, the recognition of which is determined in accordance with the underlying agreement with the vendor, the authoritative guidance and completion of the earning process. Portions of vendor allowances that are refundable to the vendor, in whole or in part, by the nature of the provisions of the contract are deferred from recognition until realization is reasonably assured.

Harris Teeter recognizes allowances when the purpose for which the vendor funds were intended and committed to be used has been fulfilled and a cost has been incurred by the retailer. Thus, it is the Company's policy to recognize the vendor allowance consistent with the timing of the recognition of the expense that the allowance is intended to reimburse and to determine the accounting classification consistent with the economic substance of the underlying transaction. Where the Company provides an identifiable benefit or service to the vendor apart from the purchase of merchandise, that transaction is recorded separately. For example, co-operative advertising allowances are accounted for as a reduction of advertising expense in the period in which the advertising cost is incurred. If the advertising allowance exceeds the cost of advertising, then the excess is recorded against the cost of sales in the period in which the related expense is recognized.

Vendor allowances for price markdowns are credited to the cost of sales during the period in which the related markdown was taken and charged to the cost of sales. Slotting and stocking allowances received from a vendor to ensure that its products are carried or to introduce a new product at the Company's stores are recorded as a reduction of cost of sales over the period covered by the agreement with the vendor based on the estimated inventory turns of the merchandise to which the allowance applies. Display allowances are recognized as a reduction of cost of sales in the period earned in accordance with the vendor agreement. Volume rebates by the vendor in the form of a reduction of the purchase price of the merchandise reduce the cost of sales when the related merchandise is sold. Generally, volume rebates under a structured purchase program with allowances awarded based on the level of purchases are recognized, when realization is assured, as a reduction in the cost of sales in the appropriate monthly period based on the actual level of purchases in the period relative to the total purchase commitment and adjusted for the estimated inventory turns of the merchandise.

Property and Depreciation

Property is recorded at cost and is depreciated, using principally the straight-line method, over the following useful lives:

Land improvements	10-40 years
Buildings	15-40 years
Machinery and equipment	3-15 years

Leasehold improvements are depreciated over the lesser of the estimated useful life or the remaining term of the lease. Assets under capital leases are amortized on a straight-line basis over the lesser of the estimated useful life or the lease term. Maintenance and repairs are charged against income when incurred. Expenditures for major renewals, replacements and betterments are added to property. The cost and the related accumulated depreciation of assets retired are eliminated from the accounts with gains or losses on disposal being added to or deducted from income. Property categories include $88,373,000 and $46,224,000 of accumulated costs for construction in progress at September 27, 2009 and September 28, 2008, respectively.

Impairment of Long-lived Assets and Closed Store Obligations

The Company assesses its long-lived assets for possible impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the net non-discounted cash flows expected to be generated by the asset. An impairment loss is recognized for any excess of net book value over the estimated fair value of the asset impaired, and recorded as an offset to the asset value. The fair value is estimated based on expected future cash flows or third party valuations, if available.

The continuing deterioration of the economy during fiscal 2009, particularly with respect to A&E's customers in the retail apparel and non-apparel markets, caused management to lower the expected future cash flows of A&E's U.S. operating segment used in the strategic plan that is completed annually in third fiscal quarter. As a result, A&E recorded an impairment charge of $2,237,000 for the write-down of long-lived assets of its U.S. operating segment, along with related deferred tax benefits of $860,000 in the third quarter of fiscal 2009.

The value of property and equipment associated with closed stores and facilities is adjusted to reflect recoverable values based on the Company's prior history of disposing of similar assets and current economic conditions. Management continually reviews its fair value estimates and records impairment charges for assets held for sale when management determines, based on new information which it believes to be reliable, that such charges are appropriate.

The Company records liabilities for closed stores that are under long-term lease agreements. The liability represents an estimate of the present value of the remaining non-cancelable lease payments after the anticipated closing date, net of estimated subtenant income. The closed store liabilities usually are paid over the lease terms associated with the closed stores, unless settled earlier. Harris Teeter management estimates the subtenant income and future cash flows based on its historical experience and knowledge of (1) the market in which the store is located, (2) the results of its previous efforts to dispose of similar assets and (3) the current economic conditions.

Investments

The Company's Harris Teeter subsidiary invests in certain real estate development projects, with a managing partner or partners, in which Harris Teeter either operates or plans to operate a supermarket. A&E has investments in various non-consolidated foreign entities in which they hold a minority interest and a 50% ownership interest in a joint venture in China. These investments, depending on the state of development, are accounted for either under the equity method of accounting or at cost. In addition, the Company continues to hold certain equity investments in a few emerging growth companies as a result of investments made in certain venture capital funds during prior years. Real estate and other investments are carried at the lower of cost or market and are periodically reviewed for potential impairment as discussed above. Investments accounted for under the equity method totaled $110,515,000 and $91,194,000 at September 27, 2009 and September 28, 2008, respectively. Investments accounted for under the cost method totaled $45,919,000 and $52,708,000 at September 27, 2009 and September 28, 2008, respectively.

Goodwill and Other Intangibles

Goodwill and certain other intangibles with indefinite lives are tested for impairment at least annually, or more frequently, if circumstances indicate a potential impairment. Intangible assets with finite, measurable lives are amortized over their respective useful lives until they reach their estimated residual values, and are reviewed for impairment along with other long-lived assets as discussed above.

Insurance

The Company utilizes a combination of self-insured retention and high-deductible programs for most U.S. workers' compensation claims, healthcare claims, and general liability and automotive liability losses. The Company has purchased insurance coverage in order to establish certain limits to its exposure on a per claim basis. The Company determines the estimated reserve required for U.S. worker compensation claims, general liability and automotive liability by first analyzing the costs of claims incurred and then adjusts such estimates by development factors from published insurance industry sources. The Company measures the cost associated with workers' compensation claims, and general liability and automotive liability losses at Harris Teeter based upon a projection of the ultimate cost for claims incurred. The estimated total expected costs of claims includes an estimate for claims incurred but not reported (IBNR) and is discounted to present values using a discount rate representing a return on high-quality fixed income securities with an average maturity equal to the average payout of the related liability.

The Company records an accrual for the estimated amount of self-insured healthcare IBNR claims. These reserves are recorded based on historical experience and industry trends, which are continually monitored, and accruals are adjusted when warranted by changes in facts and circumstances.

Deferred Rent

The Company recognizes rent holidays, including the period of time the Company has access prior to the store opening, which typically includes construction and fixturing activity, and rent escalations on a straight-line basis over the term of the lease. The deferred rent amount is included in Other Long-Term Liabilities on the Company's Consolidated Balance Sheets. The Company expenses construction period rent as incurred.

Derivatives

The Company utilizes derivative financial instruments to hedge its exposure to changes in interest rates. All derivative financial instruments are recorded on the balance sheet at their respective fair value. The Company does not use financial instruments or derivatives for any trading or other speculative purposes.

ASC paragraph 815-10-05-4 requires that derivatives be carried at fair value on the balance sheet and provides for hedge accounting when certain conditions are met. In accordance with this standard, the Company's derivative financial instruments are recognized on the balance sheet at fair value. Changes in the fair value of derivative instruments designated as "cash flow" hedges, to the extent the hedges are highly effective, are recorded in other comprehensive income, net of tax effects. Ineffective portions of cash flow hedges, if any, are recognized in current period earnings. Other comprehensive income or loss is reclassified into current period earnings when the hedged transaction affects earnings.

The Company assesses, both at the inception of the hedge and on an ongoing basis, whether derivatives used as hedging instruments are highly effective in offsetting the changes in the cash flow of the hedge items. If it is determined that a derivative is not highly effective as a hedge or ceases to be highly effective, the Company will discontinue hedge accounting prospectively.

Harris Teeter enters into purchase commitments for a portion of the fuel utilized in its distribution operations. Harris Teeter expects to take delivery of and to utilize these resources in a reasonable period of time and in the conduct of normal business. Accordingly, these fuel purchase commitments qualify as normal purchases.

Counterparty Credit Risk

By entering into derivative instrument contracts, the Company exposes itself, from time to time, to counterparty credit risk. Counterparty credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is in an asset position, the counterparty has a liability to the Company, which creates credit risk for the Company. The Company attempts to minimize this risk by selecting counterparties with investment grade credit ratings, limiting its exposure to any single counterparty and regularly monitoring its market position with each counterparty.

Credit-Risk Related Contingent Features

The Company's derivative instruments do not contain any credit-risk related contingent features.

Revenue Recognition

The Company recognizes revenue from retail operations at the point of sale to its customers and from manufacturing operations at the point of shipment to its customers, based on shipping terms.

Cost of Sales

The major components of cost of sales in the retail supermarket segment are (a) the cost of products sold determined under the Retail Inventory Method (see "Inventories" above) reduced by purchase cash discounts and vendor purchase allowances and rebates, (b) the cost of various sales promotional activities reduced by vendor promotional allowances, and reduced by cooperative advertising allowances to the extent an advertising allowance exceeds the cost of the advertising, (c) the cost of product waste, including, but not limited to, physical waste and theft, (d) the cost of product distribution, including warehousing, freight and delivery, and (e) any charges, or credits, associated with LIFO reserves and reserves for obsolete and slow moving inventories. Additionally, the costs of production of product sold by the dairy operation to outsiders are included in cost of sales in the period in which the sales are recognized in revenues.

The major components of cost of sales in the textile manufacturing and distribution segment are (a) the materials and supplies, labor costs and overhead costs associated with the manufactured products sold, (b) the purchased cost of products bought for resale, (c) any charges, or credits, associated with LIFO reserves and reserves for obsolete and slow moving inventories, (d) the freight costs incurred to deliver the products to the customer from the point of sale, and (e) all other costs required to be classified as cost of sales under authoritative accounting pronouncements.

Selling, General and Administrative Expenses

The major components of selling, general and administrative expenses in the retail supermarket segment are (a) the costs associated with store operations, including store labor and training, fringe benefits and incentive compensation, supplies and maintenance, regional and district management and store support, store rent and other occupancy costs, property management and similar costs, (b) advertising costs, (c) shipping and handling costs, excluding freight, warehousing and distribution costs, (d) merchandising and purchasing department staffing, supplies and associated costs, (e) customer service and support, and (f) the costs of maintaining general and administrative support functions, including, but not limited to, personnel administration, finance and accounting, treasury, credit, information systems, marketing, and environmental, health and safety, based on appropriate classification under generally accepted accounting principles.

The major components of selling, general and administrative expenses in the textile manufacturing and distribution segment are (a) the costs of maintaining a sales force, including compensation, incentive compensation, benefits, office and occupancy costs, travel and all other costs of the sales force, (b) shipping and handling costs, excluding freight, (c) the costs of advertising, customer service, sales support and other similar costs, and (d) the costs of maintaining general and administrative support functions, including, but not limited to, personnel administration, finance and accounting, treasury, credit, information systems, training, marketing, and environmental, health and safety, to the extent that such overhead activities are not allocable to indirect manufacturing costs in cost of sales under generally accepted accounting principles. The Company also includes the net profit of unconsolidated subsidiaries within selling, general and administrative expenses. The net profit from non-consolidated subsidiaries included in selling, general and administrative expenses amounted to $4,435,000 in fiscal 2009, $3,445,000 in fiscal 2008 and $1,386,000 in fiscal 2007.

The major components of selling, general and administrative expenses in the corporate segment are (a) the costs associated with a portion of compensation and benefits of holding company employees, and (b) certain other costs that are not related to the operating companies.

Advertising

Costs incurred to produce media advertising are expensed in the period in which the advertising first takes place. All other advertising costs are also expensed when incurred. Cooperative advertising income from vendors is recorded in the period in which the related expense is incurred and amounted to $1,972,000, $1,717,000 and $1,635,000 in fiscal 2009, 2008 and 2007, respectively. Net advertising expenses of $24,312,000, $25,818,000, and $24,486,000 were included in the Company's results of operations for fiscal 2009, 2008 and 2007, respectively.

Foreign Currency

Assets and liabilities of foreign operations (if applicable) are translated at the current exchange rates as of the end of the accounting period, and revenues and expenses are translated using average exchange rates. The resulting translation adjustments are net of income taxes and accumulated as a component of other comprehensive income in shareholders' equity.

Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. Tax credits are recorded as a reduction of income taxes in the years in which they are generated. Deferred tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when taxes are settled or realized. Accordingly, income tax expense will increase or decrease in the same period in which a change in tax rates is enacted. A valuation allowance is established for deferred tax assets for which realization is not more likely than not.

The Company adopted the provisions on accounting for uncertainty in income taxes as prescribed by ASC Subtopic 740-10 on October 1, 2007. This standard clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. ASC Subtopic 740-10 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has elected to record interest expense related to unrecognized tax benefits in interest expense. Penalties, if incurred, would be recorded as a component of income tax expense.

Earnings Per Share ("EPS")

Basic EPS is based on the weighted average outstanding common shares. Diluted EPS is based on the weighted average outstanding common shares adjusted by the dilutive effect of potential common stock equivalents resulting from the operation of the Company's comprehensive stock option and awards plans.

Stock Options and Stock Awards

The Company uses fair-value accounting for all share-based payments to employees for new awards and previously granted awards that were not vested as of the first quarter of fiscal 2006. Compensation expense for stock awards are based on the grant date fair value and are expensed ratably over their vesting period, resulting in more expense in the early years. Income tax benefits attributable to stock options exercised are credited to capital stock.

Other Comprehensive Income

Other comprehensive income refers to revenues, expenses, gains and losses that are not included in net earnings but rather are recorded directly in shareholders' equity. The components of accumulated other comprehensive loss, net of taxes at September 27, 2009, September 28, 2008 and September 29, 2007 consisted of the following (in thousands):

	2009	2008	2007
Accumulated unrecognized losses for minimum pension liabilities	$(112,168)	$(33,527)	$(44,382)
Accumulated unrecognized losses for postemployment liabilities	(230)	78	(68)
Accumulated unrecognized losses on cash flow hedges	(354)	—	—
Accumulated net gains for foreign currency translation adjustments	4,817	6,470	5,391
Total accumulated other comprehensive loss	$(107,935)	$(26,979)	$(39,059)

Cash Flows

A portion of the sales and operating costs of A&E's foreign operations are denominated in currencies other than the U.S. dollar. This creates an exposure to foreign currency exchange rates. The impact of changes in the relationship of other currencies to the U.S. dollar has historically not been significant, and such changes in the future are not expected to have a material impact on the Company's results of operations or cash flows.

Reclassifications

To conform with classifications used in the current year, the financial statements for the prior year reflect certain reclassifications.

INVENTORIES

Inventories are valued at the lower of cost or market with the cost of substantially all domestic U.S. inventories being determined using the last-in, first-out (LIFO) method. The LIFO cost of such inventories was $37,131,000 and $32,651,000 less than the first-in, first-out (FIFO) cost method at September 27, 2009 and September 28, 2008, respectively. Foreign inventories and limited categories of domestic inventories, totaling $69,500,000 for fiscal 2009 and $76,360,000 for fiscal 2008, are valued on the weighted average and on the FIFO cost methods.

The following table summarizes the components of inventories at September 27, 2009 and September 28, 2008 (in thousands):

	2009	2008
Finished Goods	$286,113	$281,952
Raw Materials and Supplies	19,504	23,901
Work in Process	4,654	6,736
Total Inventories	$310,271	$312,589

COMPANY OWNED LIFE INSURANCE (COLI)

The Company has purchased life insurance policies to fund its obligations under certain benefit plans for officers, key employees and directors. The cash surrender value of these policies is recorded net of policy loans and included with other long-term assets in the Company's consolidated balance sheets. The cash value of the Company's life insurance policies were $57,965,000 at September 27, 2009 and $54,880,000 at September 28, 2008, and no policy loans were outstanding at either date.

INTANGIBLE ASSETS

The carrying amount of intangible assets at September 27, 2009 and September 28, 2008 was as follows (in thousands):

	2009	2008
Acquired favorable operating leases	$ 18,170	$ 18,170
Customer lists	5,534	5,534
Land use rights – foreign operations	4,451	4,439
Non-compete agreements	2,963	4,054
Trademarks, licenses and other	2,554	2,554
Total amortizing intangibles	33,672	34,751
Accumulated amortization	(9,918)	(8,396)
Total intangible assets, net of accumulated amortization	$ 23,754	$ 26,355

Acquired favorable operating leases are recorded at Harris Teeter. All other intangible assets are recorded by A&E. The Company has no non-amortizing intangible assets. Amortization expense for intangible assets was $2,613,000, $2,658,000 and $2,619,000 in fiscal years 2009, 2008, and 2007, respectively. Amortizing intangible assets have remaining useful lives from one year to 46 years. Projected amortization expense for intangible assets existing as of September 27, 2009 is: $2,340,000, $1,898,000, $1,697,000, $1,595,000 and $1,544,000 for fiscal years 2010, 2011, 2012, 2013 and 2014, respectively.

GOODWILL

Goodwill is recorded by A&E. On an annual basis, A&E performs a fair value-based impairment test on the net book value of goodwill and will perform the same procedures on an interim basis if certain events or circumstances indicate that an impairment loss may have occurred. The annual review was conducted in the first quarter of fiscal 2009, resulting in no goodwill impairment charge being required. However, the continuing deterioration of the economy during fiscal 2009, particularly with respect to A&E's customers in the retail apparel and non-apparel markets, caused management to lower the expected future cash flows of A&E's U.S. operating segment used in the strategic plan that is completed annually in third fiscal quarter. The reduced cash flow projections indicated the possibility of impairment which required A&E to perform an interim impairment test of goodwill. As a result of the interim goodwill impairment test, A&E recorded a non-cash impairment charge related to all of the goodwill of its U.S. operating segment of $7,654,000 in the third quarter of fiscal 2009. A&E also recorded related deferred tax benefits of $2,932,000. There were no goodwill impairment charges required for fiscal 2008 or fiscal 2007.

LEASES

The Company leases certain equipment under agreements expiring during the next 6 years. Harris Teeter leases most of its stores under leases that expire during the next 26 years. It is expected that such leases will be renewed by exercising options or replaced by leases of other properties. Most store leases provide for additional rentals based on sales, and certain store facilities are sublet under leases expiring during the next 9 years. Certain leases also contain rent escalation clauses (step rents) that require additional rental amounts in the later years of the term. Rent expense for the fiscal years was as follows (in thousands):

	2009	2008	2007
Minimum, net of sublease income	$95,010	$85,693	$84,106
Contingent	1,688	1,932	1,597
Total	$96,698	$87,625	$85,703

Future minimum lease commitments (excluding leases assigned - see below) and total minimum sublease rental income to be received under non-cancelable subleases at September 27, 2009 were as follows (in thousands):

Fiscal Year	Operating Leases	Subleases	Capital Leases
2010	$ 93,877	$ (2,209)	$ 9,650
2011	95,760	(1,982)	10,667
2012	95,527	(1,791)	10,682
2013	97,082	(1,383)	10,696
2014	96,816	(1,124)	10,740
Later years	988,740	(2,393)	149,918
Total minimum lease obligations (receivables)	$1,467,802	$(10,882)	202,353
Amount representing interest			(106,112)
Present value of net minimum obligation (included with long-term debt)			$ 96,241

In connection with the closing of certain store locations, Harris Teeter has assigned leases to several sub-tenants with recourse. These leases expire over the next 12 years and the future minimum lease payments totaling $51,167,000 over this period have been assumed by these sub-tenants.

LONG-TERM DEBT

On December 20, 2007, the Company and eleven banks entered into a credit agreement that provides for a five-year revolving credit facility in the aggregate amount of up to $350 million and a non-amortizing term loan of $100 million due December 20, 2012. The credit agreement also provides for an optional increase of the revolving credit facility by an additional amount of up to $100 million and two 1-year maturity extension options, both of which require consent of the lenders. Outstanding borrowings under the credit agreement bear interest at a variable rate based on a reference to: rates on federal funds transactions with members of the Federal Reserve System or the prime rate in effect on the interest determination date; the LIBOR Market Index Rate; or, the LIBOR Rate, each plus an applicable margin. The amount which may be borrowed from time to time and the applicable margin to the referenced interest rate are each dependent on a leverage factor. The leverage factor is based on a ratio of rent-adjusted consolidated funded debt divided by earnings before interest, taxes, depreciation, amortization and operating rents, as set forth in the credit agreement. The more significant of the financial covenants which the Company must meet during the term of the credit agreement include a maximum leverage ratio and a minimum fixed charge coverage ratio. As of September 27, 2009, the Company was in compliance with all financial covenants of the credit agreement. Issued letters of credit reduce the amount available for borrowings under the revolving credit facility and amounted to $22,147,000 as of September 27, 2009. The Company is charged a variable commitment fee based on the amount available for borrowings, which amounted to $274,953,000 as of September 27, 2009. The commitment fee rate applied to the net unused balance was 0.120%, per annum for each of fiscal 2009, 2008 and 2007.

Covenants in certain of the Company's long-term debt agreements limit the total indebtedness that the Company may incur. The most restrictive of these covenants is a consolidated maximum leverage ratio and a minimum fixed charge coverage ratio as defined in the Company's credit agreement. As of September 27, 2009, the amount of additional debt that could be incurred within the limitations of the debt covenants exceeded the additional borrowings available under the revolving credit facility. As such, management believes that the limit on indebtedness does not restrict the Company's ability to meet future liquidity requirements through borrowings available under the Company's revolving credit facility, including any liquidity requirements expected in connection with the Company's expansion plans for the foreseeable future.

Long-term debt at September 27, 2009 and September 28, 2008 was as follows (in thousands):

	2009	2008
6.48% Senior Note due $7,143 annually through April, 2011	$ 14,286	$ 21,428
7.72% Senior Note due April, 2017	50,000	50,000
7.55% Senior Note due July, 2017	50,000	50,000
Bank Term Loan due December, 2012, variable interest (2.24% and 3.55% at September 27, 2009 and September 28, 2008, respectively)	100,000	100,000
Revolving Line of Credit, variable interest (1.00% and 4.46% at September 27, 2009 and September 28, 2008, respectively)	52,900	29,000
Capital lease obligations	96,241	66,558
Other obligations	1,660	3,592
Total	365,087	320,578
Less current portion	9,526	9,625
Total long-term debt	$355,561	$310,953

Long-term debt maturities (including capital lease obligations) in each of the next five fiscal years are as follows: 2010 - $9,526,000; 2011 - $10,374,000; 2012 - $2,647,000; 2013 - $155,623,000; 2014 - $2,877,000.

Total interest expense, net of amounts capitalized, on debt and capital lease obligations was $17,673,000, $20,085,000 and $17,654,000 for fiscal 2009, 2008 and 2007, respectively. Capitalized interest totaled $2,881,000, $2,220,000 and $2,318,000 for fiscal 2009, 2008 and 2007, respectively.

INTEREST RATE SWAP AGREEMENTS

During fiscal 2009, the Company entered into two separate three-year interest rate swap agreements with an aggregate notional amount of $80 million. The swap agreements effectively fixed the interest rate on $80 million of the Company's term loan, of which $40 million is at 1.81% and $40 million is at 1.80%, excluding the applicable margin and associated fees. Both interest rate swaps were designated as cash flow hedges.

The following tables present the required quantitative disclosures under ASC paragraph 820-10-50-1, on a combined basis, for the Company's financial instruments, designated as cash flow hedges (in thousands):

		Fair Value Measurements at September 27, 2009		
	Carrying Value	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swaps (included with Other Long-Term Liabilities on the balance sheet)	$585	$—	$585	$—

The pre-tax unrealized loss associated with the cash flow hedges for the fiscal years was as follows (in thousands):

	2009	2008	2007
Unrealized loss included with other comprehensive income	$585	$—	$—

FINANCIAL INSTRUMENTS

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash equivalents and notes receivables. The Company limits the amount of credit exposure to each individual financial institution and places its temporary cash into investments of high credit quality. Concentrations of credit risk with respect to receivables are limited due to their dispersion across various companies and geographies.

The carrying amounts for certain of the Company's financial instruments, including cash and cash equivalents, accounts and notes receivable, accounts payable and other accrued liabilities approximate fair value because of their short maturities. The fair value of variable interest debt is equal to its carrying amount. The estimated fair value of the Company's Senior Notes due at various dates through 2017 (which accounts for 99% of the Company's fixed interest debt obligations) is computed based on borrowing rates currently available to the Company for loans with similar terms and maturities. The estimated fair value of the Company's Senior Notes and its carrying amount outstanding as of September 27, 2009 and September 28, 2008 is as follows (in thousands):

	2009	2008
Senior Notes – estimated fair value	$ 134,322	$ 127,053
Senior Notes – carrying amount	114,285	121,428

CAPITAL STOCK

The capital stock of the Company authorized at September 28, 2008 was 75,000,000 shares of no par value Common Stock, 4,000,000 shares of Preference Stock (non-cumulative voting $0.56 convertible, $10 liquidation value), and 1,000,000 shares of Additional Preferred Stock. No shares of Preference Stock or Additional Preferred Stock were issued or outstanding at September 27, 2009 or September 28, 2008.

One preferred share purchase right is attached to each outstanding share of common stock, which rights expire on November 16, 2010. Each right entitles the holder to purchase one one-hundredth of a share of a new Series A Junior Participating Additional Preferred Stock for $60. The rights will become exercisable only under certain circumstances related to a person or group acquiring or offering to acquire a substantial portion of the Company's common stock. If certain additional events then occur, each right would entitle the rightholder to acquire common stock of the Company, or in some cases of an acquiring entity, having a value equal to twice the exercise price. Under certain circumstances the Board of Directors may extinguish the rights by exchanging one share of common stock or an equivalent security for each qualifying right or may redeem each right at a price of $0.01. There are 600,000 shares of Series A Junior Participating Additional Preferred Stock reserved for issuance upon exercise of the rights.

The Board of Directors adopted a stock buyback program in 1996, authorizing, at management's discretion, the Company to purchase and retire up to 10% of the then outstanding shares of the Company's common stock for the purpose of preventing dilution as a result of the operation of the Company's comprehensive stock option and awards plans. Pursuant to this plan, the Company purchased and retired 250,000 shares at a total cost of $8,000,000, or an average price of $32.05 per share during fiscal 2008. There were no stock purchases in fiscal years 2009 or 2007.

STOCK OPTIONS AND STOCK AWARDS

At September 27, 2009, the Company has 1993, 1995, 1997, 2000 and 2002 equity incentive plans, which were approved by the Company's shareholders and authorized the issuance of 5,500,000 shares of common stock pursuant thereto. Under certain stock option plans, the Company has granted incentive stock options to employees or nonqualified stock options to employees and outside directors. The Company's incentive stock options generally become exercisable in installments of 20% per year at each of the first through fifth anniversaries from grant date and expire seven years from grant date and nonqualified stock options expire ten years from grant date. Historically and pursuant to the terms of certain plans, the Company grants a single, one-time nonqualified stock option of 10,000 shares, generally vested immediately, to each of its outside directors at the time of their initial election to the Board. Under each of the stock option plans, the exercise price of each stock option shall be no less than the market price of the Company's stock on the date of grant, and an option's maximum term is ten years. At the discretion of the Company, under certain plans a stock appreciation right may be granted and exercised in lieu of the exercise of the related option (which is then forfeited). Certain of the plans also allow the Company to grant stock awards such as restricted stock. Under the plans, as of September 27, 2009, the Company may grant additional options or stock awards and performance shares in the amount of 1,103,000 shares.

The Board of Directors began approving equity awards in lieu of stock options in November 2004. These awards have historically been apportioned 50% as a fixed award of restricted stock (restricted from sale or transfer until vesting ratably over a five-year period of continued employment) and 50% as performance share awards, based on the attainment of certain performance targets for the ensuing fiscal year. If the fiscal year performance targets are met, the performance shares are subsequently issued as restricted stock and vest over four years of continued employment.

Stock awards are being expensed ratably over the employees' five-year requisite service period in accordance with the graded vesting schedule, resulting in more expense being recognized in the early years. Compensation expense related to restricted awards totaled $5,710,000, $5,339,000 and $3,529,000 for fiscal years 2009, 2008 and 2007, respectively. The remaining unamortized expense as of September 27, 2009 is $7,351,000, with a weighted average recognition period of 1.70 years.

Compensation expense related to stock options totaled $12,000, $37,000 and $324,000 for fiscal years 2009, 2008 and 2007, respectively. The fair value of the stock options was estimated at the date of grant using the Black-Scholes option pricing model. The Company used historical data to estimate the expected life, volatility and expected forfeitures of the stock option value. The risk-free rate was based on the U.S. Treasury rate in effect at the time of grant. The weighted average fair value for stock options granted in fiscal 2008 was $11.28 per option and was based on the following weighted average assumptions: an expected life of 6.32 years; a risk-free interest rate of 3.23%; volatility of 31.51%; and a dividend yield of 1.38%. No options were granted in fiscal years 2009 or 2007.

A summary of the status of the Company's restricted stock awards as of September 27, 2009, September 28, 2008 and September 30, 2007, changes during the periods ending on those dates and weighted average grant-date fair value (WAGFV) is presented below (shares in thousands):

Stock Awards	September 27, 2009		September 28, 2008		September 30, 2007	
	Shares	WAGFV	Shares	WAGFV	Shares	WAGFV
Non-vested at beginning of period	589	30.34	477	25.17	325	$20.92
Granted	268	26.54	278	36.69	269	28.63
Vested	(129)	26.97	(90)	23.62	(50)	21.55
Forfeited	(61)	35.18	(76)	29.02	(67)	21.09
Non-vested at end of period	667	29.02	589	30.34	477	25.17

The total fair value of stock awards that vested during fiscal years 2009, 2008 and 2007 was $3,514,000, $3,280,000 and $1,417,000, respectively.

A summary of the status of the Company's stock option plans as of September 27, 2009, September 28, 2008, and September 30, 2007, changes during the years ending on those dates and related weighted average exercise price is presented below (shares in thousands):

Stock Options	2009		2008		2007	
	Shares	Price	Shares	Price	Shares	Price
Outstanding at beginning of year	483	$16.40	731	$16.01	1,179	$15.82
Granted	—	—	10	35.24	—	—
Exercised	(110)	16.07	(248)	16.01	(440)	15.50
Forfeited	—	—	(8)	16.70	(7)	16.40
Expired	—	—	(2)	15.11	(1)	15.83
Outstanding at end of year	373	$16.49	483	$16.40	731	$16.01
Options exercisable at year end	373	$16.49	386	$16.27	447	$15.85

As of September 27, 2009, all outstanding stock options were exercisable and the price per share ranged from $11.50 to $35.24. The total cash received from stock options exercised for the exercise price and related tax deductions are included in the Consolidated Condensed Statements of Shareholders' Equity and Comprehensive Income. The Company has historically issued new shares to satisfy the stock options exercised. The aggregate intrinsic value of stock options outstanding at September 27, 2009 and September 28, 2008 was as follows (in thousands):

	2009	2008
Intrinsic value of outstanding options at end of fiscal year	$3,859	$8,346
Intrinsic value of options exercisable at end of fiscal year	3,859	6,713

The aggregate intrinsic value of stock options exercised during fiscal 2009, 2008 and 2007 was $1,153,000, $4,847,000 and $6,178,000, respectively.

INCOME TAXES

The Company adopted the provisions on accounting for uncertainty in income taxes as prescribed by ASC Subtopic 740-10 at the beginning of fiscal 2008. At the date of adoption, the Company's consolidated balance sheet included $6.7 million of tax positions that are highly certain but for which there is uncertainty about the timing. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of these positions would not affect the annual effective tax rate but would accelerate the payment of cash to the tax authority to an earlier period. Also as of the adoption date, the Company had accrued interest expense related to the unrecognized tax liabilities of approximately $1.2 million. Due to the timing nature of the tax positions and the amount of related interest previously accrued, there was no cumulative effect of adopting the new provisions required to be recorded against retained earnings or material effect on the Company's financial position, results of operations or cash flows.

The following table provides a reconciliation of the unrecognized tax liability for fiscal years 2009 and 2008 (in thousands):

	2009	2008
Gross taxes at beginning of year	$ 5,036	$ 7,089
Additions based on tax positions related to the current year	—	—
Additions for tax positions of prior years	510	239
Reductions for tax positions of prior years	(1,590)	(792)
Reductions for settlements	—	—
Reductions for deposits made	—	(1,500)
Gross taxes at end of year	3,956	5,036
Accumulated interest	1,239	1,400
Federal tax benefit of state income tax deduction	(192)	(289)
Balance included in the Consolidated Balance Sheets at end of year	$ 5,003	$ 6,147

The Company and its subsidiaries file a consolidated U.S. federal income tax return. The U.S. federal statute of limitations remains open for the fiscal year 1999 and onward with fiscal years 1999 to 2004 under examination by the Internal Revenue Service (the "IRS"). In connection with the fiscal years under examination, the Company has reached a settlement with the Appeals Division of the IRS and is in the process of completing the required documents and amending tax returns where required. The Company and some of its subsidiaries file separate tax returns with the state of North Carolina. The North Carolina statute of limitations for a few entities remains open for the fiscal years 2004 to 2006 due to an on-going audit by the North Carolina

Department of Revenue ("NCDR"). The Company is currently in settlement negotiations with the NCDR and expects to conclude the matter within the next twelve months. Foreign and U.S. state jurisdictions have statutes of limitations generally ranging from 3 to 5 years.

Liabilities related to tax matters currently in the process of being settled are included with Other Current Liabilities in the Company's Consolidated Balance Sheets. Management believes appropriate provisions for all outstanding issues have been made for all jurisdictions and all open tax years.

The provision for income taxes consisted of the following (in thousands):

	2009	2008	2007
CURRENT			
Federal	$34,981	$34,313	$44,147
State and other	6,851	9,381	8,764
	41,832	43,694	52,911
DEFERRED			
Federal	8,092	12,398	(3,550)
State and other	2,301	1,267	442
	10,393	13,665	(3,108)
Provision for income taxes	$52,225	$57,359	$49,803

Income (loss) from foreign operations before income taxes in fiscal years 2009, 2008 and 2007 was $(1,949,000), $1,420,000 and $2,868,000, respectively. Income taxes provided on foreign operations in fiscal years 2009, 2008 and 2007 was $96,000, $931,000 and $425,000, respectively, including the minority interest in such taxes.

Income tax expense differed from an amount computed by applying the statutory tax rates to pre-tax income as follows (in thousands):

	2009	2008	2007
Income tax on pre-tax income at the statutory federal rate of 35%	$48,366	$53,939	$45,672
Increase (decrease) attributable to:			
State and other income taxes, net of federal income tax benefit	6,585	6,589	6,229
Tax credits	(2,640)	(2,820)	(424)
Employee Stock Ownership Plan (ESOP)	(806)	(920)	(1,010)
COLI	(823)	(459)	(1,081)
Foreign Subsidiaries Loss (indefinitely invested)	961	260	349
Other items, net	582	770	68
Income tax expense	$52,225	$57,359	$49,803

The tax effects of temporary differences giving rise to the Company's consolidated deferred tax assets and liabilities at September 27, 2009 and September 28, 2008 are as follows (in thousands):

	2009	2008
Deferred Tax Assets:		
Employee benefits	$ 76,960	$ 27,466
Rent obligations	23,132	20,997
Reserves not currently deductible	16,517	16,075
Vendor allowances	6,766	7,656
Other	6,103	5,261
Total deferred tax assets	$ 129,478	$ 77,455
Deferred Tax Liabilities:		
Property, plant and equipment	$ (75,043)	$(60,296)
Inventories	(13,723)	(14,205)
Undistributed earnings on foreign subsidiaries	(3,696)	(3,695)
Other	(877)	(3,645)
Total deferred tax liabilities	$ (93,339)	$(81,841)

As of September 27, 2009, the Company had approximately $6,108,000 of state cumulative net operating loss carryforwards, $9,169,000 of foreign cumulative net operating loss carryforwards and $309,000 of foreign tax credit carryforwards. The state net operating losses will begin to expire in fiscal 2022, the foreign net operating losses begin to expire in fiscal 2011 and the foreign tax credits begin to expire in fiscal 2010. A valuation allowance of $2,217,000 and $2,553,000 is included with deferred income taxes as of September 27, 2009 and September 28, 2008, respectively. The valuation allowance decreased by $336,000 from fiscal 2008 to fiscal 2009, increased by $1,117,000 from fiscal 2007 to fiscal 2008 and increased $697,000 from fiscal 2006 to fiscal 2007. The allowance was developed based upon the uncertainty of the realization of certain state and foreign deferred tax assets related to net operating losses and other foreign tax items. Although realization is not assured for the remaining deferred tax assets, it is considered more likely than not the deferred tax assets will be realized through future taxable earnings.

Undistributed earnings of the Company's foreign operations amount to approximately $20.9 million at September 27, 2009. Of those earnings, approximately $9.5 million are considered to be indefinitely reinvested and accordingly, no provision for U.S. federal and state income taxes is required to be provided thereon. If those earnings were distributed, the Company would be subject to U.S. federal taxes and withholding taxes payable to the various foreign countries of approximately $3.3 million.

INDUSTRY SEGMENT INFORMATION

The Company operates primarily in two businesses: retail grocery (including the real estate and store development activities of the Company) - Harris Teeter and industrial thread (textile primarily), including technical textiles and embroidery thread – A&E. Harris Teeter operates a regional chain of supermarkets in the southeastern United States. A&E manufactures and distributes sewing thread for the apparel and other markets, technical textiles and embroidery thread throughout their global operations. The Company evaluates performance of its two businesses utilizing various measures which are based on operating profit.

Summarized financial information for fiscal years 2009, 2008 and 2007 is as follows (in millions):

	Industrial Thread	Retail Grocery	Corporate (1)	Consolidated
2009				
Net Sales	$250.8	$3,827.0		$4,077.8
Gross Profit	47.9	1,169.5		1,217.4
Operating Profit (Loss)	(14.6)	175.6	$(6.1)	154.9
Assets Employed at Year End	261.4	1,463.5	119.4	1,844.3
Depreciation and Amortization	15.6	109.8	0.1	125.5
Capital Expenditures	2.5	206.7	—	209.2
2008				
Net Sales	$327.6	$3,664.8		$3,992.4
Gross Profit	69.6	1,138.8		1,208.4
Operating Profit (Loss)	2.3	177.8	$(6.3)	173.8
Assets Employed at Year End	291.4	1,306.2	98.8	1,696.4
Depreciation and Amortization	17.9	96.4	0.1	114.4
Capital Expenditures	7.3	192.2	—	199.5
2007				
Net Sales	$339.8	$3,299.4		$3,639.2
Gross Profit	74.6	1,021.7		1,096.3
Operating Profit (Loss)	1.4	154.1	$(7.3)	148.2
Assets Employed at Year End	284.3	1,150.5	94.9	1,529.7
Depreciation and Amortization	19.1	81.1	0.6	100.8
Capital Expenditures	7.7	205.5	6.7	219.9

(1) Corporate Operating Profit (Loss) includes a portion of compensation and benefits of holding company employees and certain other costs that are not related to the operating companies. Operating profit of the operating companies include all direct expenses and the common expenses incurred by the holding company on behalf of its operating subsidiaries. Corporate Assets Employed include investments in certain property and equipment, cash equivalents and life insurance contracts to support corporate-wide operations and benefit programs.

Geographic information for the Company's fiscal years is based on the operating locations where the items were produced or distributed as follows (in thousands):

	2009	2008	2007
Net Revenues – Domestic United States	$3,940,608	$3,810,635	$3,454,198
Net Revenues – Foreign	137,214	181,762	185,010
	$4,077,822	$3,992,397	$3,639,208
Net Long-Lived Assets – Domestic United States	$1,088,602	$ 978,363	$ 860,493
Net Long-Lived Assets – Foreign	36,238	40,625	41,990
	$1,124,840	$1,018,988	$ 902,483

EMPLOYEE BENEFIT PLANS

The Company maintains various retirement benefit plans for substantially all domestic full-time employees of the Company and its subsidiaries. These plans include the Ruddick Retirement and Savings Plan ("Savings Plan") which is a defined contribution retirement plan, the Ruddick Corporation Employees' Pension Plan ("Pension Plan") which is a qualified non-contributory defined benefit plan and the Supplemental Executive Retirement Plan ("SERP") which is a non-qualified supplemental defined benefit pension plan for certain executive officers. Effective September 30, 2005, participation in the Pension Plan was closed to new entrants and frozen for all participants, with certain transition benefits provided to those participants that have achieved specified age and service levels on December 31, 2005.

Substantially all domestic full-time employees of the Company and its subsidiaries participate in one of the Company sponsored retirement plans. Employees in foreign subsidiaries participate to varying degrees in local pension plans, which, in the aggregate, are not significant. Employee retirement benefits or Company contribution amounts under the various plans are a function of both the years of service and compensation for a specified period of time before retirement. The Company's current funding policy for the Pension Plan is to contribute annually the amount required by regulatory authorities to meet minimum funding requirements and an amount to increase the funding ratios over future years to a level determined by its actuaries to be effective in reducing the volatility of contributions.

The Company's fiscal year end is used as the measurement date for Company-sponsored defined benefit plans. The following table sets forth the change in the benefit obligation and plan assets, as well as the funded status and amounts recognized in the Company's consolidated balance sheets at September 27, 2009 and September 28, 2008 for the Pension Plan and SERP (in thousands):

	Pension Plan		SERP	
	2009	2008	2009	2008
Change in benefit obligation:				
Benefit obligation at the beginning of year	$ 228,719	$280,151	$ 27,450	$ 30,863
Service cost	310	1,588	664	822
Interest cost	18,181	17,010	2,119	1,889
Actuarial loss (Gain)	91,251	(58,932)	10,931	(4,889)
Special Termination Benefits	192	—	—	—
Benefits paid	(11,217)	(11,098)	(1,235)	(1,235)
Pension benefit obligation at end of year	327,436	228,719	39,929	27,450
Change in plan assets:				
Fair value of assets at the beginning of year	211,863	248,193	—	—
Actual return on plan assets	(7,463)	(31,402)	—	—
Employer contribution	7,500	7,500	1,235	1,235
Benefits paid	(11,217)	(11,098)	(1,235)	(1,235)
Non-investment expenses	(1,378)	(1,330)	—	—
Fair value of assets at end of year	199,305	211,863	—	—
Funded status	(128,131)	(16,856)	(39,929)	(27,450)
Unrecognized net actuarial loss	169,477	50,830	12,412	1,481
Unrecognized prior service cost	353	508	2,044	2,292
Prepaid (accrued) benefit cost	$ 41,699	$ 34,482	$(25,473)	$(23,677)
Amounts recognized in the Consolidated Balance Sheets consist of:				
(Prepaid) Accrued benefit liability	$ (41,699)	$ (34,482)	$ 25,473	$ 23,677
Accumulated other comprehensive income	169,830	51,338	14,456	3,773
Net amount recognized	$ 128,131	$ 16,856	$ 39,929	$ 27,450

The Company's defined benefit pension plans had projected and accumulated benefit obligations in excess of the fair value of plan assets as follows (in thousands):

	Pension Plan		SERP	
	2009	2008	2009	2008
Projected benefit obligation	$327,436	$228,719	$39,929	$27,450
Accumulated benefit obligation	288,937	207,093	28,133	19,903
Fair value of plan assets	199,305	211,863	—	—

A minimum pension liability adjustment is required when the projected benefit obligation exceeds the fair value of plan assets and accrued pension liabilities. This adjustment also requires the elimination of any previously recorded pension assets. The minimum liability adjustment, net of tax benefit, is reported as a component of other comprehensive income and included in the Statements of Consolidated Shareholders' Equity and Comprehensive Income.

Net periodic pension expense for the Company's defined benefit pension plans for fiscal years 2009, 2008 and 2007 included the following components (in thousands):

Pension Plan	2009	2008	2007
Service cost	$ 310	$ 1,588	$ 2,040
Interest cost	18,181	17,010	16,157
Expected return on plan assets	(18,555)	(18,598)	(17,335)
Amortization of prior service cost	155	220	220
Recognized net actuarial loss	—	4,424	6,971
Net periodic pension expense	$ 91	$ 4,644	$ 8,053
SERP			
Service cost	$ 664	$ 822	$ 800
Interest cost	2,119	1,889	1,741
Amortization of prior service cost	247	248	109
Recognized net actuarial loss	—	461	767
Net periodic pension expense	$ 3,030	$ 3,420	$ 3,417

Net periodic pension expense for the Company's defined benefit pension plans is determined using assumptions as of the beginning of each year. The projected benefit obligation and related funded status are determined using assumptions as of the end of each year. The following table summarizes the assumptions utilized:

	2009	2008	2007
Weighted Average Discount Rate – Pension Plan	5.75%	7.90%	6.25%
Weighted Average Discount Rate – SERP	5.60%	7.90%	6.25%
Rate of Increase in Future Payroll Costs:			
Pension Plan	3.0% - 8.0%*	3.0% - 8.0%*	3.0% - 8.0%*
SERP	6.0%	6.0%	6.0%
Assumed Long-Term Rate of Return on Assets (Pension Plan only)	8.00%	8.00%	8.25%

* Rate varies by age, higher rates are associated with lower aged participants.

Discount rates are based on the expected timing and amounts of the expected employer paid benefits and are established by reference to a representative yield curve of non-callable bonds with a credit rating of Aa and above with durations similar to the pension liabilities. The weighted average discount rate utilized at the end of fiscal 2009 of 5.75% for the Pension Plan represents a decrease of 215 basis points over the prior year and significantly increased the recorded pension liabilities, under-funded status and unrecognized net actuarial loss as of the end of fiscal 2009. These increases will require the Company to recognize approximately $9.0 million of net actuarial losses as part of the Pension Plan's net periodic pension expense in fiscal 2010.

Expected long-term return on plan assets is estimated by asset class and is generally based on historical returns, volatilities and risk premiums. Based upon the plan's asset allocation, composite return percentiles are developed upon which the plan's expected long-term rate of return is based.

The SERP is unfunded, with benefit payments being made from the Company's general assets. Assets of the Pension Plan are invested in directed trusts. Assets in the directed trusts as of the fiscal year end were invested as follows:

Asset Class	2009	2008
Fixed income	40.2%	30.3%
Domestic equities	31.5	37.1
International equities	8.1	7.5
Tactical asset allocation fund	—	11.1
Alternative Investments – Real Estate	3.1	4.5
Alternative Investments – Hedge Funds	3.4	4.7
Guaranteed investment contracts	1.0	0.9
Cash equivalents	12.7	3.9
	100%	100%

Investments in the pension trust are overseen by the Retirement Plan Committee which is made up of officers of the Company and directors. The plan assets are split into two segments: the Strategic Allocation segment over which the Committee retains responsibility for directing and monitoring asset allocation, and the Tactical Allocation segment which is directed by an advisor selected by the Committee.

The Company has developed an Investment Policy Statement based on the need to satisfy the long-term liabilities of the Pension Plan. The Company seeks to maximize return with reasonable and prudent levels of risk. Risk management is accomplished through diversification across asset classes, multiple investment manager portfolios and both general and portfolio-specific investment guidelines. Asset guidelines for the Strategic Allocation segment are:

Asset Class	Minimum Exposure	Target	Maximum Exposure
Investment grade fixed income and cash equivalents	30.0%	40.0%	50.0%
Domestic equities:	25.0	40.0	55.0
Large cap value	3.0	9.0	20.0
Large cap growth	3.0	9.0	20.0
Large cap core	3.0	10.0	20.0
Small cap value	0.0	6.0	12.0
Small cap growth	0.0	6.0	12.0
International equities:	5.0	10.0	15.0
International growth	0.0	5.0	10.0
International value	0.0	5.0	10.0
Alternative Investments:	0.0	10.0	20.0
Real Estate	0.0	5.0	10.0
Hedge Funds	0.0	5.0	10.0

Managers are expected to generate a total return consistent with their philosophy, offer protection in down markets and achieve a rate of return which ranks in the top 40% of a universe of similarly managed portfolios and outperforms a target index, net of expenses, over rolling three year periods.

The Investment Policy Statement contains the following guidelines:

— Categorical restrictions such as limiting the average weighted duration of fixed income investments, limiting the aggregate amount of American Depository Receipts (ADRs), no direct foreign currency speculation, limited foreign exchange contracts, and limiting the use of derivatives;

— Portfolio restrictions that address such things as investment restrictions, proxy voting, and brokerage arrangements; and

— Asset class restrictions that address such things as single security or sector concentration, capitalization limits and minimum quality standards.

The Company plans to contribute $7.5 million to the Pension Plan and approximately $1.3 million to the SERP during fiscal 2010. Due to the current economic environment that has resulted in a significant decrease in the market value of Pension Plan assets during fiscal 2009, the Company may increase the planned contribution in fiscal 2010. The Company's contribution to the SERP represents the benefit payments made during the fiscal year.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid by the Company's defined benefit pension plans (in thousands):

	Pension Plan	SERP
2010	$11,809	$ 1,279
2011	12,720	1,262
2012	13,703	1,367
2013	14,733	1,644
2014	15,794	2,173
Years 2015-2019	95,876	13,445

The Savings Plan is a defined contribution retirement plan pursuant to Section 401(k) of the Internal Revenue Code, that was authorized for the purpose of providing retirement benefits for employees of the Company. The Company provides a matching contribution based on the amount of eligible compensation contributed by the associate and an automatic retirement contribution based on age and years of service.

The Company has certain deferred compensation arrangements which allow, or allowed in prior years, its directors, officers and selected key management personnel to forego the receipt of earned compensation for specified periods of time. These arrangements include (1) a directors' compensation deferral plan, funded in a rabbi trust, the benefit and payment under such plan being made in the Company's common stock that has historically been purchased on the open market, (2) a key management deferral plan, unfunded, the benefit liability under such plan determined on the basis of the performance of selected market investment indices, and (3) other compensation deferral arrangements, unfunded and only available to directors and select key management in prior years, the benefit liability for which is determined based on fixed rates of interest.

Expense associated with the Savings Plan, deferred compensation arrangements and other plans, were as follows (in thousands):

	2009	2008	2007
Savings Plan	$21,608	$19,189	$18,350
Deferred Compensation and other	1,734	394	1,679

COMPUTATION OF EARNINGS PER SHARE (EPS)

The following table details the computation of EPS for fiscal years 2009, 2008 and 2007 (in thousands except per share data):

	2009	2008	2007
Basic EPS:			
Net income	$85,964	$96,752	$80,688
Weighted average common shares outstanding	47,964	47,824	47,605
Basic EPS	$ 1.79	$ 2.02	$ 1.69
Diluted EPS:			
Net income	$85,964	$96,752	$80,688
Weighted average common shares outstanding	47,964	47,824	47,605
Net potential common share equivalents - stock options	119	260	379
Net potential common share equivalents - stock awards	254	211	155
Weighted average common shares outstanding	48,337	48,295	48,139
Diluted EPS	$ 1.78	$ 2.00	$ 1.68
Excluded from the calculation of common share equivalents:			
Anti-dilutive common share equivalents – stock options	10	6	—
Anti-dilutive common share equivalents – stock awards	—	—	—

Stock awards that are based on performance are excluded from the calculation of potential common share equivalents until the performance criteria are met. Accordingly, the impact of 137,000, 139,000 and 114,000 performance shares for the fiscal years 2009, 2008 and 2007, respectively, were excluded from the computation of diluted shares.

COMMITMENTS AND CONTINGENCIES

The Company is involved in various lawsuits and environmental and patent matters arising in the normal course of business. Management believes that such matters will not have a material effect on the financial condition or results of operations of the Company.

See "Leases" above in this Item 8 for additional commitments and contingencies.

RUDDICK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

QUARTERLY INFORMATION (UNAUDITED)

The Company's stock is listed and traded on the New York Stock Exchange. The following table sets forth certain financial information, the high and low sales prices and dividends declared for the common stock for the periods indicated (in millions, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2009 Operating Results (1)					
Net Sales	$ 995.0	$1,010.0	$1,024.9	$1,047.9	$4,077.8
Gross Profit	300.9	304.9	305.2	306.4	1,217.4
Net Income	22.9	22.9	16.5	23.7	86.0
Net Income Per Share:					
Basic	0.48	0.48	0.34	0.49	1.79
Diluted	0.47	0.48	0.34	0.49	1.78
Dividend Per Share	0.12	0.12	0.12	0.12	0.48
Market Price Per Share:					
High	33.74	29.20	26.87	28.00	33.74
Low	23.81	18.86	22.00	21.77	18.86
2008 Operating Results					
Net Sales	$ 976.7	$ 975.6	$1,013.6	$1,026.5	$3,992.4
Gross Profit	291.0	301.4	307.4	308.6	1,208.4
Net Income	23.4	24.1	24.5	24.8	96.8
Net Income Per Share:					
Basic	0.49	0.50	0.51	0.52	2.02
Diluted	0.48	0.50	0.51	0.51	2.00
Dividend Per Share	0.12	0.12	0.12	0.12	0.48
Market Price Per Share:					
High	38.03	36.99	39.79	38.98	39.79
Low	31.15	31.71	33.89	29.47	29.47

(1) Operating results include non-cash charges of $9,891,000 ($6,099,000 after tax benefits, or $0.13 per diluted share) related to goodwill and long-lived asset impairments recognized by A&E in the third quarter of fiscal 2009.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None

Item 9A. ***Controls and Procedures***

(a) Evaluation of disclosure controls and procedures. As of September 27, 2009, an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's annual report on internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 27, 2009, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on that assessment, management concluded that, as of September 27, 2009, the Company's internal control over financial reporting is effective based on the criteria established in *Internal Control-Integrated Framework*.

(c) Attestation report of the registered public accounting firm. The effectiveness of the Company's internal control over financial reporting as of September 27, 2009 has been audited by KPMG, LLP, an independent registered public accounting firm. Their report, which appears in Item 8, Financial Statement and Supplementary Data included herein, expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of September 27, 2009.

(d) Changes in internal control over financial reporting. During the Company's fourth fiscal quarter of 2009, there has been no change in the Company's internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

For information regarding executive officers, refer to "Executive Officers of the Registrant" in Item 4A hereof. Other information required by this item is incorporated herein by reference to the sections entitled "Election of Directors," "Corporate Governance Matters" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement to be filed with the Securities and Exchange Commission with respect to the Company's 2010 Annual Meeting of Shareholders (the "2010 Proxy Statement").

Code of Ethics and Code of Business Conduct and Ethics

The Company has adopted a written Code of Ethics (the "Code of Ethics") that applies to our Chairman of the Board, President and Chief Executive Officer, Vice President-Finance and Chief Financial Officer and our Vice President and Treasurer. The Company has also adopted a Code of Business Conduct and Ethics (the "Code of Conduct") that applies to all employees, officers and directors of the Company as well as any subsidiary company officers that are executive officers of the Company. Each of our operating subsidiaries maintains a code of ethics tailored to their businesses. The Code of Ethics and Code of Conduct are available on the Company's website, *www.ruddickcorp.com*, under the "Corporate Governance" caption, and print copies are available to any shareholder that requests a copy. Any such requests should be directed to: Ruddick Corporation, 301 South Tryon Street, Suite 1800, Charlotte, North Carolina 28202, Attention: Secretary of the Company. Any amendments to the Code of Ethics or Code of Conduct, or any waivers of the Code of Ethics, or any waiver of the Code of Conduct for directors or executive officers, will be disclosed on the Company's website promptly following the date of such amendment or waiver. Information on the Company's website, however, does not form a part of this Form 10-K.

Corporate Governance Guidelines and Committee Charters

In furtherance of its longstanding goal of providing effective governance of the Company's business and affairs for the benefit of shareholders, the Board of Directors of the Company has approved Corporate Governance Guidelines. The Guidelines contain general principles regarding the functions of the Company's Board of Directors. The Guidelines are available on the Company's website referenced above and print copies are available to any shareholder that requests a copy. In addition, committee charters for the Company's Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee are also included on the Company's website and print copies are available to any shareholder that requests a copy in accordance with the procedures set forth above.

Item 11. *Executive Compensation*

The information required by this item is incorporated herein by reference to the sections entitled "Election of Directors -Directors' Fees and Attendance," "Compensation Committee Interlocks and Insider Participation in Compensation Decisions," "Report of the Compensation Committee," "Compensation Discussion and Analysis" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2010 Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

The information required by this item is incorporated herein by reference to the sections entitled "Principal Shareholders" and "Election of Directors-Beneficial Ownership of Company Stock" in the 2010 Proxy Statement and "Equity Compensation Plan Information" in Item 5 hereof.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this item is incorporated herein by reference to the section entitled "Transactions with Related Persons and Certain Control Persons" and "Corporate Governance Matters" in the 2010 Proxy Statement.

Item 14. ***Principal Accountant Fees and Services***

The information required by this item is incorporated herein by reference to the section entitled "Ratification of the Independent Registered Public Accounting Firm" in the 2010 Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(3) *Index to Exhibits:* The following exhibits are filed with this report or, as noted, incorporated by reference herein.

Exhibit Number	Description of Exhibit
3.1*	Restated Articles of Incorporation of the Company, dated December 14, 2000, incorporated herein by reference to Exhibit 3.1 of the registrant's Annual Report on Form 10-K for the fiscal year ended October 1, 2000 (Commission File No. 1-6905).
3.2*	Amended and Restated Bylaws of Ruddick Corporation, incorporated herein by reference to Exhibit 3.1 of the registrant's Current Report on Form 8-K dated February 21, 2008 (Commission File No. 1-6905).
4.1*	$50,000,000 6.48% Series A Senior Notes due March 1, 2011 and $50,000,000 Private Shelf Facility dated March 1, 1996 between Ruddick Corporation and The Prudential Insurance Company of America, incorporated herein by reference to Exhibit 4.1 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996 (Commission File No. 1-6905).
4.2*	$50,000,000 7.55% Senior Series B Notes due July 15, 2017 and $50,000,000 7.72% Series B Senior Notes due April 15, 2017 under the Note Purchase and Private Shelf Agreement dated April 15, 1997 between Ruddick Corporation and The Prudential Insurance Company of America, incorporated herein by reference to Exhibit 4.3 of the registrant's Annual Report on Form 10-K for the fiscal year period ended September 28, 1997 (Commission File No. 1-6905).

Exhibit Number	Description of Exhibit
4.3*	Credit Agreement, dated December 20, 2007, among Ruddick Corporation, as Borrower, Wachovia Bank, National Association, Branch Banking and Trust Company, Regions Bank, Bank of America, N.A., JPMorgan Chase Bank, N.A., RBC Centura, CoBank, ACB, AgFirst Farm Credit Bank, U.S. AgBank, FCB, Farm Credit Bank of Texas and GreenStone Farm Credit Services, ACA, as Lenders, and Wachovia Bank, National Association, as administrative agent for the Lenders, incorporated herein by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K dated December 20, 2007 (Commission File No. 1-6905).
	The Company has other long-term debt but has not filed the instruments evidencing such debt as part of Exhibit 4 as none of such instruments authorize the issuance of debt exceeding 10 percent of the total consolidated assets of the Company. The Company agrees to furnish a copy of each such agreement to the Commission upon request.
10.1*	Ruddick Supplemental Executive Retirement Plan, as amended and restated, incorporated herein by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K dated December 9, 2008 (Commission File No. 1-6905).**
10.2*	Resolutions adopted by the Board of Directors of the Company and the Plan's Administrative Committee with respect to benefits payable under the Company's Supplemental Executive Retirement Plan to Alan T. Dickson and R. Stuart Dickson, incorporated herein by reference to Exhibit 10.3 of the registrant's Annual Report on Form 10-K for the fiscal year ended September 29, 1991 (Commission File No. 1-6905).**
10.3*	Deferred Compensation Plan for Key Employees of Ruddick Corporation and subsidiaries, as amended and restated, incorporated herein by reference to Exhibit 10.5 of the registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1990 (Commission File No. 1-6905).**
10.4*	1993 Incentive Stock Option and Stock Appreciation Rights Plan, incorporated herein by reference to Exhibit 10.7 of the registrant's Annual Report on Form 10-K for the fiscal year ended October 3, 1993 (Commission File No. 1-6905).**
10.5*	Description of the Ruddick Corporation Long Term Key Management Incentive Program, incorporated herein by reference to Exhibit 10.7 of the registrant's Annual Report on Form 10-K for the fiscal year ended September 29, 1991 (Commission File No. 1-6905).**
10.6*	Ruddick Corporation Irrevocable Trust for the Benefit of Participants in the Long Term Key Management Incentive Program, incorporated herein by reference to Exhibit 10.9 of the registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1990 (Commission File No. 1-6905).**
10.7*	Rights Agreement dated November 16, 2000 by and between the Company and First Union National Bank, incorporated herein by reference to Exhibit 10.9 of the registrant's Annual Report on Form 10-K for the fiscal year ended October 1, 2000 (Commission File No. 1-6905).
10.8*	Ruddick Corporation Senior Officers Insurance Program Plan Document and Summary Plan Description, incorporated herein by reference to Exhibit 10.10 of the registrant's Annual Report on Form 10-K for the fiscal year ended September 27, 1992 (Commission File No. 1-6905).**
10.9*	Ruddick Corporation 1995 Comprehensive Stock Option Plan (the "1995 Plan"), incorporated herein by reference to Exhibit 10.1 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 (Commission File No. 1-6905).**

Exhibit Number	Description of Exhibit
10.10*	Ruddick Corporation 1997 Comprehensive Stock Option and Award Plan (the "1997 Plan"), incorporated herein by reference to Exhibit 10.1 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 28, 1997 (Commission File No. 1-6905).**
10.11*	Ruddick Corporation Director Deferral Plan, as amended and restated, incorporated herein by reference to Exhibit 10.3 of the registrant's Current Report on Form 8-K dated December 9, 2008 (Commission File No. 1-6905).**
10.12*	Ruddick Corporation Senior Officers Insurance Program, incorporated herein by reference to Exhibit 10.3 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 29, 1998 (Commission File No. 1-6905).**
10.13*	Ruddick Corporation 2000 Comprehensive Stock Option and Award Plan (the "2000 Plan"), incorporated herein by reference to Exhibit 10.1 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2001 (Commission File No. 1-6905).**
10.14*	Description of retirement arrangement between the Company and each of Alan T. Dickson and R. Stuart Dickson effective May 1, 2002, incorporated herein by reference to Exhibit 10.1 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 (Commission File No. 1-6905).**
10.15*	Ruddick Corporation Flexible Deferral Plan – Amendment and Restatement Effective July 1, 2009, incorporated herein by reference to Exhibit 10.2 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2009 (Commission File No. 1-6905).**
10.16*	Ruddick Corporation 2002 Comprehensive Stock Option and Award Plan (the "2002 Plan"), incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2003 (Commission File No. 1-6905).**
10.17*	Form of Ruddick Corporation Non-Employee Director Nonqualified Stock Option Agreement for use in connection with the 1995 Plan, 1997 Plan, 2000 Plan and 2002 Plan, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 17, 2004 (Commission File No. 1-6905).**
10.18*	Form of Ruddick Corporation Incentive Stock Option Award Agreement for use in connection with the 1995 Plan, 1997 Plan, 2000 Plan and 2002 Plan, incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 17, 2004 (Commission File No. 1-6905).**
10.19*	Form of Ruddick Corporation Nonqualified Stock Option Agreement for use in connection with the 1995 Plan, 1997 Plan, 2000 Plan and 2002 Plan, incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated November 17, 2004 (Commission File No. 1-6905).**
10.20*	Form of Ruddick Corporation Restricted Stock Award Agreement for use in connection with the 1997 Plan, 2000 Plan and 2002 Plan, incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated November 17, 2004 (Commission File No. 1-6905).**
10.21*	Summary of Executive Bonus Plan, incorporated by reference to Exhibit 10.26 of the registrant's Annual Report on Form 10-K for the fiscal year ended October 3, 2004 (Commission File No. 1-6905).**
10.22*	Ruddick Corporation Supplemental Executive Retirement Plan for the benefit of Alan T. Dickson effective March 31, 2006, incorporated herein by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K dated March 31, 2006 (Commission File No. 1-6905).**

Exhibit Number	Description of Exhibit
10.23*	Ruddick Corporation Supplemental Executive Retirement Plan for the benefit of R. Stuart Dickson effective March 31, 2006, incorporated herein by reference to Exhibit 10.2 of the registrant's Current Report on Form 8-K dated March 31, 2006 (Commission File No. 1-6905).**
10.24*	Ruddick Corporation Cash Incentive Plan, incorporated herein by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K dated February 15, 2007 (Commission File No. 1-6905).**
10.25*	Addendum to the Ruddick Corporation 2002 Comprehensive Stock Option and Award Plan, incorporated herein by reference to Exhibit 10.2 of the registrant's Current Report on Form 8-K dated February 15, 2007 (Commission File No. 1-6905).**
10.26*	Change-in-Control and Severance Agreement dated September 19, 2007 between the registrant and Mr. Tomas W. Dickson, incorporated herein by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K dated September 19, 2007 (Commission File No. 1-6905).**
10.27*	Change-in-Control and Severance Agreement dated September 19, 2007 between the registrant and Mr. John B. Woodlief, incorporated herein by reference to Exhibit 10.2 of the registrant's Current Report on Form 8-K dated September 19, 2007 (Commission File No. 1-6905).**
10.28*	Change-in-Control and Severance Agreement dated September 19, 2007 between the registrant and Mr. Frederick J. Morganthall, II, incorporated herein by reference to Exhibit 10.3 of the registrant's Current Report on Form 8-K dated September 19, 2007 (Commission File No. 1-6905).**
10.29*	Change-in-Control and Severance Agreement dated September 19, 2007 between the registrant and Mr. Fred A. Jackson, incorporated herein by reference to Exhibit 10.4 of the registrant's Current Report on Form 8-K dated September 19, 2007 (Commission File No. 1-6905).**
10.30*	Ruddick Supplemental Executive Retirement Plan, Amendment No. 2 dated September 19, 2007, incorporated herein by reference to Exhibit 10.5 of the registrant's Current Report on Form 8-K dated September 19, 2007 (Commission File No. 1-6905).**
10.31*	First Amendment to the Ruddick Corporation Director Deferral Plan, incorporated herein by reference to Exhibit 10.1 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2009 (Commission File No. 1-6905).**
10.32*	Second Amendment to the Ruddick Corporation Director Deferral Plan, incorporated herein by reference to Exhibit 10.1 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2009 (Commission File No. 1-6905).**
10.33+	Summary of Non-Employee Director Compensation.
21+	List of Subsidiaries of the Company.
23+	Consent of Independent Registered Public Accounting Firm.
31.1+	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2+	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1+	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2+	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

*	Incorporated by reference.
**	Indicates management contract or compensatory plan required to be filed as an Exhibit.
+	Indicates exhibits filed herewith and follow the signature pages.

(b) Exhibits

See (a)(3) above.

(c) Financial Statement Schedules

See (a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RUDDICK CORPORATION
(Registrant)

Dated: November 20, 2009

By: /s/ THOMAS W. DICKSON
Thomas W. Dickson,
Chairman of the Board, President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ THOMAS W. DICKSON Thomas W. Dickson	Chairman of the Board, President and Chief Executive Officer and Director (Principal Executive Officer)	November 20, 2009
/s/ JOHN B. WOODLIEF John B. Woodlief	Vice President – Finance and Chief Financial Officer (Principal Financial Officer)	November 20, 2009
/s/ RONALD H. VOLGER Ronald H. Volger	Vice President and Treasurer (Principal Accounting Officer)	November 20, 2009
/s/ JOHN R. BELK John R. Belk	Director	November 20, 2009
/s/ JOHN P. DERHAM CATO John P. Derham Cato	Director	November 20, 2009
/s/ ALAN T. DICKSON Alan T. Dickson	Director	November 20, 2009
/s/ JAMES E. S. HYNES James E. S. Hynes	Director	November 20, 2009
/s/ ANNA S. NELSON Anna S. Nelson	Director	November 20, 2009
/s/ BAILEY W. PATRICK Bailey W. Patrick	Director	November 20, 2009
Robert H. Spilman, Jr.	Director	November __, 2009
/s/ HAROLD C. STOWE Harold C. Stowe	Director	November 20, 2009
/s/ ISAIAH TIDWELL Isaiah Tidwell	Director	November 20, 2009
/s/ WILLIAM C. WARDEN, JR. William C. Warden, Jr.	Director	November 20, 2009

RUDDICK CORPORATION AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
For the Fiscal Years Ended
September 27, 2009, September 28, 2008
and September 30, 2007 (in thousands)

COLUMN A	COLUMN B	COLUMN C	COLUMN D	COLUMN E
DESCRIPTION	BALANCE AT BEGINNING OF FISCAL YEAR	ADDITIONS CHARGED TO COSTS AND EXPENSES	DEDUCTIONS	BALANCE AT END OF PERIOD
Fiscal Year Ended September 30, 2007:				
Reserves deducted from assets to which they apply -				
Allowance For Doubtful Accounts....	$3,719	$ 971	$ 728*	$ 3,962
Fiscal Year Ended September 28, 2008:				
Reserves deducted from assets to which they apply -				
Allowance For Doubtful Accounts....	$3,962	$ 32	$1,175*	$ 2,819
Fiscal Year Ended September 27, 2009:				
Reserves deducted from assets to which they apply -				
Allowance For Doubtful Accounts....	$2,819	$1,360	$ 489*	$ 3,690

* Represents accounts receivable balances written off as uncollectible, less recoveries.


RUDDICK
Corporation

RUDDICK CORPORATION

301 S. Tryon Street, Suite 1800
Charlotte, North Carolina 28202

December 28, 2009

TO THE SHAREHOLDERS OF
RUDDICK CORPORATION

The Annual Meeting of the Shareholders of your Company will be held in the Auditorium, 12th Floor, Two Wachovia Center, 301 S. Tryon Street, Charlotte, North Carolina, on Thursday, February 18, 2010 at 10:00 A.M., local time.

Pursuant to rules promulgated by the Securities and Exchange Commission, we are providing access to our proxy materials over the Internet. On or about December 28, 2009, we will mail a Notice of Internet Availability of Proxy Materials (the "Notice") to our shareholders of record and beneficial owners at the close of business on December 11, 2009. On the date of mailing of the Notice, all shareholders and beneficial owners will have the ability to access all of the proxy materials on a website referred to in the Notice. These proxy materials will be available free of charge.

You are cordially invited to attend the Annual Meeting of Shareholders in person. Even if you choose to attend in person, you are encouraged to review the proxy materials and vote your shares in advance of the meeting by Internet. The Notice will contain instructions to allow you to request copies of the proxy materials to be sent to you by mail. Any proxy materials sent to you will include a proxy card that will provide you with a telephone number you may call to cast your vote, or you may complete, sign and return the proxy card by mail. Your vote is extremely important, and we appreciate you taking the time to vote promptly.

Sincerely,

Thomas W. Dickson
Chairman of the Board of Directors,
President and Chief Executive Officer

RUDDICK CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON
FEBRUARY 18, 2010

To our Shareholders:

The Annual Meeting of the Shareholders of Ruddick Corporation will be held in the Auditorium, 12th Floor, Two Wachovia Center, 301 S. Tryon Street, Charlotte, North Carolina, on Thursday, February 18, 2010, at 10:00 A.M., local time, for the following purposes:

1. To elect ten (10) directors to serve until the next Annual Meeting of Shareholders or until their respective successors are duly elected and qualified;
2. To ratify the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the fiscal year ending October 3, 2010;
3. To transact such other business as may properly come before the Annual Meeting or any adjournment or adjournments thereof.

Pursuant to the provisions of the North Carolina Business Corporation Act, December 11, 2009, has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting, and accordingly, only holders of the Company's Common Stock of record at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting and any adjournments thereof.

Your vote is extremely important. We appreciate you taking the time to vote promptly. After reading the Proxy Statement, please vote, at your earliest convenience by Internet, or request that proxy materials be sent to you by mail. If you request the proxy materials by mail, included therewith will be a proxy card with a telephone number you may call to cast your vote, or you may complete, sign and return the proxy card by mail.

YOUR SHARES CANNOT BE VOTED UNLESS YOU VOTE (I) BY INTERNET, (II) REQUEST PROXY MATERIALS BE SENT TO YOU THAT WILL INCLUDE A PROXY CARD WITH A TELEPHONE NUMBER YOU MAY CALL TO CAST YOUR VOTE, OR YOU MAY COMPLETE, SIGN AND RETURN THE PROXY CARD BY MAIL, OR (III) ATTEND THE ANNUAL MEETING AND VOTE IN PERSON.

By order of the Board of Directors.

Douglas J. Yacenda
Secretary

December 28, 2009

(This page intentionally left blank.)

RUDDICK CORPORATION

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
to be held on
February 18, 2010

This statement, first mailed or made available to shareholders on or about December 28, 2009, is furnished in connection with the solicitation by the Board of Directors of Ruddick Corporation (herein called the "Company") of proxies to be used at the Annual Meeting of Shareholders of the Company (the "Annual Meeting") to be held on Thursday, February 18, 2010, at 10:00 A.M., local time, in the Auditorium, 12th Floor, Two Wachovia Center, 301 S. Tryon Street, Charlotte, North Carolina, and at any adjournment or adjournments thereof. The principal executive offices of the Company are located at 301 S. Tryon Street, Suite 1800, Charlotte, North Carolina 28202.

In accordance with rules and regulations adopted by the Securities and Exchange Commission, instead of mailing a printed copy of our proxy materials to each shareholder of record, the Company is now furnishing proxy materials on the Internet. If you received a Notice of Internet Availability of Proxy Materials (the "Notice") by mail, you will not receive a printed copy of the proxy materials other than as described herein. Instead, the Notice will instruct you as to how you may access and review all of the important information contained in the proxy materials. The Notice also instructs you as to how you may submit your proxy over the Internet. If you received a Notice by mail and would like to receive a printed copy of our proxy materials or vote by telephone, you should follow the instructions for requesting proxy materials included in the Notice.

It is anticipated that the Notice will be sent to shareholders on or about December 28, 2009. This Proxy Statement and the form of proxy relating to the Annual Meeting will be made available via the Internet to shareholders on the date that the Notice is first sent.

The proxy may be revoked in writing by the person giving it at any time before it is exercised either by notice to the Secretary or by submitting a proxy having a later date, or it may be revoked by such person by appearing at the Annual Meeting and electing to vote in person. All shares represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. Where specifications are not made, proxies will be voted (i) in favor of electing as directors of the Company the ten persons named in this Proxy Statement as nominees, each to serve until the next Annual Meeting of Shareholders or until their respective successors are duly elected and qualified, (ii) in favor of ratification of the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the fiscal year ending October 3, 2010 and (iii) in the discretion of the proxy holders on any other matters presented at the Annual Meeting.

The entire cost of soliciting these proxies will be borne by the Company. In addition to the delivery of the Notice by mail, the Company may request banks, brokers and other record holders, or a proxy solicitor acting on its behalf, to send proxies and proxy materials to the beneficial owners of the Company's Common Stock (the "Common Stock") and secure their voting instructions and will reimburse them for their reasonable expenses in so doing. The Company has not engaged a proxy solicitor to solicit proxies from shareholders; however, the Company retains the right to do so if it deems such solicitation necessary. Furthermore, the Company may also use one or more of its regular employees, who will not be specially compensated, to solicit proxies from the shareholders, either in person, by telephone or by special letter.

VOTING SECURITIES

Pursuant to the provisions of the North Carolina Business Corporation Act, December 11, 2009, has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting. Accordingly, only holders of the Common Stock of record at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting. On the record date, there were 48,750,158 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. Each share is entitled to one vote on each matter expected to be presented at the Annual Meeting, including the election of directors.

The presence of the holders of a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting, present in person or represented by proxy, is necessary to constitute a quorum. Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining a quorum.

If your shares are held in "street name" and you do not give instructions as to how you want your shares voted, the bank, broker or other nominee who holds the Company's shares on your behalf may, in certain circumstances, vote the shares at its discretion. However, such bank, broker or other nominee is not required to vote the shares of Common Stock and in some instances is prohibited from doing so. A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

With respect to "routine" matters, such as the ratification of the appointment of KPMG LLP as the independent registered public accounting firm, a bank, broker or other nominee has authority (but is not required) under the rules of the New York Stock Exchange, to vote a client's shares if a client does not provide instructions. When a bank, broker or other nominee votes its clients' shares on routine matters without receiving voting instructions, these shares are counted both for establishing a quorum to conduct business at the meeting and in determining the number of shares voted "for", or "against" such routine matters.

With respect to "non-routine" matters, such as the election of directors, a bank, broker or other nominee is not permitted under the New York Stock Exchange rules to vote its clients' shares if the clients do not provide instructions. The bank, broker or other nominee will so note on the vote card, and this constitutes a "broker non-vote." "Broker non-votes" will be counted for purposes of establishing a quorum to conduct business at the meeting but will not be counted for determining the number of shares voted "for", "against" or "abstaining" from such non-routine matters.

Accordingly, if you do not vote your proxy, your brokerage firm, bank or other nominee may either: (i) vote your shares on routine matters and cast a "broker non-vote" on non-routine matters, or (ii) leave your shares unvoted altogether.

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the "beneficial ownership" of our common stock by those persons known to the Company to be the beneficial owners of more than five percent of the Common Stock. The information provided for Neuberger Berman Group LLC, Southeastern Asset Management, Inc. and Barclays Global Investors, NA is based solely on the latest Schedule 13G reports each entity had filed with the Securities and Exchange Commission (the "SEC") as of October 31, 2009. For all other persons the information is provided as of October 31, 2009. The nature of beneficial ownership of the shares included is presented in the notes following the table.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percent of Class
T. Rowe Price Trust Company (2) Trustee of the Ruddick Retirement and Savings Plan Post Office Box 89000 Baltimore, Maryland 21289	4,944,521	10.2%
Neuberger Berman Group LLC (3) 605 Third Avenue New York, NY 10158	4,763,681	9.8%
Southeastern Asset Management, Inc. (4) Longleaf Partners Small-Cap Fund 6410 Poplar Avenue, Suite 900 Memphis, Tennessee 38119	3,156,538	6.5%
Barclays Global Investors, NA (5) 400 Howard Street San Francisco, CA 94105	2,480,947	5.1%

(1) "Beneficial Ownership" for purposes of the table, is determined according to the meaning of applicable securities regulations and based on a review of reports filed with the SEC pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(2) T. Rowe Price Trust Company, in its capacity as directed trustee, votes shares held by the Ruddick Retirement and Savings Plan (the "RRSP") that have been allocated to individual accounts in accordance with the participants' instructions and does not vote allocated shares as to which no instructions are received.

(3) Neuberger Berman Group LLC ("NBG") reported in its Schedule 13G/A filed with the SEC on June 11, 2009 that it had beneficial ownership of 4,763,681 shares, together with its affiliates Neuberger Berman LLC, Neuberger Berman Group LLC. Neuberger Berman Group LLC had sole power to vote over 30,387 shares, shared power to vote over 3,970,202 shares and shared power to dispose over 4,763,681 shares. Neuberger Berman LLC, a subsidiary of NBG, had sole power to vote over 30,387 shares, shared power to vote over 3,970,202 shares and shared power to dispose over 4,763,681 shares. Neuberger Berman Management LLC, a subsidiary of NBG, had shared power to vote and shared power to dispose over 3,970,202 shares. Neuberger Berman Equity Funds, had shared power to vote and shared power to dispose over 3,956,002 shares.

(4) Southeastern Asset Management, Inc. ("Southeastern"), an investment advisor registered under the Investment Advisors Act of 1940, stated in its Schedule 13G/A filed with the SEC on February 6, 2009 that it had shared power to vote and shared power to dispose over 3,107,459 shares with its client, Longleaf Partners Small-Cap Fund, an investment company registered under the Investment Company Act of 1940. Southeastern had sole power to dispose over 49,079 shares.

(5) Barclays Global Investors, NA ("Barclays Investors") reported in its Schedule 13G/A filed with the SEC on February 5, 2009, that it had beneficial ownership of 2,480,947 shares, collectively with its affiliates, Barclays Global Fund Advisors ("Barclays Advisors"), Barclays Global Investors, LTD ("Barclays LTD"), Barclays Global Investors Japan Limited ("Barclays Japan Limited"), Barclays Global Investors Canada Limited ("Barclays Canada"), Barclays Global Investors Australia Limited ("Barclays Australia") and Barclays Global Investors (Deutschland) AG ("Barclays AG"). Barclays Investors had sole power to vote over 865,160 shares and sole power to dispose over 1,012,111 shares. Barclays Advisors had sole power to vote over 1,221,135 shares and sole power to dispose over to 1,442,147 shares. Barclays LTD had sole power to dispose over 26,688 shares. Barclays Japan had sole power to vote and dispose over 1 share.

PROPOSAL 1

ELECTION OF DIRECTORS

Under the Company's Bylaws, the Board of Directors of the Company shall consist of not less than nine nor more than thirteen members, which number shall be fixed and determined from time to time by resolution of the Board of Directors. The number of directors currently is fixed at eleven, however, by resolution of the Board of Directors, upon the retirement of Mr. Alan T. Dickson as of the opening of the Annual Meeting, the number of directors will be reduced to ten. All of the members of Board of Directors will be elected annually to serve one year terms. At the Annual Meeting the shareholders will elect all ten members of the Board of Directors.

The Board of Directors has nominated the ten persons listed herein to be elected as directors at the Annual Meeting, each for a term of one year. All of the nominees are currently members of the Board of Directors. Mr. Alan T. Dickson is retiring from the Board of Directors effective as of the opening of the Annual Meeting.

It is intended that the persons named as proxies in the accompanying form of proxy will vote to elect as a director each of the ten nominees listed herein, each to serve until the 2011 Annual Meeting of Shareholders or until such nominee's successor shall be elected and qualified to serve, in each case unless authority to so vote is withheld. Although the Board of Directors expects that each of the nominees will be available for election, in the event a vacancy in the slate of nominees is occasioned by death or other unexpected occurrence, it is intended that shares represented by proxies in the accompanying form will be voted for the election of a substitute nominee selected by the persons named in the proxy.

Once a quorum is present at the Annual Meeting, director nominees will be elected by a plurality of the votes cast. This means that the director nominee with the most votes for a particular seat on the Board of Directors is elected for that seat. You may vote "for" or "withheld" with respect to the election of directors. Only votes "for" or "withheld" are counted in determining whether a plurality has been cast in favor of a director. Abstentions are not counted for purposes of the election of directors.

Votes withheld from director nominees do not technically have the effect of an "against" vote with respect to the election of directors. However, in accordance with the Company's Corporate Governance Guidelines, each nominee for election to the Board of Directors has agreed in writing that if he or she receives a greater number of votes "withheld" from his or her election than votes "for" such election (a "Majority Withheld Vote"), that he or she will, with no further action, immediately resign from the Board of Directors, effective upon acceptance of the resignation by the Board of Directors after its receipt of the recommendation of the Corporate Governance & Nominating Committee. Abstentions and broker non-votes are not considered "withheld" votes.

If a nominee is the subject of a Majority Withheld Vote, the Corporate Governance & Nominating Committee will promptly consider the resignation, and consider a range of possible responses based on the circumstances that led to the Majority Withheld Vote, if known, and make a recommendation to the Board of Directors. The Board of Directors then will decide whether or not to accept the resignation at its next regularly scheduled Board of Directors meeting, or, if a regularly scheduled meeting will not occur within 100 days of the date the election is certified by the inspector of elections, the Board of Directors will hold a special meeting to consider the matter.

Thereafter, the Board of Directors will promptly disclose the explanation of its decision in a Current Report on Form 8-K filed with the Securities and Exchange Commission.

A director who is the subject of a Majority Withheld Vote will not participate in the Corporate Governance & Nominating Committee's recommendation or the Board of Directors action regarding whether to accept (i) such director's resignation or (ii) the resignation of any other director who is then also the subject of a Majority Withheld Vote.

The Board of Directors recommends that the shareholders vote to elect all of the nominees as directors.

Set forth herein is the name of each nominee for election to the Board of Directors, as well as each such person's age, his or her current principal occupation (which has continued for at least the past five years unless otherwise indicated) together with the name and principal business of the company by which such person is employed, if any, the period during which such person has served as a director of the Company, all positions and offices that such person holds with the Company and such person's directorships in other companies with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or companies registered as an investment company under the Investment Company Act of 1940.

Nominees for Election as Directors

JOHN R. BELK, age 50, has been President and Chief Operating Officer of Belk, Inc., retail merchants, since May 2004. Prior to that time, he served as President - Finance, Systems and Operations of Belk, Inc. from May 1998 to May 2004. Mr. Belk is also the Chairman of the Board of Trustees of Novant Health, Inc. He has been a director of the Company since 1997 and also serves as a director of Belk, Inc.

JOHN P. DERHAM CATO, age 59, has been the Chairman, President and Chief Executive Officer of The Cato Corporation, a specialty apparel retailer, since January 2004. Prior to that time, Mr. Cato was the President, Vice Chairman of the Board and Chief Executive Officer of The Cato Corporation from May 1999 to January 2004. Mr. Cato has been a director of the Company since November 2002 and also serves as a director of The Cato Corporation.

THOMAS W. DICKSON, age 54, is the Chairman of the Board of Directors, President and Chief Executive Officer of the Company and has been Chairman of the Board of Directors since March 2006 and President and principal executive officer since February 1997. Before his election as President, he served as Executive Vice President of the Company from February 1996 to February 1997. Prior to that time, from February 1994 to February 1996 he served as President of, and from February 1991 to February 1994 he served as Executive Vice President of, American & Efird, Inc., a wholly owned subsidiary of the Company and one of the world's largest global manufacturers and distributors of industrial sewing thread, embroidery thread and technical textiles. He has been a director of the Company since 1997.

JAMES E. S. HYNES, age 69, was the Chairman of the Board of Hynes Inc., a manufacturer's representative, from September 1986 until October 2000. He has been a director of the Company since 1983.

ANNA SPANGLER NELSON, age 47, has been Chairman and Executive Vice President of C.D. Spangler Construction Co., a company involved in real estate and investment activities, since January 2005, and prior to that time, she was President of C.D. Spangler Construction Co. from August 1997 to December 2004. Ms. Nelson has also been a general partner of the Wakefield Group, a venture capital company, since September 1988 and has served as Chairman and Executive Vice President of Golden Eagle Industries, Inc., a private investment company, since January 2005. Ms. Nelson has been a director of the Company since 1998.

BAILEY W. PATRICK, age 48, has been the President of Bissell Patrick LLC, a company involved in commercial real estate, brokerage and development, since September 1998. Mr. Patrick has been a director of the Company since August 2003 and serves as a director of The Cato Corporation.

ROBERT H. SPILMAN, JR., age 53, has been the President and Chief Executive Officer of Bassett Furniture Industries, Incorporated, a furniture manufacturer and distributor, since March 2000. Mr. Spilman has been a director of the Company since August 2002 and also serves as a director of Bassett Furniture Industries, Incorporated.

HAROLD C. STOWE, age 63, has been the managing member of Stowe-Monier Management, LLC, a venture capital management company since August 2008. Prior to that time, he served as the Interim Dean of Development at the Wall College of Business Administration of Coastal Carolina University from June 2007 to

August 2008. Prior to that time, Mr. Stowe was the President and Chief Executive Officer of Canal Holdings, LLC, a real estate and asset management company, from October 2001 to March 2006. Prior to that time, he was the President and Chief Executive Officer of Canal Industries, Inc., a forest products company, from March 1997 until October 2001. Mr. Stowe is also the Chairman of the Board of the Waccamaw Community Foundation and the South Carolina Education Oversight Committee. Mr. Stowe has been a director of the Company since 1998 and also serves as a director of SCANA Corporation.

ISAIAH TIDWELL, age 64, was the Georgia Wealth Management Director and Executive Vice President of Wachovia Bank, N.A. from September 2001 to February 2005. Prior to that time, he served as the President, Georgia Banking, of Wachovia Bank from July 1999 to September 2001. Mr. Tidwell has been a director of the Company since 1999 and also serves as a director of Lance, Inc. and Lincoln National Corporation.

WILLIAM C. WARDEN, JR., age 57, was the Executive Vice President, Administration, of Lowes Companies, Inc. from February 1996 to February 2003. Mr. Warden has been a director of the Company since February 2008 and also serves as a director of Bassett Furniture Industries, Incorporated.

Thomas W. Dickson is the nephew of Alan T. Dickson. No other director has a family relationship as close as first cousin with any other executive officer, director or nominee for director of the Company.

Directors' Fees and Attendance

Effective September 29, 2008, the Company compensated each director who was not an employee of the Company or its subsidiaries via an annual fee in the amount of $34,000 for services as a director, plus a meeting fee for each Board of Directors or committee meeting attended. The meeting fee was $2,000 per meeting in the fiscal year ended September 27, 2009. The Chairman of the Audit Committee was paid an annual fee of $6,000 in addition to the fees described herein.

Pursuant to the Ruddick Corporation Director Deferral Plan (the "Deferral Plan"), non-employee directors of the Company may generally defer the payment of the annual fee and/or board meeting fees. The fees deferred by a director are converted into stock units and credited to the director's account as of the date such fees would have otherwise been paid to the director (the "Valuation Date"). The account of a director is credited with a number of stock units equal to the number of whole and fractional shares of Common Stock which the director would have received with respect to such fees if the fees had been paid in Common Stock, determined by dividing such fees by the average of the high and low sale price ("Average Price") of a share of Common Stock on the Valuation Date. Director's accounts are equitably adjusted for the amount of any dividends, stock splits or applicable changes in the capitalization of the Company. The Company uses a non-qualified trust to purchase and hold the Common Stock to satisfy the Company's obligation under the Deferral Plan, and the directors are general creditors of the Company in the event the Company becomes insolvent. Upon termination of service as a director or in the event of death, the number of stock units in the director's account are delivered and paid in the form of whole shares of Common Stock to the director or a designated beneficiary, plus the cash equivalent for any fractional shares.

Pursuant to the provisions of the Company's equity incentive plans, the Company has automatically granted to each new non-employee director upon his or her initial election as director a ten-year option to purchase 10,000 shares of Common Stock at an exercise price per share equal to the Average Price of the Common Stock on the date of grant of the option. These options are immediately vested on the date of the director's election.

In addition to the compensation discussed herein, the Company grants other incentive awards to its non-employee directors from time to time. At the meeting of the Board of Directors held on November 20, 2008 each of John R. Belk, John P. Derham Cato, Alan T. Dickson, James E. S. Hynes, Anna Spangler Nelson, Bailey W. Patrick, Robert H. Spilman, Jr., Harold C. Stowe, Isaiah Tidwell and William C. Warden, Jr., constituting all of the non-employee directors of the Company at the time of the meeting, were credited with a discretionary

Company contribution of $14,000 which was paid into the Director Deferral Plan and converted into stock units, as described herein. The Company also provides $100,000 of term life insurance coverage for each non-employee director and certain perquisites as disclosed in the footnotes to the following table.

Director Compensation for 2009(1)

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)(3)	Total ($)
John R. Belk	58,000	—	—	—	—	118	58,118
John P. Derham Cato	72,000	—	—	—	—	118	72,118
Alan T. Dickson	58,000	—	—	—	—	47,842	105,842
James E. S. Hynes	58,000	—	—	—	—	118	58,118
Anna Spangler Nelson	72,000	—	—	—	—	118	72,118
Bailey W. Patrick	60,000	—	—	—	—	118	60,118
Robert H. Spilman, Jr.	58,000	—	—	—	—	118	58,118
Harold C. Stowe	76,000	—	—	—	—	118	76,118
Isaiah Tidwell	58,000	—	—	—	—	118	58,118
William C. Warden, Jr.	72,000	—	—	—	—	118	72,118

(1) Thomas W. Dickson, the Company's Chairman, President and Chief Executive Officer, is not included in this table because he is an employee of the Company and thus receives no compensation for his service as a director. The compensation received by Mr. Dickson as an employee of the Company is shown in the Summary Compensation Table for 2009 provided herein.

(2) The FAS 123(R) expense is recognized in the year of grant due to the options being 100% vested upon grant. Options are currently granted only upon initial election or appointment as director. The outstanding stock options for each director as of September 27, 2009 were as follows:

Outstanding Stock Option Awards at Fiscal Year-End for 2009

Name	Number
John R. Belk	7,000
John P. Derham Cato	12,000
Alan T. Dickson	4,000
James E. S. Hynes	8,000
Anna Spangler Nelson	8,000
Bailey W. Patrick	12,000
Robert H. Spilman, Jr.	14,000
Harold C. Stowe	8,000
Isaiah Tidwell	7,000
William C. Warden, Jr.	10,000

(3) Perquisites and personal benefits were less than $10,000 in aggregate for each director who served during the fiscal year ended September 27, 2009, other than Alan T. Dickson. The Company paid premiums of $118 for term life insurance for each of the directors. In addition, the perquisites and personal benefits received by Alan T. Dickson included $47,418, related to personal use of the Company's aircraft, and benefits of $306, related to International SOS travel services.

The Board of Directors held four (4) meetings during the Company's fiscal year ending September 27, 2009 ("Fiscal 2009"). Each director attended at least 75% of the aggregate number of meetings of the Board of Directors and all committees of the Board of Directors on which they served during Fiscal 2009.

Committees of the Board

As of September 27, 2009, the Company's Board of Directors had the following standing committees: (i) the Audit Committee, whose current members are Harold C. Stowe (Chair), John P. Derham Cato, Anna Spangler Nelson and William C. Warden, Jr.; (ii) the Compensation Committee, whose current members are James E. S. Hynes (Chair), John R. Belk, John P. Derham Cato and Bailey W. Patrick; (iii) the Corporate Governance & Nominating Committee, whose current members are Robert H. Spilman, Jr. (Chair), Anna Spangler Nelson, Bailey W. Patrick and William C. Warden, Jr.; and (iv) the Retirement Benefits Committee, whose current members are John R. Belk (Chair), Alan T. Dickson and Isaiah Tidwell. Included is a description of each committee of the Board of Directors.

Audit Committee: The Audit Committee discharges the Board of Director's responsibility relating to the oversight of (i) the integrity of the financial statements and internal controls of the Company, (ii) the compliance by the Company with legal and regulatory requirements, (iii) the outside auditor's independence and qualifications, and (iv) the performance of the Company's internal audit function and outside auditors. The Audit Committee, among other things, is responsible for the appointment, compensation and oversight of the independent auditors and reviews the financial statements, audit reports, internal controls and internal audit procedures. Each member of the Audit Committee has been determined to be an independent director, in accordance with the independence requirements of the Securities and Exchange Commission and the New York Stock Exchange. The Audit Committee was established in accordance with Section 3(a)(58)A of the Exchange Act. The Audit Committee met seven (7) times during Fiscal 2009.

Compensation Committee: The Compensation Committee assesses the Company's overall compensation programs and philosophies. Among other things, it and the Chairman of the Corporate Governance & Nominating Committee approve the goals and objectives relevant to the Chief Executive Officer's compensation and recommend to the independent members of the Board of Directors for their approval, the salary, incentive compensation and equity compensation of the Chairman of the Board of Directors, President and Chief Executive Officer. In addition, the Compensation Committee recommends to the Board of Directors for its approval, the salaries, incentive compensation and equity compensation for other executive officers. The Compensation Committee also reviews the salaries and incentive compensation for other holding company officers and key employees of the Company's subsidiaries other than the executive officers of the Company. In addition, the Compensation Committee approves the annual bonus criteria under the Ruddick Corporation Cash Incentive Plan and the Addendum to the Ruddick Corporation 2002 Comprehensive Stock Option and Award Plan (the "Addendum"). The Compensation Committee grants restricted stock to the employees of the Company and its subsidiaries, other than the executive officers of the Company, pursuant to the Company's equity incentive plans and reports such actions to the Board of Directors. The Compensation Committee may delegate any of its powers or duties to the chairperson of the Compensation Committee or any subcommittee, other than as prohibited by law. Each member of the Compensation Committee has been determined to be an independent director, in accordance with the independence requirements of the New York Stock Exchange. The Compensation Committee met one (1) time during Fiscal 2009, for more information see the "Report of the Compensation Committee" appearing elsewhere in this Proxy Statement.

Corporate Governance & Nominating Committee: The Corporate Governance & Nominating Committee identifies, reviews, evaluates and recommends nominees for the Board of Directors. In addition, the Corporate Governance & Nominating Committee monitors and evaluates the performance of the directors, individually and collectively. The Corporate Governance & Nominating Committee also reviews and makes recommendations to the full Board of Directors regarding changes in the number, chairperson, composition or responsibilities of each of the committees of the Board of Directors and also reviews the committee charters. The Corporate Governance & Nominating Committee periodically reviews the Company's Corporate Governance Guidelines and recommends changes to the Board of Directors. Each member of the Corporate Governance & Nominating Committee has been determined to be an independent director, in accordance with the independence requirements of the New York Stock Exchange. The Corporate Governance & Nominating Committee met one (1) time during Fiscal 2009. The Corporate Governance & Nominating Committee will consider nominations for directors from shareholders. A more detailed discussion regarding the process for nominating potential director candidates is included elsewhere in this Proxy Statement under the heading "Corporate Governance Matters - Process for Nominating Potential Director Candidates".

Retirement Benefits Committee: The Retirement Benefits Committee has the overall responsibility and authority for Company retirement plans. The Retirement Benefits Committee met one (1) time during Fiscal 2009.

Beneficial Ownership of Company Stock

The following table presents information regarding the beneficial ownership of the Common Stock, within the meaning of applicable securities regulations, of all current directors and all nominees for director of the Company and the executive officers named in the Summary Compensation Table for 2009 included herein, and of such directors and executive officers of the Company as a group, all as of October 31, 2009. Except as otherwise indicated, the persons named in the table have sole voting and investment power over the shares included in the table.

Name	Shares of Common Stock Beneficially Owned (1)(2)	Percent of Class
John R. Belk	12,529 (3)	*
John P. Derham Cato	12,000 (4)	*
Alan T. Dickson	1,804,612 (5)	3.7%
Thomas W. Dickson	370,545 (6)	*
James E. S. Hynes	14,780 (7)	*
Fred A. Jackson	121,309 (8)	*
Frederick J. Morganthall, II	42,370 (9)	*
Anna Spangler Nelson	31,000 (10)	*
Bailey W. Patrick	12,000 (4)	*
Robert H. Spilman, Jr.	14,040 (11)	*
Harold C. Stowe	8,000 (7)	*
Isaiah Tidwell	7,000 (3)	*
William C. Warden, Jr.	10,000 (12)	*
John B. Woodlief	100,461 (13)	*
All directors and executive officers as a group (14 persons)	2,560,646 (14)	5.2%

* Less than 1%

(1) The table includes shares allocated under the RRSP to individual accounts of those named persons and group members who participate in the plan, the voting of which is directed by such named persons or group members, as appropriate.

(2) In accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the table does not include shares of Common Stock that are deliverable in connection with the Deferral Plan. Pursuant to the Deferral Plan, distributions under the Deferral Plan are paid in the form of Common Stock ninety days following the date of termination of service as a director. As of October 31, 2009, the Company was authorized to deliver up to 500,000 shares of Common Stock pursuant to the Deferral Plan

and has delivered 18,278 shares to the participating non-employee directors who have left the Board of Directors. Additionally there were 107,366 stock units reserved under the Deferral Plan for delivery to the current participating non-employee directors. A more detailed discussion regarding the Deferral Plan is included elsewhere in this Proxy Statement under the heading "Election of Directors – Directors' Fees and Attendance". The number of stock units that have been credited to each of the participating non-employee directors as of October 31, 2009 is set forth herein:

Name	Stock Units Credited Under Deferral Plan
John R. Belk	16,211
John P. Derham Cato	12,703
Alan T. Dickson	2,160
James E. S. Hynes	6,342
Anna Spangler Nelson	19,127
Bailey W. Patrick	10,292
Robert H. Spilman, Jr.	9,245
Harold C. Stowe	16,435
Isaiah Tidwell	13,121
William C. Warden, Jr.	1,730
Total	107,366

(3) Includes 7,000 shares that may be acquired upon the exercise of stock options that are currently exercisable, as to which such director would have sole voting and investment power upon acquisition.

(4) Represents 12,000 shares that may be acquired upon the exercise of stock options that are currently exercisable, as to which such director would have sole voting and investment power upon acquisition.

(5) Includes 710,002 shares of Common Stock owned of record and beneficially by Alan T. Dickson as to which he has sole voting and investment power; 4,000 shares of Common Stock that may be acquired upon the exercise of stock options that are currently exercisable as to which he would have sole voting and investment power on acquisition; and 1,090,610 shares of Common Stock owned of record and beneficially by The Dickson Foundation, Inc., a charitable foundation, as to which he shares voting and investment power.

(6) Includes 231,728 shares owned of record and beneficially by Thomas W. Dickson, as to which he has sole voting and investment power; 10,854 shares allocated to his RRSP account, as to which he has sole voting power, but no investment power except to the extent diversification of such shares is permitted by the plan; 10,676 shares held as custodian for his minor children, as to which he has sole voting and investment power; 57,126 shares of restricted stock, as to which he has sole voting power, but no investment power; 11,250 performance shares that will be settled via restricted stock within sixty days of October 31, 2009, upon the issuance of which he will have sole voting, but no investment power; and 48,911 shares that may be acquired by him upon the exercise of stock options that are currently exercisable or become exercisable within sixty days of October 31, 2009, as to which he would have sole voting and investment power upon acquisition.

(7) Includes 8,000 shares that may be acquired upon the exercise of stock options that are currently exercisable, as to which such director would have sole voting and investment power upon acquisition.

(8) Includes 50,957 shares owned of record and beneficially by Mr. Jackson, as to which he has sole voting and investment power and all of which are pledged by Mr. Jackson as security; 20,992 shares allocated to his RRSP account, as to which he has sole voting power, but no investment power except to the extent diversification of such shares is permitted by the plan; 12,600 shares of restricted stock, as to which he

has sole voting power, but no investment power; and 36,760 shares that may be acquired by him upon the exercise of stock options that are currently exercisable or become exercisable within sixty days of October 31, 2009, as to which he would have sole voting and investment power upon acquisition.

(9) Includes 2,233 shares owned of record and beneficially by Mr. Morganthall, as to which he has sole voting and investment power; 30,887 shares of restricted stock, as to which he has sole voting power, but no investment power; 6,250 performance shares that will be settled via restricted stock within sixty days of October 31, 2009, upon the issuance of which he will have sole voting, but no investment power; and 3,000 shares that may be acquired by him upon the exercise of stock options that are currently exercisable or become exercisable within sixty days of October 31, 2009, as to which he would have sole voting and investment power upon acquisition.

(10) Includes 12,000 shares owned of record and beneficially by Ms. Nelson as to which she has sole voting and investment power; 7,000 shares that may be acquired upon the exercise of stock options that are currently exercisable, as to which she would have sole voting and investment power upon acquisition; and 12,000 shares owned by a corporation with respect to which she has shared voting and investment power and is deemed the beneficial owner.

(11) Includes 14,000 shares that may be acquired upon the exercise of stock options that are currently exercisable, as to which Mr. Spilman would have sole voting and investment power upon acquisition.

(12) Represents 10,000 shares that may be acquired upon the exercise of stock options that are currently exercisable, as to which such director would have sole voting and investment power upon acquisition.

(13) Includes 9,415 shares owned of record and beneficially by Mr. Woodlief, as to which he has sole voting and investment power; 54,356 shares that may be acquired by Mr. Woodlief upon the exercise of stock options that are currently exercisable or become exercisable within sixty days of October 31, 2009, as to which he would have sole voting and investment power upon acquisition; and 1,799 shares allocated to his RRSP account, as to which he has sole voting power, but not investment power except to the extent diversification of such shares is permitted by the plan; 29,226 shares of restricted stock, as to which he has sole voting power, but no investment power; and 5,625 performance shares that will be settled via restricted stock within sixty days of October 31, 2009, upon the issuance of which he will have sole voting, but no investment power.

(14) Includes (i) 1,039,360 shares owned of record and beneficially as to which such persons have sole voting and investment power; (ii) 232,027 shares that may be acquired by such persons upon the exercise of stock options that are currently exercisable or become exercisable within sixty days of October 31, 2009, as to which such persons would have sole voting and investment power upon acquisition; (iii) 1,102,610 shares as to which they have shared voting and investment power; (iv) 129,879 shares of restricted stock, as to which such persons have sole voting power, but no investment power; (v) 23,125 performance shares that will be settled via restricted stock within sixty days of October 31, 2009, upon the issuance of which such persons will have sole voting, but no investment power; and (vi) 33,645 shares allocated to their RRSP account, as to which they have sole voting power, but no investment power except to the extent diversification of such shares is permitted by the plan.

CORPORATE GOVERNANCE MATTERS

Corporate Governance Guidelines and Committee Charters

In furtherance of its longstanding goal of providing effective governance of the Company's business and affairs for the benefit of shareholders, the Board of Directors of the Company has approved Corporate Governance Guidelines. The Corporate Governance Guidelines contain general principles regarding the functions of the Company's Board of Directors. The Corporate Governance Guidelines are available on the Company's website at *www.ruddickcorp.com* and print copies are available to any shareholder that requests a copy. In addition, committee charters for the Company's Audit Committee, Compensation Committee and Corporate Governance & Nominating Committee are also included on the Company's website and print copies are available to any shareholder that requests a copy.

Director Independence

For a director to be considered independent under the listing standards of the New York Stock Exchange, the Board of Directors must affirmatively determine that the director has no direct or indirect "material relationship" with the Company, other than as a director. In accordance with the New York Stock Exchange listing standards, the Board of Directors has adopted categorical standards to assist it in making independence determinations. The categorical standards set forth below and available on the Company's website at *www.ruddickcorp.com,* specify certain relationships that may exist between the Company and a director, each of which is deemed not to be a "material relationship" and therefore will not, alone, prevent a director from being considered "independent".

- **Prior Employment.** The director was an employee of the Company or one of its operating subsidiaries, or his or her immediate family member was an executive officer of the Company, and over five years have passed since such employment ended.
- **Prior Relationship with the Company's Auditors.** A director or immediate family member was an employee or partner of the Company's independent auditor, and over three years have passed since such employment, partner or auditing relationship ended.
- **Current Employment.** An immediate family member of a director is employed by the Company, one of its operating subsidiaries or another entity in a non-officer position, or by the Company's independent auditor not as a partner and not participating in the firm's audit, assurance or tax compliance practice.
- **Interlocking Directorships.** A director was employed, or his or her immediate family member was employed, as an executive officer of another company, during a time in which any of the Company's executive officers served on that other company's compensation committee, and over three years have passed since such service or employment relationship ended.
- **Business Relationships.** A director was an executive officer or an employee, or his or her immediate family member was an executive officer, of another company that made payments to, or received payments from, the Company or its operating subsidiaries for property or services in an amount which, in each of the preceding three fiscal years, was less than the greater of $1 million, or 2% of such other company's consolidated gross revenues.
- **Charitable Contributions.** A director was an executive officer of a charitable organization that received contributions from the Company or its operating subsidiaries in an amount which, in each of the preceding three fiscal years, was less than the greater of $1 million, or 2% of such charitable organization's consolidated gross revenues.

After considering these categorical standards, the listing standards of the New York Stock Exchange and all other relevant facts and circumstances, including commercial or charitable relationships between the directors and the Company, the Board of Directors has determined that all of its members meet the Company's categorical independence standards, meet the independence requirements of the New York Stock Exchange and are independent except for Alan T. Dickson and Thomas W. Dickson. In connection with its independence evaluation, the Board of Directors considered the transactions involving the Company and Mr. Spilman. Mr. Spilman is the President and Chief Executive Officer of Bassett Furniture Industries, which is a customer of American & Efird, Inc., a subsidiary of the Company. The Board of Directors' categorical standards for determining director independence are also available on the Company's website previously referenced.

Audit Committee Financial Expert

The Board of Directors has determined that at least one member of the Audit Committee, Harold C. Stowe, is an audit committee financial expert. Mr. Stowe is "independent" as that term is defined in the New York Stock Exchange Listed Company Manual.

Executive Sessions of Non-Management Directors

Non-management directors meet without management present at regularly scheduled executive sessions. In addition, to the extent that, from time to time, the group of non-management directors includes directors that are not independent, at least once a year there is a scheduled executive session including only independent directors. The Chairman of the Corporate Governance & Nominating Committee presides over meetings of the non-management or independent directors. Shareholders and other interested parties may communicate directly with any of the directors, including the independent or non-management directors as a group, by following the procedures set forth herein under the caption "Shareholder and Interested Party Communications with Directors."

Code of Ethics and Code of Business Conduct and Ethics

The Company has adopted a written Code of Ethics (the "Code of Ethics") that applies to the Company's Chairman of the Board of Directors, President and Chief Executive Officer, Vice President-Finance and Chief Financial Officer and Vice President and Treasurer. The Company has also adopted a Code of Business Conduct and Ethics (the "Code of Conduct") that applies to all employees, officers and directors of the Company as well as any subsidiary company officers that are executive officers of the Company. Each of the Company's operating subsidiaries maintains a code of ethics tailored to their businesses. The Code of Ethics and Code of Conduct are available on the Company's website previously referenced under the "Corporate Governance" caption, and print copies are available to any shareholder that requests a copy. Any amendments to the Code of Ethics or Code of Conduct, or any waivers of the Code of Ethics or any waiver of the Code of Conduct for directors or executive officers, will be disclosed on the Company's website promptly following the date of such amendment or waiver. Information on the Company's website, however, does not form a part of this Proxy Statement.

Majority Vote Policy for Director Elections

The Company's Corporate Governance Guidelines provide that if a director receives a Majority Withheld Vote, that he or she will, with no further action, immediately resign from the Board of Directors, effective upon acceptance of the resignation by the Board of Directors. Abstentions and broker non-votes are not considered "withheld" votes. Please see the discussion of the Majority Withheld Vote policy contained in Proposal 1.

Shareholder and Interested Party Communications with Directors

Shareholders and other interested parties may communicate directly with the entire Board of Directors, any committee of the Board of Directors, the Chair of any committee, any individual director, the independent or non-management directors, as a group, or any other group of directors by writing to: Ruddick Corporation Board of Directors, c/o Secretary of the Corporation, 301 S. Tryon Street, Suite 1800, Charlotte, North Carolina 28202. Each such communication should specify the applicable addressee(s). The Company's Board of Directors has instructed the Secretary to forward these communications to the addressee, and if no specific addressee is listed, to the Chairman of the Board of Directors.

Attendance at Annual Meeting

The Company believes that the Annual Meeting is an opportunity for shareholders to communicate directly with our directors. Consequently, each director is encouraged to attend the Annual Meeting of Shareholders. Ten of the Company's eleven directors attended the 2009 Annual Meeting of Shareholders.

Process for Nominating Potential Director Candidates

The Corporate Governance & Nominating Committee is responsible for identifying and screening potential director candidates and recommending qualified candidates to the full Board of Directors for nomination. Director nominees are recommended to the Board of Directors annually by the Corporate Governance & Nominating Committee for election by the shareholders. As described in the Company's Corporate Governance Guidelines, which are available at the Company's website previously referenced, nominees for director will be selected on the basis of outstanding achievement in their personal careers, wisdom, integrity, ability to make independent analytical inquiries, understanding of the business environment and willingness to devote adequate time to Board of Directors' duties. The Corporate Governance & Nominating Committee reviews the background and qualifications of each nominee to determine such nominee's experience, competence and character and shall assess such nominee's potential contribution to the Board of Directors, taking into account the then-existing composition of the Board of Directors and such other matters as the Corporate Governance & Nominating Committee deems appropriate. Nominees recommended by shareholders will be analyzed by the Corporate Governance & Nominating Committee in the same manner as nominees that are otherwise considered by the committee. Any recommendation submitted by a shareholder to the Corporate Governance & Nominating Committee must comply in all respects with Article III, Section 12, of the Company's Bylaws, which generally requires that such recommendation be in writing and include the shareholder's name and address; number of shares of each class of capital stock owned by the shareholder; the potential candidate's name, resumé and biographical information; and any material interest, direct or indirect, that the shareholder may have in the election of the potential candidate to the Board of Directors. Article III, Section 12, of the Bylaws also requires that any such shareholder recommendation be received by the Company in accordance with the timeframe described under the caption "Shareholder Proposals". A copy of the Company's Bylaws is available upon request to: Ruddick Corporation, 301 South Tryon Street, Suite 1800, Charlotte, North Carolina 28202, Attention: Secretary of the Corporation.

All nominees for election to the Board of Directors have been recommended by the Corporate Governance & Nominating Committee. All such nominees are current directors standing for re-election.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis that immediately follows this report. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the year ended September 27, 2009.

SUBMITTED BY THE COMPENSATION COMMITTEE

John R. Belk
John P. Derham Cato
James E. S. Hynes
Bailey W. Patrick

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation Philosophy

The primary objective of the Company's executive compensation program is to enhance shareholder value in the Company while attracting, retaining and rewarding highly qualified executives. Accordingly, the Company's executive compensation program encourages management to produce strong financial performance by tying corporate and individual performance to compensation levels. The Company's executive compensation program consists generally of annual base salary, annual cash incentive bonuses, long-term equity incentive compensation, such as stock options, restricted stock and performance share grants, and other benefits.

The Company's practice is to provide incentives through its compensation program that promote both the short-term and long-term financial objectives of the Company and its subsidiaries. Achievement of short-term objectives is rewarded through base salary and annual cash incentive bonuses, while long-term equity incentive awards encourage management to focus on the Company's long-term goals and success. Both annual cash incentive bonuses and a substantial portion of long-term equity incentive compensation are performance-based. These incentives are based on financial objectives of importance to the Company, including operating profit percentage and net operating profit after tax return on invested capital. The Company's compensation practices reflect a pay-for-performance philosophy, whereby a substantial portion of an executive's potential compensation is at risk and tied to performance of the Company and its subsidiaries, as applicable. The percentage of an executive's compensation that is tied to performance increases as the Company's profit performance and rate of return increases.

Compensation Setting Process

The Compensation Committee is responsible for setting total compensation for executives of the Company and for overseeing the Company's various executive compensation plans and the overall management of the compensation program. Periodically, the Compensation Committee obtains independent and impartial advice from external compensation consulting firms and industry surveys and resources in executing its responsibilities. In prior fiscal years the Compensation Committee had engaged Mercer to act as its independent compensation consultant. For Fiscal 2009 the Compensation Committee did not retain the services of a compensation consultant and instead relied on information provided to the Compensation Committee from prior fiscal years by the compensation consultant, along with other market information the Compensation Committee considered relevant.

As a starting point for determining the total annual compensation levels for executives, the Compensation Committee considers various published broad-based third party surveys of the annual compensation of wholesale and retail food companies as well as other retail companies including drug store, convenience, mass merchandising and specialty retail (the "Compensation Surveys"). The companies surveyed generally include (i) companies that operate in the specific industries in which the Company's subsidiaries operate, (ii) regional companies that are comparable in size to the Company and (iii) other companies with which the Company believes it competes for its top executives. For example, one survey covers 194 companies in the retail sector including big box stores, grocery, drug and convenience stores, outlet stores, restaurants, department and specialty stores, while a second survey covers 96 companies in the retail sector, and a third survey covers 35 wholesale and retail food companies. The Compensation Surveys generally provide information on what companies paid their executives in terms of base salary and annual incentives, the target annual compensation the executives could have received upon attainment of certain goals, the value and composition of long term incentives companies granted to executives, and long term incentives and annual incentives as a percentage of base salary. While the Compensation Committee believes the Compensation Surveys are valuable, it does not use the Compensation Surveys as a benchmark to set executive compensation. The Compensation Committee does not believe it is appropriate to tie executive compensation directly to the compensation awarded by other companies or to a particular survey or group of surveys. Instead the Compensation Committee uses the Compensation Surveys as an informational tool to assist the Compensation Committee in the compensation setting process, because the Compensation Surveys provide the Compensation Committee with a general understanding of current compensation practices. More specifically, the Compensation Committee uses the Compensation Surveys as a guideline by which to compare the overall compensation of its own executives to the executives of other companies in similar sectors. The goal of the Compensation Committee is to have the executives receive an overall compensation in line with companies that have achieved performance similar to that of the Company. The Compensation Surveys give the Compensation Committee a better understanding of the market for executive compensation and give a comparison of the compensation granted by the Compensation Committee to what executives at other companies received, and to confirm that the Compensation Committee was achieving its goal of having the Company's executives receive an overall compensation in line with companies that have achieved performance similar to that of the Company.

The Compensation Committee reviews applicable market information and the Compensation Surveys relating to all elements of compensation paid to each of the four named executive officers listed in the Summary Compensation Table for 2009, which we refer to as "NEOs". In its annual review of executive compensation, the Compensation Committee meets with the Company's Chief Executive Officer with regard to the compensation packages of the Company's executive officers other than the Chief Executive Officer. The Chief Executive Officer recommends any compensation adjustments for these officers to the Compensation Committee for its review, with changes in compensation being based upon the Compensation Surveys, the individual's performance, the performance of the Company or its subsidiaries, as applicable, and the individual's level of responsibility. The Compensation Committee accepts, rejects or modifies the Chief Executive Officer's recommendations at its discretion. The Compensation Committee then makes a recommendation to the Board of Directors for its approval. The Compensation Committee, along with the Chairman of the Corporate Governance & Nominating Committee, performs the annual evaluation of the Chief Executive Officer. The compensation for the Chief Executive Officer is approved by the independent directors upon the recommendation of the Compensation Committee.

The Compensation Committee believes that historically the Company's NEOs overall compensation has lagged behind the executives of companies that have achieved performance similar to that of the Company. It is the Compensation Committee's philosophy to generally match NEO compensation to performance relative to other industry participants over the long-term even though there may be disparities from year to year, and the Compensation Committee is committed to achieving overall compensation in line with this philosophy. For Fiscal 2009, using the information provided to the Compensation Committee and other relevant factors such as the Compensation Surveys, the Company's historical compensation practices and an NEO's length of service with the Company, the Compensation Committee determined the appropriate mix of short-term and long-term compensation for the Chief Executive Officer and, based upon recommendations from the Chief Executive Officer concerning individual performance, also determined the appropriate mix of short-term and long-term compensation for each of the other NEOs. The Compensation Committee's goal is to more closely tie the executives' compensation to Company performance and in Fiscal 2009 the NEOs' overall compensation was above the median compensation for NEOs of similar position in the Compensation Surveys. The NEOs base salary was consistent with or below the median of the Compensation Surveys; however, because the Company's performance was above the median, the NEOs incentive compensation increased the NEOs overall compensation above the median.

Elements of Compensation

Annual Cash Compensation. The Company's annual cash compensation for its executives consists of base salary and cash incentive bonuses.

The total annual cash compensation levels of the respective executives reflect the varying duties and responsibilities of each individual executive's position with the Company or a subsidiary, as appropriate, with consideration given to the executive's individual performance and the relative size and complexity of each business unit, as well as the unit's relative contribution to the consolidated financial condition and results of operation of the Company. As a general rule, the total annual cash compensation of executives employed by the Company is somewhat higher than cash compensation for executives of the subsidiary companies, primarily due to the higher level of responsibilities of the holding Company executives for the Company's total performance. Generally, the total annual cash compensation paid to the Company's executives is approximately the median of the range of total annual cash compensation provided by companies listed in the Compensation Surveys for both the Chief Executive Officer and the remaining executive officers.

For Fiscal 2009, base salaries of the NEOs were reviewed and, on average, increases of 2.1% were provided. Base salary increases were based primarily on the Compensation Committee's consideration of relevant market data, which revealed an increase in the median of the Compensation Surveys over the prior year, and each NEO's achievement of personal performance objectives and corporate operating results during Fiscal 2009. The corporate operating results considered were primarily return on invested capital during the fiscal year calculated as net operating profit after tax divided by invested capital at the beginning of the fiscal year ("NOPAT Return") and operating margins at each of the Company's subsidiaries. The personal performance objectives vary for each NEO, but were primarily operational achievements tied to the performance of the operating company by which such NEO was employed (i.e., the Company, Harris Teeter, Inc. ("Harris Teeter"), the Company's supermarket subsidiary, or American & Efird, Inc. ("A&E"), the Company's textile subsidiary). These goals included achievement of financial projections for sales and operating profit, achieving a pre-determined number of new Harris Teeter stores opened, achieving a variety of specific productivity and operational goals at Harris Teeter, entering into certain international joint ventures at A&E to expand its global footprint, accelerating global and product diversification and growth and integration of recent acquisitions and consolidations at A&E. No particular weight is assigned to any particular performance goal, and the personal performance objectives considered by the Compensation Committee may change, depending on the needs of the Company. The Chief Executive Officer meets with the Compensation Committee and presents a set of personal objectives for the Compensation Committee to consider. After discussion, the Compensation Committee approves the personal objectives for the Chief Executive Officer. For all NEOs other than the Chief Executive Officer, the performance objectives are generally discussed between the respective NEO and the Chief Executive Officer, who then reviews them with the Compensation Committee. The Compensation Committee's decision to increase the base salaries of some of the NEOs was based on a subjective review of the factors considered, and thus, there was not a specific threshold of achievement either for the operating results or for the personal objectives, above or below which necessarily the NEOs base salaries would be increased or decreased. The Compensation Committee does not determine the NEOs base salaries based on a formula or targeted performance in the same way as certain elements of the NEOs future compensation were determined. Furthermore, these increases provided base salaries generally consistent with the median of the Compensation Surveys.

2009 Base Salary Adjustment

Name	2008 Base Salary	2009 Base Salary	Increase	Percentage Increase
Dickson	$605,000	$620,000	$15,000	2.5%
Woodlief	$425,000	$435,000	$10,000	2.4%
Morganthall	$440,000	$452,500	$12,500	2.8%
Jackson	$295,000	$295,000	—	—

Annual cash incentive plan awards ("Incentive Bonuses") are provided to the NEOs through the Ruddick Corporation Cash Incentive Plan (the "Cash Incentive Plan"), which was approved by the shareholders at the Annual Meeting of Shareholders held on February 15, 2007. Awards under the Cash Incentive Plan link incentive pay to achievement of predetermined, objective performance goals. The Compensation Committee awards potential Incentive Bonuses to the NEOs based upon such NEOs' level of responsibility within the Company or at the operating subsidiary, and the attainment of that potential compensation is based upon the performance of the Company or such operating subsidiary. In particular the Compensation Committee has set forth performance metrics for the Company, Harris Teeter and A&E based on information which the Compensation Committee deems most important to determining the performance of such entities. The footnotes to the 2009 Cash Incentive Plan Awards table identify the different performance metric thresholds which the NEOs would be required to meet in order to earn an Incentive Bonus under the plan.

For Fiscal 2009, Incentive Bonuses for executives employed directly by the holding Company were based on NOPAT Return. With respect to an executive officer employed directly by Harris Teeter and A&E, the Incentive Bonus was based on operating profit margin for Harris Teeter and NOPAT Return for A&E. Generally, if the Company or a subsidiary, as applicable, achieves the predetermined minimum goals, which are approved by the Compensation Committee, executives are paid a predetermined percentage of their base salary as their Incentive Bonus. The percentage of base salary payable as Incentive Bonus increases as the operating profit margin or NOPAT Return increases relative to the predetermined performance goal. The Compensation Committee has the discretion to eliminate or reduce the Incentive Bonus payable to any or all of the NEOs in accordance with the Cash Incentive Plan.

The Compensation Committee uses NOPAT Return and operating profit margin as performance measures for the Company and its operating subsidiaries because the Compensation Committee believes these measures are appropriate determinates of the Company's and its operating subsidiaries' success. NOPAT Return is a measure by which the Compensation Committee is able to determine the Company's return on total invested capital (for all investors, including shareholders and debt holders). NOPAT Return effectively adjusts for the financing of a company and is a better measure of the operational performance of the business. By using NOPAT Return the Compensation Committee is able to determine the on-going operational success of the Company or A&E, as applicable. Operating profit margin is a measurement of what proportion of a company's revenue is remaining after paying for all operating costs, specifically excluding financing costs. Operating profit margin provides a measure of how much a company earns (before interest and taxes) on each dollar of sales. If the operating profit margin is increasing the company is earning more per dollar of sales. In addition, the Compensation Committee has chosen these performance measures because the Compensation Committee believes these measures are used by third parties, such as investment banks, analysts and lenders, to judge the performance of the Company, its operating subsidiaries and their competitors, and these performance measures are utilized by the Company and its operating subsidiaries when evaluating their performance against their peers. Further, these measures are used to compensate various other employees at the Company and its operating subsidiaries.

The following table describes the threshold and actual Incentive Bonuses that were payable to each of the NEOs for Fiscal 2009. Based on the actual Fiscal 2009 performance of the Company and its subsidiaries, NEOs were eligible for and received Incentive Bonuses for Fiscal 2009 in the aggregate amount of $1,156,742. The actual Incentive Bonuses payable to the NEOs for performance in Fiscal 2009 are reflected in the following table and in the Summary Compensation Table for 2009 and additional information regarding the Cash Incentive Plan awards for Fiscal 2009 may be found in the Grants of Plan-Based Awards Table for 2009. The difference in the potential Incentive Bonuses paid among the NEOs is reflective of the variance in the duties and responsibilities of the positions held by each NEO. This difference in potential Incentive Bonuses is influenced by the Compensation Committee's assessment of the degree to which the NEO may directly influence either the Company's business or the operating subsidiaries' business, as applicable.

2009 Cash Incentive Plan Awards

Name	Threshold Performance Metric	Threshold Incentive Bonus (% of Base Salary)	Threshold Incentive Bonus (in dollars)	Actual Fiscal 2009 Performance	Actual Incentive Bonus (% of Base Salary)	Actual Incentive Bonus (in dollars)
Dickson	4% NOPAT Return on Beginning Invested Capital for the Company	NA (1)	—	7.38% NOPAT Return on Beginning Invested Capital for the Company	81.12	$502,944
Woodlief	4% NOPAT Return on Beginning Invested Capital for the Company	NA (2)	—	7.38% NOPAT Return on Beginning Invested Capital for the Company	67.60	$294,060
Morganthall	2% Operating Profit Margin for Harris Teeter	15	67,875	4.59% Operating Profit Margin for Harris Teeter	79.50	$359,738
Jackson	0% NOPAT Return on Beginning Invested Capital for A&E	NA (3)	—	< 0% NOPAT Return on Beginning Invested Capital for A&E	—	—

(1) An Incentive Bonus of 24% of his base salary would be earned by Mr. Dickson for each 1% NOPAT return on beginning invested capital for the Company above 4%. Increments of less than 1% would be calculated on a pro rata basis.

(2) An Incentive Bonus of 20% of his base salary would be earned by Mr. Woodlief for each 1% NOPAT return on beginning invested capital for the Company above 4%. Increments of less than 1% would be calculated on a pro rata basis.

(3) An Incentive Bonus of 8.75% of his base salary would be earned by Mr. Jackson for each 1% NOPAT return on beginning invested capital for A&E above 0%. Increments of less than 1% would be calculated on a pro rata basis.

Long-Term Equity Incentive Compensation. The Company's executive compensation program is intended to provide executives — who have significant responsibility for the management, growth and future success of the Company — with an opportunity to increase their ownership in the Company and thereby gain from any long-term appreciation in the Company's stock. Historically, the Company provided long-term equity incentive compensation to its executives through the grant of stock options pursuant to its shareholder approved equity incentive plans. Beginning in Fiscal 2005, the Company began to utilize grants of restricted stock and performance shares, which are other award types that are available under the Company's equity incentive plans.

Generally, the Company plans its equity incentive award grant dates well in advance of any actual grant. The timing of the Company's regular annual awards coincides with a scheduled meeting of the Board of Directors, which historically has been the first meeting of the Board of Directors in the new fiscal year. The grant date is established when the Board of Directors, acting upon the recommendation of the Compensation Committee, approves the grants and all key terms. Newly hired employees may receive equity incentive awards prior to the annual grant date upon the approval of the Compensation Committee. The Company does not coordinate the timing of equity incentive awards with the release of material non-public information.

In Fiscal 2009, the Company granted restricted stock and performance shares to a broad range of management employees of the Company and its operating subsidiaries, including the NEOs. All of the Fiscal 2009 grants were made in November 2008 and generally each employee received a grant of equal amounts of restricted stock and performance shares. The restricted stock vests 20% per year on each of the first five anniversaries of the date of the award. The performance shares entitled each recipient to receive shares of restricted stock, only upon the achievement of certain performance objectives as described herein for Fiscal 2009. Restricted stock issued in satisfaction of performance shares vests 25% per year on each of the first four anniversaries of the issuance of the restricted stock. For executives employed by Harris Teeter, the issuances of restricted stock from performance shares were 100% subject to Harris Teeter meeting its operating profit projections for Fiscal 2009, along with the individual executive meeting his or her performance target for Fiscal 2009. For executives employed by A&E, the issuances of restricted stock from performance shares were 100% subject to A&E meeting its operating profit projections for Fiscal 2009. Issuances of restricted stock from performance shares to executives employed by the Company were dependent as to 90% of their performance shares on Harris Teeter meeting its operating profit projections and as to 10% of their performance shares on A&E meeting its operating profit projections, reflecting the relative size of the operating subsidiaries. For Fiscal 2009 the operating profit projection for Harris Teeter was $160.1 million, and for A&E it was $3.4 million.

The performance share and restricted stock grants are designed to replace the option grants employees once received. The belief of the Compensation Committee is that the equity awards incentivize employees by tying their compensation to the value of the Company's Common Stock. The performance share grants are designed to incent the broad range of management employees, including the NEOs, to achieve the annual operating profit projections which are provided to the Company's Board of Directors. Historically, performance shares have been granted during the four years prior to Fiscal 2009 and in each of those years, the full amount of the award was earned by Harris Teeter executives and none of the awards have been earned by the A&E executives (resulting in holding company executives' receipt of the portion of their awards attributable to Harris Teeter's performance). The performance share awards for Fiscal 2009 are designed to be achievable by all of the participants in such award plans. Each company's respective performance criteria are the same for all recipients of performance share awards of that company. The historical earned amounts are reflective of the strong results experienced by Harris Teeter over the past few years and the challenges faced by A&E in the competitive global textile and apparel industry. Reference is made to the Grants of Plan-Based Awards for 2009 table for more information regarding the equity award grants.

The criteria considered by the Compensation Committee in granting restricted stock and performance shares to NEOs included relevant market data, level of responsibility or position with the Company or its subsidiaries, performance and length of employment. The Compensation Committee also considers the number of options, shares of restricted stock and performance shares previously granted to employees when approving new grants. The Company's equity based incentive compensation awards are intended to provide executive officers a vested interest in the long-term financial performance of the Company and closely align the interests of the shareholders and executives, with the goal of increasing shareholder value in the Company. The vesting schedule utilized for both the restricted stock and performance shares is a retention feature designed to encourage long-term employment by executives.

2009 Restricted Stock Awards

Name	Shares of Restricted Stock Awarded in FY 2009 (a)
Thomas W. Dickson	12,500
John B. Woodlief	6,250
Frederick J. Morganthall, II	6,250
Fred A. Jackson	4,500

(a) These awards of restricted stock will vest 20% per year on each of the first five anniversaries of the date of the award.

2009 Performance Share Awards

Name	Maximum Shares of Restricted Stock Awardable in FY 2010, Contingent on FY 2009 Performance	Shares of Restricted Stock Awarded in FY 2010, Based on Actual FY 2009 Performance (d)
Thomas W. Dickson (a)	12,500	11,250
John B. Woodlief (a)	6,250	5,625
Frederick J. Morganthall, II (b)	6,250	6,250
Fred A. Jackson (c)	4,500	—

(a) 90% of award was contingent upon Harris Teeter meeting its operating profit projection for Fiscal 2009; 10% of award was contingent upon A&E meeting its operating profit projection for Fiscal 2009.

(b) Award was contingent upon Harris Teeter meeting its operating profit projection for Fiscal 2009 along with the individual executive meeting his performance target for Fiscal 2009.

(c) Award was contingent upon A&E meeting its operating profit projection for Fiscal 2009.

(d) Once issued, these shares of restricted stock vest 25% per year on each of the first four anniversaries of the date of the issuance.

Pension Plan and Supplemental Executive Retirement Plan. NEOs participate in the Ruddick Corporation Employees' Pension Plan (the "Pension Plan"), a tax-qualified defined benefit retirement plan for eligible employees, on the same basis as other similarly situated employees. NEOs also participate in the Ruddick Supplemental Executive Retirement Plan (the "SERP"), which is an unfunded excess benefit plan maintained to supplement the benefits payable to participants (generally senior officers of the Company and its subsidiaries) under the Pension Plan. SERP participants, depending on length of service and vesting requirements, can become entitled to retirement payments inclusive of assumed pension, profit sharing and social security retirement benefits equal to up to 60% of a participant's final average earnings. See "Compensation Discussion and Analysis—Pension Plan and SERP" for a more detailed discussion of the Pension Plan and the SERP. The Company historically viewed the Pension Plan as a basic component in retaining employees; however, the Company chose to freeze the plan as other programs were deemed a more effective and widely utilized method to compensate and retain employees. Effective September 30, 2005, the Company's Board of Directors approved changes to the Pension Plan which froze participation and benefit accruals for all participants, with certain transition benefits provided to those participants that achieved specified age and service levels on December 31, 2005. These transition benefits were provided to the majority of the Pension Plan participants as determined on the date of the freeze. Each of the Company's NEOs is entitled to these transition benefits and, as a result, the expected benefits to each under the SERP and Pension Plan were not substantially affected by the plan changes.

Deferred Compensation Plan. The Company has a deferred compensation plan which allows eligible participants to forego the receipt of earned compensation for specified periods of time. Each of the NEOs is eligible to participate in this plan. Pursuant to this plan, compensation earned by participants (which is also reported in the summary compensation table) is deferred at the election of the plan participant. These deferred amounts and a Company match based upon the same formula applicable to deferrals made pursuant to the RRSP are credited to the individual's account. The value of an individual's account will increase or decrease based on the performance of the selected market investment alternatives elected by the participant of that plan.

Perquisites and Other Benefits. The Company provides certain perquisites and other benefits to executive management where they generally either (i) meet the business needs of the organization, or (ii) provide a level of benefits commensurate with the group insurance plans offered to all employees to recognize limitations on wages. The Company believes that these types of benefits are highly effective in recruiting and retaining qualified executive officers because they provide the executive officer with longer term security and protection for the future. The Company believes that providing these benefits is a relatively inexpensive way to enhance the competitiveness of the executive's compensation package and furthers the Company's goal of attracting, retaining and rewarding highly qualified executives. Furthermore, the Company believes that while the NEO could purchase such coverage individually, the superior purchasing power of the Company allows the Company to purchase the benefits in a more cost effective manner. The Company believes that all the perquisites have greater value to the executives than the cost to the Company to provide them, thus providing a return on the cost of providing such benefits. The Compensation Committee considers these other forms of compensation, as well as perquisites made available to executive officers, when setting annual base salary, incentive compensation and long-term incentive compensation. Additionally, the Company provides tax gross-up reimbursements to the NEOs for the value of certain of these benefits, in order to provide the NEOs with the full value of such benefits.

Perquisites. The cost of certain golf and social club memberships is covered for executive officers, provided that the club membership provides for a business-use opportunity such as use of the facilities for functions and meetings, and client networking and entertainment. The country club membership reimbursements are provided to the NEOs to assist the NEOs in performing valuable client development activities for the Company. These benefits were grossed up for tax purposes.

RRSP. The Company also maintains the RRSP in which executives and other employees are entitled to participate upon satisfaction of the eligibility requirements. The RRSP provides participants a specified Company match on a portion of their pay contributed to the RRSP in accordance with plan rules. The Company provides a match equal to 50% of the pay contributed to the RRSP up to 4% of pay (up to 5% of pay for participants employed by A&E, however, effective April 1, 2009, the Company suspended this match for all A&E participants), subject to certain limitations. The RRSP also provides eligible participants a Company-paid automatic retirement contribution. Based upon the employing company and age and service points, eligible participants will receive an annual automatic retirement contribution equal to between 1% and 5% of covered pay, subject to certain limitations.

Disability Benefits. The Company generally provides income protection in the event of disability under group insurance plans for its employees. These group plans have limitations on income replacement and, as a result, highly compensated employees are not provided proportional income protection. Accordingly, alternative disability coverage is provided by the Company to certain members of executive management, including all NEOs, pursuant to the Executive Long Term Disability Plan. The amount of the premiums paid with respect to the Executive Long Term Disability Plan were grossed up for tax purposes.

Life Insurance. The Company maintains a group universal insurance plan through the Key Employee Life Insurance Plan (the "KELIP") which provides for life insurance coverage equal to two and one-half times an executive's base salary. As part of the KELIP, the Company also makes a contribution into a cash value investment account on behalf of KELIP participants in the amount of 0%, 1.2% or 2.4% of base salary. All NEOs are in the 2.4% category. In addition, the Ruddick Corporation Executive Bonus Insurance Plan provides the Company's executives with a whole life insurance policy as to which the Company makes the premium payments while the participant is employed by the Company. The amount of the premiums paid with respect to the Executive Bonus Insurance Plan were grossed up for tax purposes.

Change-in-Control and Severance Agreements. The Company entered into Change-in-Control and Severance Agreements with the NEOs during Fiscal 2007. Please see the discussion of the Change-in-Control and Severance Agreements contained below in "Potential Payments Upon Termination of Employment or Change in Control."

Deductibility of Compensation Expenses

Section 162(m) of the Internal Revenue Code of 1986 (the "Code") generally limits the tax deductibility by the Company for compensation paid to the Chief Executive Officer and the other most highly compensated executive officers to $1 million per officer per year, unless it qualifies as "performance-based" compensation. To qualify as "performance-based," compensation payments must satisfy certain conditions, including limitations on the discretion of the Compensation Committee in determining the amounts of such compensation. It is the Company's current policy that, to the extent possible, compensation paid to its executive officers be deductible under Section 162(m) of the Internal Revenue Code. In furtherance of this policy, the Board of Directors has adopted, and the shareholders have approved, the Cash Incentive Plan and the Addendum. The Cash Incentive Plan and the Addendum have each been structured in a manner such that cash incentive payments and performance-based equity awards under each plan can satisfy the requirements for "performance-based" compensation within the meaning of Section 162(m) of the Code.

Summary Compensation Table for 2009

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Thomas W. Dickson	2009	620,000	632,253	657	502,944	2,565,000	140,288	4,461,142
Chairman of the Board,	2008	605,000	562,094	5,741	627,264	—	141,975	1,942,074
President and Chief Executive	2007	555,000	353,008	15,154	514,152	417,000	99,701	1,954,015
Officer of the Company								
John B. Woodlief	2009	435,000	319,729	394	294,060	929,000	134,434	2,112,617
Vice President—Finance and	2008	425,000	287,833	3,468	367,200	141,000	129,988	1,354,489
Chief Financial	2007	397,500	188,140	9,309	306,870	327,000	137,090	1,365,909
Officer of the Company								
Frederick J. Morganthall, II...	2009	452,500	338,496	394	359,738	1,785,000	114,313	3,050,441
President of Harris	2008	440,000	305,004	3,468	379,500	33,000	116,152	1,277,124
Teeter, Inc.	2007	390,000	195,624	9,080	318,825	421,000	98,048	1,432,577
Fred A. Jackson	2009	295,000	123,881	394	—	616,000	106,275	1,141,550
President of	2008	295,000	118,336	3,468	43,107	—	107,626	567,537
American & Efird, Inc.	2007	285,000	99,954	9,309	18,454	—	103,972	516,689

(1) The aggregate dollar amount of the expense recognized in Fiscal 2009 for restricted stock and performance shares was determined in accordance with the provisions of FAS 123(R), but without regard to any estimated forfeitures related to service-based vesting provisions. For more information on the actual forfeitures, if any, for each of the NEOs listed in the table during Fiscal 2009, please refer to "2009 Performance Share Awards". For more information on the outstanding shares of restricted stock held by the NEOs, please refer

to "Outstanding Equity Awards at Fiscal Year-End for 2009". The assumptions used in the calculation of these amounts are included in the note entitled "Stock Options and Stock Awards" in the Notes to Consolidated Financial Statements included within the Company's Annual Report on Form 10-K for the fiscal year ended September 27, 2009, except that for the purposes of this table the estimates of forfeitures related to service-based vesting conditions have been disregarded.

(2) The aggregate dollar amount of the expense recognized in Fiscal 2009 for outstanding stock options was determined in accordance with the provisions of FAS 123(R), but without regard to any estimated forfeitures related to service-based vesting provisions. There were no actual forfeitures by any of the NEOs listed in the table during the fiscal year ended September 27, 2009. For more information on the outstanding stock options held by the NEOs, please refer to "Outstanding Equity Awards at Fiscal Year-End for 2009". The assumptions used in the calculation of these amounts are included in the note entitled "Stock Options and Stock Awards" in the Notes to Consolidated Financial Statements included within the Company's Annual Report on Form 10-K for the fiscal year ended September 27, 2009, except that for the purposes of this table the estimates of forfeitures related to service-based vesting conditions have been disregarded.

(3) This column represents Incentive Bonuses paid to the NEOs. In accordance with the Securities and Exchange Commission requirements, Incentive Bonuses paid are "performance-based" and therefore are reported in the Non-Equity Incentive Plan Compensation column. As described in the "Compensation Discussion and Analysis" section, such cash incentive bonuses are paid to the NEOs when specific performance measures are achieved and the payment is approved by the Compensation Committee. These amounts were paid in November 2009 with respect to the Company's performance in Fiscal 2009.

(4) The amounts listed are attributable to the change in actuarial present value for the Pension Plan and the SERP from September 29, 2008 through September 27, 2009. For a discussion of the assumptions underlying this valuation, please refer to the note to the table entitled "Pension Benefits for 2009". The Company's non-qualified deferred compensation plan does not provide above-market or preferential earnings on deferred compensation, and therefore, in accordance with Securities and Exchange Commission rules, there were no changes of value attributable to nonqualified deferred compensation earnings. A positive change in the actuarial present value of the benefits under the Pension Plan and the SERP can occur due to changes in the discount rate. Messrs. Dickson, Woodlief, Morganthall and Jackson had a positive change in the actuarial accrued present value of the benefits under the Pension Plan and the SERP in an amount equal to $1,233,000, $445,000, $961,000 and $372,000, respectively, due to a decrease in the discount rate from 7.90% for Fiscal 2008 to 5.75% for the Pension Plan and 5.60% in the SERP for Fiscal 2009.

(5) All other compensation for each of the NEOs consists of the following:

	Thomas W. Dickson	**John B. Woodlief**	**Frederick J. Morganthall, II**	**Fred A. Jackson**
Executive Bonus Insurance Plan ($)	26,108	47,100	34,338	44,594
Ruddick Retirement and Savings Plan ($)	16,400	13,580	13,800	12,510
Executive Long Term Disability Plan ($)	6,778	2,918	3,336	3,224
Key Employee Life Insurance Plan ($)	18,473	14,628	15,236	10,698
Country Club Dues (a)($)	8,100	—	—	—
Aircraft Usage (a)($)	9,977	—	—	—
Tax Reimbursement ($)	22,630	30,780	20,877	26,383
Dividends on unvested Restricted Stock Awards ($)	27,422	14,048	14,826	6,048
Ruddick Corporation Flexible Deferral Plan ($)	4,400	11,380	11,900	2,818

(a) This amount represents the incremental value of perquisites reportable under the Securities and Exchange Commission rules.

Grants of Plan-Based Awards for 2009

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1) Threshold($)	Estimated Future Payouts Under Equity Incentive Plan Awards (2) Target(#)	All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Thomas W. Dickson					
Incentive Bonus	11/20/08	—	NA	NA	NA
Performance Shares	11/20/08	NA	12,500	NA	331,688
Restricted Stock	11/20/08	NA	NA	12,500	331,688
John B. Woodlief					
Incentive Bonus	11/20/08	—	NA	NA	NA
Performance Shares	11/20/08	NA	6,250	NA	165,844
Restricted Stock	11/20/08	NA	NA	6,250	165,844
Frederick J. Morganthall, II					
Incentive Bonus	11/20/08	67,875	NA	NA	NA
Performance Shares	11/20/08	NA	6,250	NA	165,844
Restricted Stock	11/20/08	NA	NA	6,250	165,844
Fred A. Jackson					
Incentive Bonus	11/20/08	—	NA	NA	NA
Performance Shares	11/20/08	NA	4,500	NA	119,408
Restricted Stock	11/20/08	NA	NA	4,500	119,408

(1) Amounts shown are estimated threshold payouts for Fiscal 2009 to the NEOs under the Cash Incentive Plan. Under the applicable performance criteria for the Company and each operating subsidiary, if the Company or operating subsidiary, as applicable, achieves the predetermined minimum goals, executives are paid a predetermined percentage of base compensation as Incentive Bonus. The percentage of base compensation payable as Incentive Bonus increases as the return or profit margin relative to the predetermined performance goal increases. The plans are discussed in greater detail in the "2009 Cash Incentive Plan Awards" table and the footnotes thereunder.

(2) Amounts shown are estimated target number of performance shares awards that were granted in Fiscal 2009, assuming Harris Teeter and A&E each meet or exceed their respective operating profit projections, which are discussed in greater detail in the "Compensation Discussion and Analysis" section. For executives employed by Harris Teeter and A&E, issuances of performance shares were 100% subject to the applicable company meeting its respective operating profit projections for Fiscal 2009, and in the case of Harris Teeter, the individual executive meeting his performance target for Fiscal 2009, while issuances to holding Company executives were dependent as to 90% on Harris Teeter meeting its operating profit projections and as to 10% on A&E meeting its operating profit projections. If performance is achieved, these performance shares will be settled by payment of restricted stock that vests 25% per year on each of the first four anniversaries of the date which is one year after the date of the award.

(3) Represents number of shares of restricted stock granted in Fiscal 2009. The restricted stock will vest 20% per year on each of the first five anniversaries of the date of the award.

(4) Represents the fair value as of the grant date of performance shares awards or restricted stock awards, as the case may be, of such award determined pursuant to FAS 123(R). The grant date fair value for performance shares awards is based on the target award and the FAS 123(R) value of $26.535.

Outstanding Equity Awards at Fiscal Year-End for 2009

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
Thomas W. Dickson . . .	24,278	—	15.825	11/14/2011	57,126	1,520,694	12,500	332,750
	8,000	—	14.385	11/20/2012				
	16,633	—	16.880	11/19/2013				
John B. Woodlief	15,492	—	11.500	11/15/2010	29,266	779,061	6,250	166,375
	17,315	—	15.825	11/14/2011				
	6,549	—	14.385	11/20/2012				
	6,000	—	16.880	11/19/2010				
	9,000	—	16.880	11/19/2013				
Frederick J. Morganthall, II . . .	3,000	—	16.880	11/19/2010	30,887	822,212	6,250	166,375
Fred A. Jackson	1,749	—	17.406	11/17/2009	12,600	335,412	4,500	119,790
	1,500	—	11.500	11/15/2010				
	8,511	—	15.825	11/14/2011				
	3,702	—	14.385	11/20/2009				
	6,298	—	14.385	11/20/2012				
	6,000	—	16.880	11/19/2010				
	9,000	—	16.880	11/19/2013				

(1) A vesting schedule for each unvested restricted stock award, including performance shares awards that have been settled by payment of restricted stock due to the achievement of performance goals, is included herein:

	Vesting Date	# of Shares Vesting
Thomas W. Dickson	11/15/2009	5,313
	11/16/2009	8,044
	11/17/2009	2,132
	11/20/2009	2,500
	11/15/2010	5,312
	11/16/2010	8,044
	11/20/2010	2,500
	11/15/2011	5,313
	11/16/2011	5,156
	11/20/2011	2,500
	11/15/2012	5,312
	11/20/2012	2,500
	11/20/2013	2,500
		57,126

	Vesting Date	# of Shares Vesting
John B. Woodlief	11/15/2009	2,657
	11/16/2009	4,228
	11/17/2009	1,357
	11/20/2009	1,250
	11/15/2010	2,656
	11/16/2010	4,228
	11/20/2010	1,250
	11/15/2011	2,656
	11/16/2011	2,578
	11/20/2011	1,250
	11/15/2012	2,656
	11/20/2012	1,250
	11/20/2013	1,250
		29,266
Frederick J. Morganthall, II	11/15/2009	2,813
	11/16/2009	4,612
	11/17/2009	1,350
	11/20/2009	1,250
	11/15/2010	2,812
	11/16/2010	4,613
	11/20/2010	1,250
	11/15/2011	2,813
	11/16/2011	2,812
	11/20/2011	1,250
	11/15/2012	2,812
	11/20/2012	1,250
	11/20/2013	1,250
		30,887
Fred A. Jackson	11/15/2009	900
	11/16/2009	1,550
	11/17/2009	500
	11/20/2009	900
	11/15/2010	900
	11/16/2010	1,550
	11/20/2010	900
	11/15/2011	900
	11/16/2011	900
	11/20/2011	900
	11/15/2012	900
	11/20/2012	900
	11/20/2013	900
		12,600

(2) Calculated by multiplying the unvested shares of restricted stock by the closing market price of Ruddick's common stock on September 25, 2009, the last trading day in the fiscal year ended September 27, 2009 ($26.62) (the "Closing Market Price").

(3) Amounts shown are target number of performance shares granted in 2009, assuming Harris Teeter and A&E each meet or exceed their respective operating profit projections, which are discussed in greater detail in the "Compensation Discussion and Analysis" section. For executives employed by A&E, issuances of performance shares were 100% subject to A&E meeting its respective operating profit projections for Fiscal 2009, while issuances to holding Company executives were dependent as to 90% on Harris Teeter meeting its operating profit projections and as to 10% on A&E meeting its operating profit projections. For executives employed by Harris Teeter, issuances of Performance Shares were subject to Harris Teeter meeting its operating profit projections for Fiscal 2009 and the individual executive meeting his or her performance target for Fiscal 2009. If performance is achieved, the performance shares will be converted into restricted stock, which vests 25% per year on each of the first four anniversaries of the date of the issuance.

(4) Calculated by multiplying the target number of performance shares by the Closing Market Price.

Option Exercises and Stock Vested for 2009

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Thomas W. Dickson	5,000	51,050	12,675	344,960
John B. Woodlief	11,136	132,344	6,835	185,898
Frederick J. Morganthall, II	24,076	286,822	7,213	196,227
Fred A. Jackson	—	—	2,950	80,284

(1) The value realized on exercise represents: (a) the difference between the Average Price on the day of exercise and the exercise price multiplied by the number of shares acquired on exercise, in the case of stock swaps, and (b) the actual gain realized in the case of cashless sale or cashless hold exercises.

(2) The value realized represents the number of shares acquired on vesting multiplied by the Average Price on the day of vesting.

Pension Benefits for 2009(1)

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
Thomas W. Dickson	Pension Plan	29	888,000	—
	SERP	29	5,394,000	—
John B. Woodlief	Pension Plan	10	160,000	—
	SERP	10	2,134,000	—
Frederick J. Morganthall, II	Pension Plan	23	609,000	—
	SERP	23	4,367,000	—
Fred A. Jackson	Pension Plan	32	517,000	—
	SERP	32	1,551,000	—

(1) For a discussion of the valuation methods and material assumptions applied in quantifying the present value of the current accrued benefit under each of the Pension Plan and SERP, please refer to the note entitled "Employee Benefit Plans" of the Consolidated Financial Statements included with the Company's Annual Report on Form 10-K for the year ended September 27, 2009.

(2) "Present Value of Accumulated Benefit" assumes the value of the benefit as of September 27, 2009 and assumes that the NEO will wait to receive any benefit thereunder until the NEO would have attained an age where such NEO would receive an unreduced benefit amount under such benefit plan.

Pension Plan. The Pension Plan is a tax-qualified defined benefit retirement plan for eligible employees. Effective October 1, 2005 the Pension Plan was amended to limit participation in the Pension Plan to eligible employees of the Company and its subsidiaries who were employed on September 30, 2005. All of the NEOs are participants in the Pension Plan. Contributions to the Pension Plan are determined annually by the Retirement Plan Committee, the named fiduciary, based upon an analysis and recommendation from actuarial consultants who estimate the Plan's total obligation to participants. For participants with age and service points as of December 31, 2005 equal to or greater than 45, their benefit accruals under the Plan after September 30, 2005 will be offset by the actuarial equivalent of the portion of their account balance under the RRSP that is attributable to automatic retirement contributions made by the Company after September 30, 2005, plus earnings and losses on such contributions. All NEOs had 45 points or more as of December 31, 2005. A participant's normal annual retirement benefit under the Pension Plan at age 65 is an amount equal to 0.8% (0.6% for employees of American & Efird, Inc.) of the participant's final average earnings multiplied by years of service at retirement, plus 0.6% of the participant's final average earnings in excess of Social Security covered compensation multiplied by the number of years of service up to a maximum of thirty-five years. A participant's final average earnings is the average annual cash compensation paid to the participant during the plan year, including salary, incentive compensation and any amount contributed to the RRSP, for the five consecutive years in the last ten years that produce the highest average.

SERP. The Company also maintains the SERP. The SERP covers certain senior executive employees of the Company and participating subsidiaries, including the NEOs, as designated by its administrative committee. Under the SERP, participants who retire at normal retirement age (60) under the SERP, receive monthly retirement benefits equal to between 55% and 60% of the participant's final average earnings times the participant's accrual fraction and reduced by the participant's (1) assumed Pension Plan Retirement Benefit, (2) assumed Social Security Benefit and (3) assumed profit sharing plan retirement benefit, if any. The final average earnings are the average annual earnings during the highest 3 calendar years out of the last 10 calendar years preceding termination of employment for all executives other than the executives of A&E for whom the final average earnings are the average of the 3 highest calendar years earnings during their employment. The accrual fraction is a fraction, the numerator of which is the years of credited service, the denominator of which is 20, and which may not exceed 1.0. The benefits payable under the SERP are payable for the participant's lifetime with an automatic 75% survivor benefit payable to the participant's surviving eligible spouse for his or her lifetime. Participants are eligible to receive an early retirement benefit upon termination of employment, other than on account of death, after attaining age 55 and completing 10 years of credited service. The amount of early retirement benefit is the monthly retirement benefit reduced by 0.4167% for each month by which payment begins before normal retirement age.

Non-Qualified Deferred Compensation for 2009

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings (loss) in Last Fiscal Year ($)	Aggregate Withdrawals and/or Distributions in Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year End ($)
Thomas W. Dickson	—	4,400	8,808	—	134,888
John B. Woodlief	121,134	11,381	(62,014)	235,512	448,081
Frederick J. Morganthall, II	20,000	11,900	(13,281)	—	134,947
Fred A. Jackson	—	2,818	40	—	13,896

Non-Qualified Defined Contribution Plan. The Company maintains the Ruddick Corporation Flexible Deferral Plan (the "Non-Qualified Defined Contribution Plan"). This plan is an unfunded, excess benefit plan that provides certain highly compensated employees, including the NEOs, the opportunity to defer the receipt and taxation on a portion of their annual compensation. The purpose of this Non-Qualified Defined Contribution Plan is to allow deferral of a portion of the participants' annual base salary and Incentive Bonus and to supplement the benefits under the tax-qualified retirement plans to the extent that such benefits are curtailed by the application of certain limits imposed by the Code (e.g., Code Section 402(g) and Code Section 414 limitations). During Fiscal 2009, eligible employees were permitted to defer up to 50% of their base salary and up to 90% of their Incentive Bonus payment in the Non-Qualified Defined Contribution Plan. Cash compensation is eligible for deferral unless prohibited under Code Section 409A, subject to plan limits. Plan participants may choose deemed investments in the Non-Qualified Defined Contribution Plan that represent choices that span a variety of diversified asset classes. No contributions may be used to purchase Ruddick common stock. Participants make an election for each year's deferral election regarding the timing of plan distributions, subject to limitations under the plan and Code Section 409A. A participant may elect up to five (5) in-service accounts and one (1) retirement account for payment of deferral contributions, subject to plan limitations. Each in-service account will be paid in accordance with the respective election in lump-sum or installments and in the year elected, subject to restrictions imposed by Code Section 409A. The Non-Qualified Defined Contribution Plan also allows for an in-service hardship withdrawal based on facts and circumstances that meet Internal Revenue Service and plan guidelines.

Potential Payments Upon Termination of Employment or Change in Control

After reviewing market trends, including information prepared by a consultant, the Company entered into Change-in-Control and Severance Agreements with the NEOs during Fiscal 2007. The Company determined to enter into the Change-in-Control and Severance Agreements with the NEOs because the Company believed that these agreements would ensure that the NEOs were incentivized to achieve the greatest possible return for the Company's shareholders, including through a potential change in control transaction, irrespective of a loss of their own position in connection with such a transaction. The Compensation Committee was presented data that a majority of public companies surveyed by the compensation consultant entered into similar agreements with their executives. A second goal of the Compensation Committee in entering into the Change-in-Control and Severance Agreements was to aid in the retention of the Company's NEOs and to give them protections and benefits similar to executives at other companies. The Compensation Committee also considered the cost to the Company of replacing the NEOs in the event of a change in control. The Compensation Committee and the Company believed it was important for the Change-in-Control and Severance Agreements to contain provisions which would prohibit the NEOs from competing against the Company or soliciting the Company's employees or clients following their termination, other than following a change in control. These provisions protect the Company from any such actions by tying the benefits the NEO would receive upon such termination of employment, to the continued adherence to the agreement.

The Compensation Committee considered the information contained in the study and asked the consultant to provide a recommendation concerning the terms of such change in control and severance agreements provided by such companies. The consultant recommended that the Company enter into agreements with the NEOs on terms substantially similar to those contained in the executed agreements. Based on the consultant's recommendations and the data contained in the consultant's study the Compensation Committee determined that the terms of the Change-in-Control and Severance Agreements were appropriate for the NEOs. The Compensation Committee presented those terms to the NEOs, and the NEOs accepted the terms as presented.

The Change-in-Control and Severance Agreements are effective until the termination of the NEO's employment with the Company, or until terminated by written agreement between the Company and the NEO. Under the terms of the Change-in-Control and Severance Agreements, a NEO is entitled to severance benefits only if the NEO's employment is terminated by the Company prior to a "change in control" (as defined below) transaction or after twenty-four (24) months following a "change in control" transaction. The following is a summary of the severance benefits the NEOs are expected to receive under the Change-in-Control and Severance Agreements:

- For Messrs. Dickson and Woodlief, a single lump sum payment in an amount equal to (i) if terminated other than for "cause" (as defined below), death or disability, two (2) times the sum of his base salary plus the greater of (a) his "severance accrued bonus" (as defined below) or (b) the average of his total bonus payments for the prior three full fiscal years ending on or before his termination, and (ii) if terminated other than for "cause", a pro-rated portion of his "severance accrued bonus".
- For Messrs. Morganthall and Jackson, a single lump sum payment in an amount equal to (i) if terminated other than for "cause", death or disability, one and one-half (1.5) times the sum of his base salary plus the greater of (a) his "severance accrued bonus" or (b) the average of his total bonus payments for the prior three full fiscal years ending on or before his termination, and (ii) if terminated other than for "cause", a pro-rated portion of his "severance accrued bonus".

The following is a summary of the change in control benefits the NEOs are expected to receive under the Change-in-Control and Severance Agreements if the NEO's employment terminates at any time within twenty-four (24) months following a "change in control" transaction:

- For Messrs. Dickson and Woodlief, (i) if terminated by the Company other than for "cause", death, or disability, or by the NEO for "good reason" (as defined below), a single lump sum payment in an amount equal to 2.99 times the sum of his base salary plus the greater of (a) his "CIC accrued bonus" (as defined below) or (b) his "CIC average prior bonus payments" (as defined below), and (ii) if terminated by the Company other than for "cause", or by the NEO for "good reason" the pro-rated portion of his "CIC prorated bonus" (as defined below). This pro-rated portion of his "CIC prorated bonus" payment shall be in addition to any pro-rated bonus such NEO may be entitled, during the period following a "change in control" transaction through the termination of his employment.
- For Messrs. Morganthall and Jackson, (i) if terminated by the Company other than for "cause", death, or disability, or by the NEO for "good reason", a single lump sum payment in an amount equal to 2.5 times the sum of his base salary plus the greater of (a) his "CIC accrued bonus", or (b) his "CIC average prior bonus payments" and (ii) if terminated by the Company other than for "cause", or by the NEO for "good reason", a pro-rated portion of his "CIC prorated bonus". This pro-rated portion of his "CIC prorated bonus" payment shall be in addition to any pro-rated bonus such NEO may be entitled, during the period following a "change in control" transaction through the termination of his employment.

In the event a NEO's employment is terminated by the Company either before or after a "change in control" other than for "cause", or by the NEO for "good reason", such NEO is also entitled to a payment of a bonus under the Addendum based upon the Company's actual performance up to the date of termination of such NEO's employment. This bonus shall be the shares, or the cash equivalent, of the performance shares that were awarded to the NEO, subject to the achievement of certain performance criteria, prior to the termination of the NEO's employment. The shares received shall be fully vested.

In addition, in the event a NEO's employment is terminated by the Company either before or after a "change in control" other than for "cause", death or disability, or by the NEO for "good reason", each such NEO is entitled to continue certain employee benefits, including medical/dental, disability and life insurance coverage, for a period of time following a termination within 24 months of "change in control". The period of continued benefits shall be 36 months for Messrs. Dickson and Woodlief and 30 months for Messrs. Morganthall and Jackson. Alternatively, each such NEO is entitled to continue certain employee benefits, including medical/dental, disability and life insurance coverage, for a different period of time following a termination before a "change in control" or more than 24 months after a "change in control". The period of continued benefits shall be 24 months for Messrs. Dickson and Woodlief and 18 months for Messrs. Morganthall and Jackson. A NEO may elect to waive these benefits and in lieu thereof receive a single lump sum payment, equal to the Company's costs in providing such benefits, including any related tax gross-up, if applicable.

If it is determined that any payment or distribution will be subject to the excise tax imposed under Internal Revenue Code Section 280G, then the NEO may be entitled to receive an additional payment or "gross up" to ensure that their severance payments are kept whole as follows:

- For Messrs. Dickson and Woodlief, there is an unconditional gross-up to cover 280G excise tax, but not ordinary tax obligations;
- For Messrs. Morganthall and Jackson, there is a conditional gross-up to cover 280G excise tax, but not ordinary tax obligations. The "change in control" benefit payments for Messrs. Morganthall and Jackson are capped at the 280G threshold if the safe harbor is exceeded by 10% or less (the "280G Cap").

When used in the Change-in-Control and Severance Agreements, "severance accrued bonus" means an amount based upon the current bonus schedule provided in the Cash Incentive Plan, calculated (i) utilizing the Company's annualized NOPAT return on the Company's invested capital in the case of each of Messrs. Dickson and Woodlief, (ii) utilizing A&E's annualized NOPAT return on invested capital of A&E in the case of Mr. Jackson or (iii) utilizing operating profit margin of Harris Teeter in the case of Mr. Morganthall, for the cumulative fiscal period-to-date as of the end of the most recent fiscal quarter ending on or before such NEO's termination.

When used in the Change-in-Control and Severance Agreements, "CIC accrued bonus" means a bonus payment based upon the current bonus schedule provided in the Cash Incentive Plan, calculated utilizing (a) the Company's annualized NOPAT return on the Company's invested capital in the case of each of Messrs. Dickson and Woodlief (b) A&E's annualized NOPAT return on invested capital of A&E in the case of Mr. Jackson or (c) operating profit margin of Harris Teeter for Mr. Morganthall, for the fiscal period-to-date as of the most recent fiscal quarter ending on or before either: (1) the date of such NEO's termination or (2) the date of the "change in control" transaction; provided that the date which shall be used shall be the date that produces the greater payment to the NEO.

When used in the Change-in-Control and Severance Agreements, "CIC average prior bonus payments", means the greater of the average of a NEO's total bonus payments for the prior three full fiscal years ending (1) on or before such NEO's termination or (2) on or before the "change in control" transaction.

When used in the Change-in-Control and Severance Agreements, "CIC prorated bonus", means a bonus payment calculated utilizing (a) the Company's annualized NOPAT return on the Company's invested capital in the case of each of Messrs. Dickson and Woodlief (b) A&E's annualized NOPAT return on invested capital of A&E in the case of Mr. Jackson or (c) operating profit margin of Harris Teeter for Mr. Morganthall, calculated for the portion of the fiscal year period to date as of the most recent fiscal quarter ending on or before the "change in control" transaction.

When used in the Change-in-Control and Severance Agreements, "cause" means the termination of the NEO due to (a) fraud; (b) embezzlement; (c) conviction or other final adjudication of guilt of the NEO of any felony; (d) a material breach of, or the willful failure to perform and discharge such NEO's duties, responsibilities and obligations under their Change-in-Control and Severance Agreement; (e) any act of moral turpitude or willful misconduct intended to result in personal enrichment of the NEO at the expense of the Company, or any of its affiliates or which has a material adverse impact on the business or reputation of the Company or any of its affiliates; (f) intentional material damage to the property or business of the Company; or (g) gross negligence. The determination of "cause" under (d), (e), (f) and (g) shall be made by the Board of Directors in its reasonable judgment.

When used in the Change-in-Control and Severance Agreements, "good reason" shall mean the termination by the NEO of the NEO's employment with the Company within the two (2) year period following a "change in control" which is due to (i) a material diminution of responsibilities, or working conditions, or duties, or in the case of Messrs. Dickson and Woodlief, ceasing to be the CEO or CFO, respectively, of a publicly traded company;

(ii) a material diminution in base salary or potential incentive compensation; (iii) a material negative change in the terms or status of the Change-in-Control and Severance Agreement; or (iv) a forced relocation of the NEO outside of a 30 mile radius of the intersection of the Trade and Tryon Streets in Charlotte, North Carolina.

When used in the Change-in-Control and Severance Agreements, a "change in control" means a "change in ownership", a "change in effective control", or a "change in the ownership of substantial assets" of a corporation as generally described in Treasury Regulation Section 1.409A-3(i)(5) and as specifically described in the Change-in-Control and Severance Agreements.

Pursuant to the Change-in-Control and Severance Agreements, except in the event the NEO's employment terminates following a "change in control", each NEO has agreed that during the term of the Change-in-Control and Severance Agreements and for a period of 24 months thereafter, the NEO shall not directly or indirectly enter into an employment relationship or a consulting arrangement (or other economically beneficial arrangement) with any competitor of the Company, as defined in each NEO's respective Change-in-Control and Severance Agreement. In addition, each NEO has agreed not to solicit, induce or attempt to induce any employee of the Company to leave the employ of the Company or to solicit or induce or attempt to induce or interfere with the relationship between any customer, supplier, or other person or entity in a business relation with the Company during the same period.

Furthermore, under the terms of the 2002 Comprehensive Stock Option and Award Plan (the "Comprehensive Award Plan"), in the event of a change in control of the Company, as defined in the Comprehensive Award Plan, if all options or restricted stock are not converted, assumed, or replaced by a successor, then such awards will become fully exercisable and all forfeiture restrictions on such awards will lapse and all restricted stock shall become deliverable, unless otherwise provided in any award agreement or any other written agreement entered into with a NEO. The options shall remain exercisable for the remaining term of such option.

Accrued and Vested Benefits. Each of the NEOs has accrued various benefits under the Company's compensation programs and retirement and other broad-based employee benefit plans. Many of these benefits and awards are fully vested and each of the NEOs would receive all of their vested benefits and awards in the event that their employment with the Company ends for any reason, including termination by the Company.

The table herein summarizes the accrued and vested benefits that each of the NEOs would be entitled to, assuming termination by the NEO from the Company on September 27, 2009, not related to a "change in control" transaction and not due to death or disability.

	Thomas W. Dickson	John B. Woodlief	Frederick J. Morganthall, II	Fred A. Jackson
Vested SERP ($)(1)	—	2,168,000	4,581,000	1,581,000
Vested Pension Benefit ($)(1)	420,000	186,000	448,000	585,000
Vested Deferred Compensation Balance ($)	134,887	448,080	134,947	13,896
Vested Stock Options (2) ($)	521,966	647,381	29,220	399,121

(1) The amount for the SERP and Pension Benefit represents the actuarial present value of the benefit. The NEO may not be able to receive any payments pursuant to the Pension Plan or SERP until such NEO has reached the required qualifying age.

(2) Incentive Stock Options and Non-qualified Stock Options (together "Stock Options") granted prior to 2003 terminate immediately upon termination of employment, and thus would have to be exercised upon termination of employment. Stock Options granted in or after 2003 are exercisable for three (3) months after termination of employment, other than for cause. For the purpose of this table, it is assumed that all vested Stock Options are exercised on the last business day on or before September 27, 2009, and the value of such vested Stock Options is calculated by multiplying the number of options by the difference between the exercise price and the Closing Market Price.

Death. The table herein summarizes the incremental benefits (beyond the accrued and vested benefits) that each of the NEOs would be entitled to, assuming their death occurred on September 27, 2009.

	Thomas W. Dickson	John B. Woodlief	Frederick J. Morganthall, II	Fred A. Jackson
Incentive Bonus Payments ($)	502,944	294,060	359,738	—
Accelerated Equity Awards (1) ($)	1,820,507	928,967	988,775	335,412
Accelerated (Reduced) SERP ($)	4,609,000	(573,000)	(1,371,000)	(479,000)
Accelerated (Reduced) Pension Benefit ($)	(236,000)	(115,000)	(261,000)	(334,000)

(1) The value of the accelerated equity awards is composed of restricted stock awards and performance share awards. The value of the restricted stock awards is calculated by multiplying the number of accelerated shares by the Closing Market Price. The value of the performance share awards is calculated by multiplying the number of accelerated shares by the Average Price on the last business day prior to the assumed termination of service date in accordance with plan administration rules.

Disability. The table herein summarizes the incremental benefits (beyond the accrued and vested benefits) that each of the NEOs would be entitled to, assuming their disability occurred on September 27, 2009.

	Thomas W. Dickson	John B. Woodlief	Frederick J. Morganthall, II	Fred A. Jackson
Incentive Bonus Payments ($)	502,944	294,060	359,738	—
Accelerated Equity Awards (1) ($)	1,820,507	928,967	988,775	335,412
Accelerated SERP ($)	8,338,000	74,000	485,000	20,000
Accelerated (Reduced) Pension Benefit ($)	(45,000)	(26,000)	(58,000)	(68,000)

(1) The value of the accelerated equity awards is composed of restricted stock awards and performance share awards. The value of the restricted stock awards is calculated by multiplying the number of accelerated shares by the Closing Market Price. The value of the performance share awards is calculated by multiplying the number of accelerated shares by the average of the high and low trading price on the last business day prior to the assumed termination of service date in accordance with plan administration rules.

Termination Without Cause. The table herein summarizes the incremental benefits (beyond the accrued and vested benefits) that each of the NEOs would be entitled to, assuming their termination by the Company on September 27, 2009, prior to a "change in control" or more than twenty-four (24) months following a "change in control" other than for "cause", death, or disability.

	Thomas W. Dickson	John B. Woodlief	Frederick J. Morganthall, II	Fred A. Jackson
Severance Benefit (1) ($)	2,336,240	1,515,420	1,218,356	473,281
Incentive Bonus Payments (2) ($)	502,944	294,060	359,738	—
Health and Welfare Benefits (3) ($)	149,181	200,489	115,076	135,070

(1) The value of the severance benefit is calculated in accordance with and payable under the terms of their Change-in-Control and Severance Agreement.

(2) The value of the Incentive Bonus payment is calculated in accordance with and payable under the terms their Change-in-Control and Severance Agreement.

(3) This represents the aggregate estimated net cost to the Company of health and welfare benefits provided to each NEO under the terms of their Change-in-Control and Severance Agreement.

Termination Following a Change in Control or Resignation For Good Reason. The table herein summarizes the incremental benefits (beyond the accrued and vested benefits) that each of the NEOs would be entitled to, assuming their termination occurred on September 27, 2009 concurrent with a "change in control" transaction.

	Thomas W. Dickson	John B. Woodlief	Frederick J. Morganthall, II	Fred A. Jackson
Change In Control Benefit (1) ($).	3,492,679	2,265,553	2,030,594	788,801
Incentive Bonus Payments (2) ($).	502,944	294,060	359,738	—
Accelerated and Additional Portion of SERP Benefits (3) ($)	9,661,000	1,240,000	814,000	151,000
Accelerated Equity Awards (4) ($).	1,820,169	928,799	988,587	335,412
Health and Welfare Benefits (5) ($)	223,772	300,734	191,794	225,116
Excise Tax (280G) Gross-up (6) ($)	7,019,634	1,812,859	1,356,248	—

(1) The value of the Change in Control Benefit is calculated in accordance with and payable under the terms of their Change-in-Control and Severance Agreement.

(2) The value of the Incentive Bonus payment is calculated in accordance with and payable under the terms of their Change-in-Control and Severance Agreement.

(3) The value of the accelerated and additional portion of SERP Benefits reflects accelerated vesting in the case of Mr. Dickson. It also reflects accelerated commencement of benefit payments without accrued benefit reduction and additional service accrual for all NEOs, and it is valued using the discount rate and method prescribed for the 280G calculations.

(4) The value of the accelerated equity awards is calculated by multiplying the number of accelerated restricted stock and performance shares by the Closing Market Price.

(5) The value of the health and welfare benefits represents the aggregate estimated net cost to the Company of health and welfare benefits provided to each NEO under the terms of their Change-in-Control and Severance Agreement.

(6) Mr. Jackson is subject to the 280G Cap as described previously in the "Potential Payments Upon Termination of Employment or Change in Control" section which results in no excise tax gross-up payment being made to him, and instead requires a $14,370 reduction in the amount of aggregate incremental benefits otherwise payable him. The amounts shown in this table do not reflect this required $14,370 reduction.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors is composed of four independent directors and operates under a written charter adopted by the Board of Directors. The Company has affirmed to the New York Stock Exchange that the Board of Directors has determined that all members of the Audit Committee are "independent" as defined in the New York Stock Exchange Listed Company Manual.

Management is responsible for the Company's internal controls and the financial reporting process. KPMG LLP, the Company's independent auditors, are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing a report on those financial statements. The Audit Committee, among other things, is responsible for monitoring and overseeing these processes and is directly responsible for the appointment, compensation, retention and oversight of the Company's independent auditors.

In this context, the Audit Committee has met and held discussions with management and the independent auditors. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with management and the independent auditors. The Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Board in Rule 3200T and No. 114, *"The Auditor's Communication With Those Charged With Governance."*

The Company's independent auditors also provided to the Audit Committee the written disclosures and the letter required by the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and the Audit Committee discussed with the independent auditors that firm's independence.

Based upon the Audit Committee's discussion with management and the independent auditors and the Audit Committee's review of the representations of management and the report of the independent auditors to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended September 27, 2009.

SUBMITTED BY THE AUDIT COMMITTEE

John P. Derham Cato
Anna Spangler Nelson
Harold C. Stowe
William C. Warden, Jr.

PROPOSAL 2

RATIFICATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has retained KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending October 3, 2010. Although the Audit Committee has the sole authority to select and appoint the independent registered public accounting firm, we deem it advisable to obtain your ratification of this appointment. In recommending to the Board of Directors that KPMG LLP be retained as the Company's independent registered public accounting firm, the Audit Committee considered whether the provision of non-audit services by KPMG LLP was compatible with maintaining KPMG LLP's independence and concluded that it was.

Representatives of KPMG LLP are expected to be present at the Annual Meeting and will have the opportunity to respond to appropriate questions and to make a statement if they desire.

Vote Required

The ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm requires the affirmative vote of the shareholders holding a majority of the shares of Common Stock present at the Annual Meeting in person or by proxy and entitled to vote.

The Board of Directors recommends that the shareholders vote for the ratification of the appointment of KPMG LLP as the Company's Independent Registered Public Accounting Firm for the Fiscal Year Ending October 3, 2010. If the shareholders do not ratify the appointment of KPMG LLP, the Audit Committee will consider a change in independent registered public accounting firm for the next fiscal year.

Audit Fees

The fees billed or incurred by KPMG LLP for services rendered to the Company for the fiscal years indicated were as follows:

	Fiscal Year Ended	
	September 27, 2009	September 28, 2008
Audit Fees ($)	1,008,297	1,197,830
Audit Related Fees ($)	—	—
Tax Fees (1) ($)	489,655	451,537
All Other Fees ($)	—	—

(1) These amounts were incurred entirely for tax compliance services for the respective fiscal years.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services by the Independent Registered Public Accounting Firm

The Audit Committee is responsible for the appointment, compensation and oversight of the work of the independent public accountants. As part of this responsibility, the Audit Committee is required to pre-approve all audit and non-audit services performed by the independent public accountants in order to assure that they do not impair the accountant's independence from the Company. Accordingly, the Audit Committee has adopted procedures and conditions under which services proposed to be performed by the independent public accountants must be pre-approved.

Pursuant to this policy, the Audit Committee will consider annually and approve the terms of the audit engagement. Any proposed engagement relating to permissible non-audit services must be presented to the Audit Committee and pre-approved on a case-by-case basis. In addition, particular categories of permissible non-audit services that are recurring may be pre-approved by the Audit Committee subject to pre-set fee limits. If a category of services is so approved, the Audit Committee will be regularly updated regarding the status of those services and the fees incurred. The Audit Committee reviews requests for the provision of audit and non-audit services by the Company's independent public accountants and determines if they should be approved. Such requests could be approved either at a meeting of the Audit Committee or upon approval of the Chair of the Audit Committee, or another member of the Audit Committee designated by the Chair. If a permissible non-audit service is approved by the Chair or his designee, that decision is required to be presented at the next meeting of the Audit Committee. Prior to approving any services, the Audit Committee considers whether the provision of such services is consistent with the Securities and Exchange Commission's rules on auditor independence and is compatible with maintaining KPMG LLP's independence. All of the fees paid to KPMG LLP in Fiscal 2009 were pre-approved by the Audit Committee.

TRANSACTIONS WITH RELATED PERSONS AND CERTAIN CONTROL PERSONS

The Company's Code of Business Conduct and Ethics provides that all employees, officers and directors must avoid any activity that is, or has the appearance of, conflicting with the interests of the Company and that transactions in which certain related persons may have a material interest must be disclosed to the Company. Related party transactions are reported to the Company's Secretary in response to an annual written questionnaire, or by the parties involved from time to time, and reviewed by legal counsel for inclusion in the proxy statement as appropriate. The Company does not have a formal policy concerning the review, approval or ratification of related party transactions, however the Board of Directors considers any related party transactions on a case by case basis.

During Fiscal 2009, Metro Marketing acted as a designated broker for Harris Teeter for several of its HT Trader® private label products and other specialty products. Metro Marketing, in its role as independent broker, performed various services on behalf of Harris Teeter including order placement, interface with manufacturers for product issues or product problems, marketing and retail support services and the development of new products. Third party manufacturers represented by Metro Marketing that provide these products to Harris Teeter are required to pay Metro Marketing a fee based upon the amount of product sold. Rush Dickson (the brother of Thomas W. Dickson) is the owner of Metro Marketing. During Fiscal 2009, Harris Teeter purchased approximately $19,361,000 of product from manufacturers represented by Metro Marketing resulting in fees of approximately $659,000 paid to Metro Marketing.

John Dickson (the brother of Thomas W. Dickson) is the Director of Property Development for Harris Teeter and was paid an aggregate salary, bonus and taxable benefits of $145,668 during Fiscal 2009.

Effective May 1, 2002, Alan T. Dickson and R. Stuart Dickson (the father of Thomas W. Dickson) (collectively, the "Retired Executives") retired from the Company as executive officers, but retained their positions on the Board of Directors as Chairman of the Board of Directors and Chairman of the Executive Committee of the Board of Directors, respectively. At that time, the Retired Executives became eligible to receive retirement benefits earned during their employment with the Company. The targeted aggregate annual retirement benefit for each of the Retired Executives pursuant to the SERP, Pension Plan and Social Security was $241,573. In addition, beginning in January 2003 each of Alan T. Dickson and R. Stuart Dickson began to receive monthly payments for a fifteen-year period pursuant to, and in accordance with the terms of, an historical deferred compensation plan in the amounts of $26,315 and $19,899, respectively.

Effective March 31, 2006, Thomas W. Dickson was elected the new Chairman of the Board of Directors and Alan T. Dickson and R. Stuart Dickson retired from their positions as Chairman of the Board of Directors and Chairman of the Executive Committee of the Board of Directors, respectively. As described herein, since the Retired Executives have retired from their respective leadership positions on the Board of Directors, effective March 31, 2006, they stopped receiving the benefits relating to their service as Chairman of the Board of Directors and Chairman of the Executive Committee. However, in recognition of each of their 38 years of service as Company executives and their invaluable contributions to the Company, upon the approval of the Board of Directors, the Company entered into a new Supplemental Executive Retirement Plan with each of Alan T. and R. Stuart Dickson (together, the "March 2006 Retirement Plans") that provides each an annual life-time payment in the amount of $98,000, paid in equal monthly installments. Each of the March 2006 Retirement Plans became effective as of March 31, 2006, and the first of the monthly payments began on April 1, 2006. Each of the Retired Executives has been permitted to continue to use the Company's parking facilities and administrative support for personal purposes, but is required to reimburse the Company for such usage. Consistent with past practice, each of them may also request to use Company aircraft for personal purposes, subject to availability and approval by the Company. No reimbursement to the Company was historically required for such use, nor is reimbursement currently required or expected to be required in the future. However, IRS regulations require reporting of such use as taxable income to the individual, determined in accordance with rates prescribed by those regulations. The Retired Executives will continue to receive the retirement benefits earned as employees with the Company and, as long as they continue as non-employee directors of the Company, each will continue to receive the annual fees, meeting fees and other compensation that the Company pays its non-employee directors from time to time. R. Stuart Dickson retired as a non-employee director at the 2008 annual meeting of shareholders.

See "Compensation Discussion and Analysis—Potential Payments Upon Termination of Employment or Change in Control" included herein for a more detailed discussion of agreements with the NEOs.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

None of the individuals that served as a member of the Compensation Committee during Fiscal 2009 were at any time officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under Securities and Exchange Commission regulations.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Exchange Act requires the Company's directors and executive officers to file reports with the Securities and Exchange Commission indicating their holdings of and transactions in the Company's equity securities and to provide copies of such reports to the Company. To the Company's knowledge, based solely on a review of such copies or written representations relating thereto, insiders of the Company complied with all filing requirements for the fiscal year, except for a Form 4 for each of Thomas W. Dickson, Frederick J. Morganthall, II, Ronald H. Volger and John B. Woodlief, each relating to one transaction, all of which were filed by the Company on their behalf in an untimely manner due to administrative error.

SHAREHOLDER PROPOSALS

The deadline for submission of shareholder proposals pursuant to Rule 14a-8 under the Exchange Act for inclusion in the Company's proxy statement for its 2011 Annual Meeting of Shareholders is August 30, 2010. Any shareholder proposal to be submitted at the 2011 Annual Meeting of Shareholders (but not required to be included in the Company's proxy statement), including nominations for election to the Board of Directors, must also comply with Article III, Section 12 of the Company's Bylaws, which requires that a shareholder give written notice to the Company not later than the 45th day prior to the first anniversary of the date the Company first mailed its proxy materials for the preceding year's annual meeting of shareholders. Shareholder proposals submitted at the 2011 Annual Meeting of Shareholders (but not required to be included in the Company's proxy statement) will not be considered timely unless the notice required by the Bylaws is delivered to the Secretary of the Company not later than November 13, 2010.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

The Securities and Exchange Commission rules permit registrants to send a single Notice to any household at which two or more shareholders reside if the registrant believes they are members of the same family. This procedure, referred to as householding, reduces the volume of duplicate information shareholders receive and reduces the expense to the registrant. The Company has not implemented these householding rules with respect to its record holders; however, a number of brokerage firms have instituted householding which may impact certain beneficial owners of Common Stock. If your family has multiple accounts by which you hold Common Stock, you may have previously received a householding notification from your broker. Please contact your broker directly if you have any questions, require additional copies of the Notice, or wish to revoke your decision to household, and thereby receive multiple Notices. Those options are available to you at any time.

ANNUAL REPORT

We filed an Annual Report on Form 10-K with the Securities and Exchange Commission on November 20, 2009. We make available through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. Shareholders may also obtain a copy of these reports, without charge, upon request to: Ruddick Corporation, 301 South Tryon Street, Suite 1800, Charlotte, North Carolina 28202, Attention: Secretary of the Corporation.

OTHER MATTERS

The Board of Directors knows of no other business that will be presented for consideration at the Annual Meeting. However, if other matters are properly presented at the Annual Meeting, it is the intention of the proxy holders named in the accompanying form of proxy to vote the proxies in accordance with their best judgment.

By order of the Board of Directors

Douglas J. Yacenda
Secretary

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Directors and Officers

Directors

John R. Belk
President and Chief Operating Officer,
Belk, Inc.

John P. Derham Cato
Chairman, President and CEO,
The Cato Corporation

Alan T. Dickson
Former Chairman of the Board,
Ruddick Corporation

Thomas W. Dickson
Chairman of the Board, President and CEO,
Ruddick Corporation

James E. S. Hynes
Former Chairman of the Board,
Hynes, Inc.

Anna Spangler Nelson
Chairman and Executive Vice President,
C.D. Spangler Construction Co.

Bailey W. Patrick
President,
Bissell Patrick, LLC

Robert H. Spilman, Jr.
President and CEO,
Bassett Furniture Industries, Inc.

Harold C. Stowe
Managing Member,
Stowe-Monier Management, LLC;
Former President and CEO,
Canal Holdings, LLC

Isaiah Tidwell
Former Georgia Wealth Management Director and Executive Vice President,
Wachovia Bank, N. A.

William C. Warden, Jr.
Former Executive Vice President, Administration,
Lowes Companies, Inc.

Executive Officers

Thomas W. Dickson
Chairman of the Board, President and CEO

John B. Woodlief
Vice President – Finance and Chief Financial Officer

Frederick J. Morganthall, II
President, *Harris Teeter, Inc.*

Fred A. Jackson
President, *American & Efird, Inc.*

Shareholder Information

Corporate Address

301 S. Tryon Street
Suite 1800
Charlotte, NC 28202
704-372-5404

Subsidiaries

Harris Teeter, Inc.
701 Crestdale Road
Matthews, NC 28105
704-844-3100

American & Efird, Inc.
P.O. Box 507
22 American Street
Mount Holly, NC 28120
704-827-4311

General Counsel

McGuireWoods, LLP
Charlotte, NC

Independent Registered Public Accountants

KPMG LLP
Charlotte, NC

New York Stock Exchange (NYSE) Listing

Common stock symbol: RDK
The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K for the fiscal year ended September 27, 2009. The Company has also submitted to the NYSE its most recent annual certification by its Chief Executive Officer confirming that the Company has complied with the NYSE corporate governance standards.

Stock Transfer Agent and Registrar

American Stock Transfer & Trust Company (AST), Brooklyn, NY

Dividend Reinvestment and Stock Purchase Plan

The Company maintains a Dividend Reinvestment and Stock Purchase Plan for shareholders of record. Information on this plan may be obtained by calling AST at 866-662-3940.

Annual Reports on Form 10-K

Additional copies of the Company's Annual Report on Form 10-K are available without charge upon written request or by telephone.

Written requests may be directed to:
Investor Relations Department
Ruddick Corporation
301 S. Tryon Street
Suite 1800
Charlotte, NC 28202

Telephone inquiries may be directed to:
704-372-5404

Closing Stock Price Fiscal Year End

(In Dollars)



23.05
26.03
33.54
33.65
26.62
'05
'06
'07
'08
'09



Ruddick Corporation

Ruddick Corporation is a holding company with two primary operating subsidiaries—
Harris Teeter, a leading regional supermarket chain, and American & Efird, one of the world's largest global manufacturers and distributors of industrial sewing thread, embroidery thread and technical textiles.

301 S. Tryon Street, Suite 1800, Charlotte, NC 28202 • 704-372-5404 • www.ruddickcorp.com